2024
ANNUAL REPORT



INPOINT
COMMERCIAL REAL ESTATE INCOME, INC.

A Commercial Mortgage REIT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 001-40833

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.
(Exact name of registrant as specified in its charter)

Maryland	**32-0506267**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2901 Butterfield Road	
Oak Brook, Illinois	**60523**
(Address of principal executive offices)	**(Zip Code)**

(800) 826-8228
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001	ICR PR A	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☒
Emerging Growth Company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

There is no established market for the registrant's shares of common stock. As of March 13, 2025, the Registrant had 10,117,998 shares of common stock outstanding, consisting of: 8,562,777 shares of Class P common stock, 745,881 shares of Class A common stock, 290,345 shares of Class T common stock, 48,015 shares of Class D common stock, 470,980 shares of Class I common stock and no shares of Class S common stock.

Auditor Name: KPMG LLP   Auditor Location: Chicago, IL   Auditor Firm ID: 185

TABLE OF CONTENTS

Summary of Risk Factors

We are subject to numerous risks and uncertainties that could cause our actual results and future events to differ materially from those set forth or contemplated in our forward-looking statements, including those summarized below. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. This risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth under Item 1A "Risk Factors" of this Annual Report on Form 10-K. Defined terms used in this summary have the meanings provided elsewhere in this Annual Report on Form 10-K.

Risks Related to an Investment in Our Company
- There is no public trading market for shares of our common stock; therefore, our stockholders' ability to dispose of their shares will likely be limited to repurchase by us through our share repurchase plan ("SRP"), which is currently suspended. Even if stockholders are able to sell their shares to us, they may receive less than the price they paid.
- The amount and source of distributions we may pay to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to pay distributions to our stockholders at any time in the future.
- We have paid and may continue to pay distributions from sources other than our earnings and cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
- Valuations and appraisals of our properties and real estate-related assets are estimates of fair value and may not necessarily correspond to realizable value.
- If we are unable to raise future equity capital, we will be limited in the number and type of investments we make and the value of investments in us will fluctuate with the performance of the specific assets we have acquired.
- NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.
- Because we are dependent upon Inland InPoint Advisor, LLC (the "Advisor"), SPCRE InPoint Advisors, LLC (the "Sub-Advisor") and their affiliates to conduct our operations, any adverse changes in the financial health of these entities or our relationship with them could hinder our operating performance and the return on our stockholders' investment.
- Failure by us, the Advisor, the Sub-Advisor, the Dealer Manager or our service providers (including our transfer agent), tenants or borrowers to implement effective information and cybersecurity policies, procedures and capabilities could disrupt our business and harm our results of operations.

Risks Related to Our Investments
- The commercial real estate ("CRE") debt we originate and may invest in and mortgage loans underlying the CRE securities we may invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to us.
- Our CRE debt and securities investments are subject to the risks typically associated with CRE.
- A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our investments.
- We may not be effective in originating, acquiring and managing our investments.
- The CRE industry has been and may continue to be adversely affected by economic conditions in the United States and global financial markets generally.
- We may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.
- We may be unable to restructure our investments in a manner that we believe maximizes value, particularly if we are one of multiple creditors in a large capital structure.
- CRE debt restructurings may reduce our net interest income or require provisions for credit losses.
- Our CRE debt and securities investments may be adversely affected by changes in credit spreads.
- Provision for credit losses is difficult to estimate, particularly in a challenging economic environment.
- The subordinate CRE debt we originate and acquire may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy our investments, which may result in losses to us.
- We may make investments in assets with lower credit quality, which will increase our risk of losses.
- Floating-rate CRE debt, which is often associated with transitional assets, may entail greater risks of default to us than fixed-rate CRE debt.
- Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments and may limit our ability to pay distributions to our stockholders.
- We have in the past and may in the future foreclose on certain of the loans we originate or acquire, which could result in losses that negatively impact our results of operations and financial condition.

- As an owner of real estate through foreclosure or otherwise, we are subject to risks inherent in the ownership and operation of real estate and development of real estate.
- Insurance may not cover all potential losses on CRE investments, which may impair the value of our assets.
- If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.
- Environmental compliance costs and liabilities associated with any properties we own or our real estate-related investments may materially impair the value of our investments and expose us to liability.
- We may invest in CRE securities, including commercial mortgage-backed securities ("CMBS"), CRE, collateralized loan obligations ("CLOs") and other subordinate securities.
- The terms of our CRE debt investments are based on our projections of market demand, as well as on market factors, and our return on our investment may be lower than expected if any of our projections are inaccurate.

Risks Related to Our Financing Strategy
- We use leverage to originate and acquire our investments, which may adversely affect our return on our investments and may reduce cash available for distribution.
- Our performance can be negatively affected by fluctuations in interest rates and shifts in the yield curve may cause losses.
- We use short-term borrowings to finance our investments and may need to use such borrowings for extended periods of time to the extent we are unable to access long-term financing. This exposes us to increased risks associated with decreases in the fair value of the underlying collateral, which have had an adverse impact on our financial condition and results of operations in the past and may result in such adverse impacts again.
- The repurchase agreements, secured loans and other financing arrangements that we use to finance our investments may require us to provide additional collateral and may restrict us from leveraging our assets as fully as desired.
- A failure to comply with covenants in our repurchase agreements, secured loans and other financing arrangements would have a material adverse effect on us, and any future financings may require us to provide additional collateral or pay down debt.

Risks Related to Conflicts of Interest
- The Sub-Advisor may face a conflict of interest with respect to the allocation of investment opportunities and competition for borrowers between us and other real estate programs affiliated with Sound Point.
- The Advisor faces a conflict of interest because the management fee and performance fee are based on the value of our investment portfolio as determined in connection with our determination of NAV, which is calculated by the Advisor.
- Our executive officers, our affiliated directors and the key real estate professionals acting on behalf of the Advisor and the Sub-Advisor face conflicts of interest related to their positions or interests in affiliates of Inland and Sound Point, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.
- Our UPREIT structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.

Risks Related to our REIT Status and Certain Other Tax Items
- If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.
- Modification of the terms of our CRE debt investments and mortgage loans underlying our CMBS in conjunction with reductions in the value of the real property securing such loans could cause us to fail to continue to qualify as a REIT.
- Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce overall returns to stockholders.
- Our charter does not permit any person or group to own more than 9.8% of our outstanding common stock or of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our Board.
- Foreclosures may impact our ability to qualify as a REIT and minimize tax liabilities.

Item 1. Business.

General Development of the Business

InPoint Commercial Real Estate Income, Inc. (the "Company", "we," "our" or "us") holds a diversified portfolio of CRE investments primarily comprised of CRE debt, including (a) primarily floating rate first mortgage loans, and (b) subordinate mortgage and mezzanine loans. We may also invest in participations in loans secured by CRE, floating rate CRE securities, such as CMBS, senior unsecured debt of publicly traded real estate investment trusts ("REITs") and select equity investments in single-tenant, net leased properties. Substantially all of our business is conducted through InPoint REIT Operating Partnership, LP (the "Operating Partnership"), a Delaware limited partnership. We are the sole general partner and directly or indirectly hold all of the limited partner interests in the Operating Partnership. We have elected to be taxed as a REIT for U.S. federal income tax purposes. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act").

We are externally managed by the Advisor, a wholly owned indirect subsidiary of Inland Real Estate Investment Corporation ("IREIC"), our sponsor, a member of Inland. "Inland" refers to The Inland Real Estate Group of Companies, Inc. which is comprised of a group of independent legal entities some of which may be affiliates, share some common ownership or have been sponsored and managed by such entities or subsidiaries thereof including IREIC. The Advisor is responsible for coordinating the management of the day-to-day operations and originating, acquiring and managing our CRE investment portfolio, subject to the supervision of our board of directors (the "Board"). The Advisor performs its duties and responsibilities as our fiduciary pursuant to an amended and restated advisory agreement dated July 1, 2021 among the Company, the Advisor and the Operating Partnership (as amended, the "Advisory Agreement").

The Advisor has delegated certain of its duties to the Sub-Advisor, a wholly owned subsidiary of Sound Point CRE Management, LP ("Sound Point CRE"), pursuant to an amended and restated sub-advisory agreement between the Advisor and the Sub-Advisor dated July 1, 2021. Sound Point CRE is a subsidiary of Sound Point Capital Management, LP ("Sound Point"). Among other duties, the Sub-Advisor has the authority to identify, negotiate, acquire and originate our investments and provide portfolio management, disposition, property management and leasing services to the Company. Notwithstanding such delegation to the Sub-Advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the Advisory Agreement, including those duties which the Advisor has not delegated to the Sub-Advisor such as (i) valuation of our assets and calculation of our NAV; (ii) management of our day-to-day operations; (iii) preparation of stockholder reports and communications and arrangement of our annual stockholder meetings; and (iv) advising the Company regarding its initial qualification as a REIT for U.S. federal income tax purposes and monitoring its ongoing compliance with the REIT qualification requirements thereafter.

On October 25, 2016, we commenced a private offering (the "Private Offering") of up to $500.0 million in shares of Class P common stock ("Class P Shares"). Inland Securities Corporation, an affiliate of the Advisor (the "Dealer Manager"), served as the dealer manager for the Private Offering. We continued to accept Private Offering subscription proceeds through July 16, 2019 from subscription agreements executed no later than June 28, 2019. We issued 10,258,094 Class P Shares in the Private Offering, resulting in gross proceeds of $276.7 million.

On March 22, 2019, we filed a Registration Statement on Form S-11 (File No. 333-230465) (the "Registration Statement") to register up to $2.35 billion in shares of common stock in our initial public offering (the "IPO"), and on May 3, 2019, the Securities and Exchange Commission (the "SEC") declared the Registration Statement effective and we commenced the IPO. The purchase price per share for each class of common stock in the IPO varied and generally equaled our prior month's NAV per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. The Dealer Manager served as our exclusive dealer manager for the IPO on a best efforts basis.

On March 24, 2020, the Board suspended (i) the sale of shares in the IPO, (ii) the operation of the SRP, (iii) the payment of distributions to our stockholders, and (iv) the operation of the distribution reinvestment plan (the "DRP"), effective as of April 6, 2020. In determining to take these actions, the Board considered various factors, including the impact of the COVID-19 pandemic on the economy, the inability to accurately calculate the NAV per share due to uncertainty, volatility and lack of liquidity in the market, our need for liquidity due to financing challenges related to additional collateral required by the banks that regularly finance our assets and uncertain and rapidly changing economic conditions.

In August 2020, we resumed paying distributions monthly to stockholders of record for all classes of our common stock. On October 1, 2020, the SEC declared effective our post-effective amendment to the Registration Statement, thereby permitting us to resume offers and sales of shares of common stock in the IPO, including through the DRP.

On March 1, 2021, the SRP was reinstated for our stockholders requesting repurchase of shares as a result of the death or qualified disability of the holder, and on July 1, 2021, the SRP was reinstated for all stockholders.

On September 22, 2021, we completed an underwritten public offering of 3,500,000 shares of our 6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), with a liquidation preference of $25.00 per share (the "Preferred Stock Offering"). In addition, on October 15, 2021, the underwriters partially exercised their over-allotment option and purchased an additional 100,000 shares of Series A Preferred Stock. The Series A Preferred Stock was issued and sold pursuant to an effective registration statement on Form S-11 (File No. 333-258802) filed with the SEC. We received net proceeds of $86.3 million, after underwriter's discount and issuance costs and contributed the net proceeds to the Operating Partnership in exchange for an equivalent number of Series A units in the Operating Partnership (with economic terms that mirror those of the Series A Preferred Stock).

In connection with the Preferred Stock Offering, Regulation M under the Securities Exchange Act of 1934, as amended, prohibited us from selling our shares of common stock in our primary portion of our IPO and repurchasing our shares of common stock through our SRP during the applicable restricted period. After careful consideration of the regulatory requirements, the Board unanimously approved the temporary suspension of the sale of our shares of common stock in the primary portion of our IPO and the operation of our SRP in September 2021.

On April 28, 2022, the Company filed a registration statement on Form S-11 (File No. 333-264540) (the "2022 Registration Statement") with the SEC to register up to $2.2 billion in shares of common stock, which was declared effective by the SEC on November 2, 2022 (the "Second Public Offering", and collectively with the IPO, the "Public Offerings").

On August 11, 2022, the Board authorized and approved a share repurchase program (the "Series A Preferred Repurchase Program") pursuant to which we were permitted to repurchase up to the lesser of 1,000,000 shares or $15 million of the outstanding shares of the Company's Series A Preferred Stock through December 31, 2022. On November 10, 2022, the Board approved the extension of the Series A Preferred Repurchase Program through December 31, 2023. Under the Series A Preferred Repurchase Program, repurchases of shares of the Company's Series A Preferred Stock were to be made at management's discretion from time to time through open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws.

In light of the pace of fundraising in the Second Public Offering and the amount of monthly redemption requests pursuant to the SRP, which were in excess of such fundraising, on January 30, 2023, the Board approved the suspension of the SRP. In connection with such suspension, the Board also approved the suspension of the sale of shares in the primary portion of the Second Public Offering (the "Primary Offering") and the suspension of the sale of shares pursuant to the DRP, effective as of February 10, 2023. The Primary Offering, the SRP, and the DRP currently remain suspended. On January 30, 2023, the Board approved the termination of the Series A Preferred Repurchase Program.

We are currently focusing on positioning the portfolio to pursue a potential future strategic alternative when capital market conditions have improved, in order to maximize stockholder value and potentially provide our investors with access to some level of liquidity. There is no assurance that the Company will be able to successfully implement any strategic plan. We are continually impacted by evolving market conditions and other complex factors such as (i) the state of the commercial real estate market and financial markets, (ii) our ability to access additional capital or leverage and (iii) changes in general economic conditions such as high interest rates, among other factors. We will provide updates as the Company considers appropriate or as required under applicable law.

As of March 13, 2025, we had issued 794,715 Class A shares, 464,881 Class T shares, 53,815 Class D shares and 489,069 Class I shares in the Public Offerings, resulting in gross proceeds of $44.9 million, including proceeds from the DRP. As of March 13, 2025, $2.198 billion of common stock remained available to be sold in the Second Public Offering.

For more information on the Public Offerings and the Preferred Stock Offering, see Part IV, Item 15, "Note 6 – Stockholders' Equity."

We established the following programs to facilitate additional investment in our shares and to provide limited liquidity for stockholders.

Distribution Reinvestment Plan

We adopted the DRP, whereby Class A, Class T, Class S, Class D and Class I stockholders have the option to have their cash distributions reinvested in additional shares of our common stock. Any cash distributions attributable to the class or classes of shares owned by participants in the DRP will be immediately reinvested in the same class of our shares of common stock on behalf of the participants on the business day such distribution would have been paid to such stockholder.

The per share purchase price for shares purchased pursuant to the DRP is equal to the most recently published transaction price at the time the distribution is payable. Stockholders do not pay upfront selling commissions when purchasing shares pursuant to the DRP. The stockholder servicing fees with respect to shares of our Class T shares, Class S shares and Class D shares are calculated based on our NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the DRP.

We reserve the right to amend, suspend or terminate our DRP without the consent of our stockholders, provided that notice is sent to participants at least ten business days prior to the effective date. Participants may terminate their participation in the DRP with five business days' prior written notice to us. As noted above, our DRP is currently suspended.

Share Repurchase Plan

We adopted the SRP, whereby on a monthly basis, stockholders who have held their shares of common stock for at least one year may request that we repurchase all or any portion of their shares. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests. Because there is no public market for our common shares, stockholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month, in our discretion, or if our Board modifies, suspends or terminates the SRP.

In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. We may repurchase fewer shares than have been requested in any particular month to be repurchased under our SRP, or none at all, in our discretion at any time. In addition, the total amount of aggregate repurchases of shares will be limited to no more than 2% of our aggregate NAV per month and no more than 5% of our aggregate NAV per calendar quarter.

As noted above, our SRP is currently suspended.

Investment Portfolio

Our objective is to originate, acquire and manage an investment portfolio of CRE debt and CRE securities that is diversified based on the type and location of the underlying collateral securing the CRE debt and CRE securities. We intend that the real estate underlying our CRE debt and CRE securities investments, as well as CRE equity investments we may make, will be located within the United States and diversified by property type, geographic location, owner/operator and tenant. As of December 31, 2024 and 2023, our investment portfolio consisted of $549.2 million and $722.0 million, respectively, in commercial mortgage loans held for investment. During the year ended December 31, 2024, we acquired two office properties, one located in Addison, Texas, and the other located in Irving, Texas, and one multifamily property located in Portland, Oregon through non-judicial foreclosure transactions. On September 28, 2023, we sold the Renaissance Chicago O'Hare Suites Hotel (the "Renaissance O'Hare") property, a 362-room hotel located in Chicago, Illinois, which we had acquired via deed-in-lieu-of-foreclosure on August 20, 2020, from the borrower under one of our first mortgage loans.

Competition

Our net income depends, in large part, on our ability to originate loans and acquire assets at favorable spreads over our borrowing costs. In acquiring our investments, we compete with other REITs, specialty finance companies, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. Many of our competitors are significantly larger than we are, have access to greater capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we can. Market conditions may attract more competitors, which may increase the competition for sources of financing. An increase in the competition for sources of financing could adversely affect the availability and cost of financing.

We rely on the Sub-Advisor's professionals and their industry expertise, which we believe provides us with a competitive advantage. These professionals help us assess investment risks and determine appropriate pricing for our mortgage loans and potential investments. Their industry relationships enable us to compete more effectively for attractive investment opportunities. Despite certain competitive advantages, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these investments.

Many investment opportunities that are suitable for us may also be suitable for one or more investment funds, REITs, vehicles, accounts, products or other similar arrangements sponsored, advised and/or managed by the Sub-Advisor or its affiliates ("Other Sound Point Accounts"). If a certain investment opportunity is deemed suitable for both us and one or more Other Sound Point Accounts, the Sub-Advisor or its affiliates will determine which program is ultimately awarded the right to pursue the investment in accordance with the Sub-Advisor's investment allocation guidelines. The Sub-Advisor is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. The Sub-Advisor is required to provide information to our Board to enable our Board, including the independent directors, to determine whether the investment allocation procedures summarized below are being fairly applied to us.

Our Sub-Advisor and its affiliates have adopted investment allocation guidelines to address conflicts of interest arising from the allocation of investment opportunities and to ensure the fair and equitable allocation of investments among us and Other Sound Point Accounts consistent with its fiduciary obligations. The Sub-Advisor will screen the suitability of each investment opportunity for each account based on the following criteria (the "Screening Criteria"): liquidity position (i.e., sufficiency of available cash to make and support the investment or need to raise cash); strategic investment objectives; appropriateness of investment based on current portfolio composition, including loan-type, loan-size, asset-type and geographic or borrower diversity; time horizon; tax sensitivity; and any applicable legal or regulatory restrictions, or governing document applicable covenants or asset tests/restrictions.

Since bespoke whole commercial real estate loan investments are not divisible and cannot be allocated pro rata as a general matter, the Sub-Advisor and its affiliates will allocate investment opportunities on a pre-determined rotational order and maintain a record of such rotational allocations. Any new account will be added to the bottom of the rotational queue. If, upon due consideration of the Screening Criteria, Sound Point reasonably determines in its discretion that an investment opportunity is suitable and appropriate for the account then atop the rotational queue, the investment opportunity is allocated to such account which is then moved to the bottom of the rotational queue and all other accounts retain their respective relative existing positions in the rotational queue. If, however, upon due consideration of the Screening Criteria, Sound Point reasonably determines in its discretion that an investment opportunity is not suitable and appropriate for the account then atop the rotational queue, the investment opportunity is reviewed for suitability with respect to the next account in chronological order in the rotational queue. If Sound Point reasonably determines in its discretion that an investment opportunity is suitable and appropriate for the account then in the second chronological position in the rotational queue, the investment opportunity is allocated to such account which is then moved to the bottom of the rotational queue and all other accounts retain their respective relative existing positions in the rotational queue. If, however, upon consideration of the Screening Criteria, Sound Point reasonably determines in its discretion that an investment opportunity is not suitable and appropriate for the account then in the second chronological position in the rotational queue, the investment opportunity is reviewed for suitability with respect to the next account in chronological order in the rotational queue. This process continues until the investment opportunity is deemed suitable for the account with the highest chronological priority in the rotational queue and is, thus, allocated the investment opportunity and thereupon moved to the bottom of the rotational queue.

Governmental Regulations

Our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, include among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations, (iii) state and local laws relating to real property; (iv) federal, state and local environmental laws, ordinances, and regulations, and (v) various laws relating to housing, including permanent and temporary rent control and stabilization laws, the Americans with Disabilities Act of 1990 and the Fair Housing Amendment Act of 1988, among others.

Compliance with the federal, state and local laws described above has not had a material, adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Human Capital

We do not have any employees. All of our executive officers are officers of the Advisor, the Sub-Advisor or one or more of their affiliates and are compensated by those entities for their services rendered to us. We neither separately compensate our executive officers for their service as officers, nor do we reimburse either the Advisor or the Sub-Advisor for any compensation paid to individuals who also serve as our executive officers.

Tax Status

We believe we have operated, and we intend to continue to operate, in a manner, to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2017. Accordingly, we generally will not be subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, to our stockholders and maintain our qualification as a REIT.

Our Corporate Information

Our principal executive offices are located at 2901 Butterfield Rd., Oak Brook, Illinois 60523, our telephone number is (866) 694-6526 and our website is *www.inland-investments.com/inpoint.* From time to time, we may use our website as a distribution channel for material company information. Our website is not incorporated by reference in or otherwise a part of this Annual Report on Form 10-K. We will provide a copy of this Annual Report on Form 10-K, including financial statements and schedules, without charge upon written request delivered to our principal executive offices. We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those reports with the SEC. The SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Item 1A. Risk Factors.

Risks Related to an Investment in Our Company

We have had an accumulated deficit in the past and may continue to have an accumulated deficit in the future.

Our accumulated deficit as of December 31, 2024 and 2023 was $95.0 million and $89.0 million, respectively. We may continue to have an accumulated deficit in the future.

There is no public trading market for shares of our common stock; therefore, our stockholders' ability to dispose of their shares will likely be limited to repurchase by us through our SRP, which is currently suspended. Even if stockholders are able to sell their shares to us, they may receive less than the price they paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will develop without a listing of our shares on an exchange. Therefore, repurchase of shares by us pursuant to our SRP has been the only way for our stockholders to dispose of their shares, and our SRP is currently suspended.

If our SRP is reinstated, or if a stockholder is otherwise able to have their shares redeemed, such stockholders should be aware that our SRP contains significant restrictions and limitations. Specifically, the total amount of aggregate repurchases is subject to the limits set forth in the SRP (2% of our aggregate NAV per month as of the last day of the previous calendar month and no more than 5% of our aggregate NAV per calendar quarter as of the last day of the previous calendar quarter). When our SRP is in effect, our stockholders who have held their shares for at least one year have the opportunity to request that we repurchase their shares on a monthly basis. We repurchase shares from requesting stockholders who have held their shares for at least one year on a monthly basis at a price equal to our most recently determined NAV per share for the applicable class of share on the date the repurchase request is processed, and not based on the price at which the stockholder initially purchased his or her shares. As a result, our stockholders may receive less than the price they paid for their shares when they sell them to us pursuant to our repurchase program.

When the SRP is in effect, we may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, subject to the limitations in our SRP. Further, our Board may modify, suspend or terminate our SRP if it deems such action to be in our best interest and the best interest of our stockholders. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, including because the amount requested for repurchase exceeds one of the limits, then funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector, inflation, tariffs, disruptions in the labor market (including labor shortages and unemployment) and the current military conflicts in Ukraine and in the Middle East, could cause our stockholders to seek to sell their shares to us pursuant to our SRP at a time when such events are adversely affecting the performance of our assets. Our SRP is currently suspended. If we decide to satisfy all repurchase requests within the limits of our SRP, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

The Advisor and the Sub-Advisor manage our portfolio pursuant to very broad investment guidelines and generally are not required to seek the approval of our Board for each investment, financing or asset allocation decision made by it, which may result in our making riskier investments and which could adversely affect our results of operations and financial condition.

Our Board approved very broad investment guidelines that delegate to the Advisor the authority to execute originations, acquisitions and dispositions of CRE debt, CRE securities and real estate properties on our behalf, in each case so long as such investments are consistent with the investment guidelines and our charter. Pursuant to the Sub-Advisory Agreement, the Advisor delegated this authority to the Sub-Advisor, under the supervision of the Advisor. There can be no assurance that the Advisor and the Sub-Advisor will be successful in applying any strategy or discretionary approach to our investment activities. Our Board reviews our investment guidelines on an annual basis (or more often as it deems appropriate) and reviews our investment portfolio periodically. The prior approval of our Board or a committee of independent directors will be required only as set forth in our charter (including for transactions with affiliates of the Advisor and the Sub-Advisor) or for the acquisition or disposition of assets that are not in accordance with our investment guidelines. In addition, in conducting periodic reviews, our directors rely primarily on information provided to them by the Advisor or Sub-Advisor. Furthermore, transactions entered into on our behalf by the Advisor may be costly, difficult or impossible to unwind when they are subsequently reviewed by our Board.

The amount and source of distributions we may pay to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to pay distributions to our stockholders at any time in the future.

We have not established a minimum distribution payment level to our common stockholders, and our ability to pay distributions to any of our stockholders may be adversely affected by a number of factors, including the risk factors described in this Annual Report on Form 10-K. We may not generate sufficient income to pay distributions to our stockholders. Our Board will make determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. Among the factors that could impair our ability to pay distributions to our stockholders are:

- our inability to invest the proceeds from sales of our shares on a timely basis in income-producing CRE loans, CRE securities and select CRE equity investments;

- our inability to realize attractive risk-adjusted returns on our investments;

- increases in interest rates on our borrowings;

- unanticipated expenses or reduced revenues that reduce our cash flow or non-cash earnings;

- defaults in our investment portfolio or decreases in the value of our investments;

- the payment of increased dividend rates on the Series A Preferred Stock upon certain events, such as a Change of Control or Downgrade Event (as such terms are defined in the Articles Supplementary designating the Series A Preferred Stock) or where any shares of our Series A Preferred Stock remain outstanding after September 22, 2026; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, we may not be able to pay distributions to our stockholders at any given time in the future, and the level of any distributions we do make to our common stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of our common stockholders' investments. Though we paid distributions to our common stockholders on a monthly basis from December 5, 2016 to March 24, 2020, our Board suspended distributions from March 24, 2020 to July 30, 2020 as a result of the COVID-19 pandemic and may do so again in the future.

Further, subject to certain exceptions, in connection with a Change of Control or Downgrade Event and where any shares of our Series A Preferred Stock remain outstanding after September 22, 2026, we will thereafter accrue cumulative cash dividends at a rate higher than the initial rate per annum equal to 6.75% per annum of the $25.00 liquidation preference. We cannot assure stockholders of our ability to pay these increased dividend rates upon such events, and, even where we are able to do so, the increased dividend payments may have a material adverse effect on our financial condition, liquidity and results of operations, including our ability to maintain our current distribution payment level to common stockholders, and our ability to pay distributions to our stockholders, if any.

We have paid and may continue to pay distributions from sources other than our earnings and cash flow from operations, including, without limitation, the sale of assets, borrowings, repayment of real estate debt investments, return of capital, offering proceeds and advances or the deferral of fees and expense reimbursements, and we have no limits on the amounts we may pay from such sources.

We may not generate sufficient earnings and cash flow from operations to fully fund distributions to stockholders. Therefore, we have and may again choose to use cash flows from financing activities, which include borrowings (including borrowings secured by our assets), net proceeds of the Public Offerings, or other sources to fund distributions to our stockholders. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected and due to numerous other factors. We have not established a limit on the amount of our distributions that may be paid from any of these sources. We have funded distributions, in part, using offering proceeds and, in the future, we may again pay distributions from sources other than earnings and cash flow from operations. During the year ended December 31, 2024, we did not use offering proceeds to pay distributions.

Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of our stockholders' investment.

Valuations and appraisals of our properties and real estate-related assets are estimates of fair value and may not necessarily correspond to realizable value.

The Advisor seeks to determine the fair value of our investments as of the last day of each month. Within the parameters of our valuation guidelines, the valuation methodologies used to value our assets involve subjective judgments. In general, the loan portfolio is valued at amortized cost, subject to impairment testing. Impairment testing is subjective in nature as it partially relies on the Advisor's judgment on whether a borrower can repay the loan. Valuation methodologies also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our investments are only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of the Advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our investments may not correspond to the timely realizable value upon a sale of those assets. There will be no retroactive adjustment in the valuation of such assets, the price of our shares of common stock, the price we paid to repurchase shares of our common stock or fees we paid to the Advisor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price at which shares may be repurchased by us pursuant to our share repurchase plan is based on our estimated NAV per share, stockholders may receive less than realizable value for their investment.

Our NAV per share may suddenly change if the estimated values of our illiquid assets materially change from prior estimates or the actual operating results for a particular month differ from what we originally estimated for that month.

We calculate a monthly NAV. While we obtain annual independent valuations of our properties, a substantial portion of our assets consist of CRE debt that is valued at amortized cost, subject to impairment testing. Changes in market conditions may significantly impact the estimated valuation of our assets and there may be a sudden change in our NAV per share for each class of our common stock. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a sudden increase or decrease in the NAV per share amounts. After the end of the last business day of each month, we adjust the income and expenses we estimated for that month to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the monthly NAV per share of each class for each day of the previous month. Therefore, because the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.

The Advisor's determination of our monthly NAV per share for each class of our common stock is based in part on estimates of the values of our illiquid assets in accordance with valuation guidelines approved by our Board. As a result, our most recently published NAV per share may not fully reflect any or all changes in value that may have occurred since the most recent valuation. We suspended the calculation of our NAV from March 24, 2020 to July 20, 2020 as a result of uncertainty caused by the COVID-19 pandemic, and we may do so again in the future. The Advisor reviews our CRE debt and CRE securities investments for the occurrence of any asset-specific or market-driven event it believes may cause a material valuation change in the asset valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our illiquid assets or liabilities between valuations, or to obtain quickly complete information regarding any such events. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstances, the resulting potential disparity in our NAV may negatively affect stockholders who have their shares repurchased, or stockholders who buy new shares, or our existing stockholders.

If we are unable to raise future equity capital, we will be limited in the number and type of investments we make and the value of investments in us will fluctuate with the performance of the specific assets we have acquired.

Our Second Public Offering was being made on a "best efforts" basis, meaning that the Dealer Manager and broker-dealers participating in the distribution of shares in our Second Public Offering ("participating broker-dealers") were only required to use their best efforts to sell our shares and had no firm commitment or obligation to purchase any shares of our common stock in our Public Offerings. Our Second Public Offering is currently suspended. As of March 13, 2025, we had received and accepted investors' subscriptions for and issued 794,715 Class A shares, 464,881 Class T shares, 53,815 Class D shares and 489,069 Class I shares in the IPO and Second Public Offering, resulting in gross proceeds of $44.9 million, including proceeds from the DRP. If we are unable to raise future equity capital, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. Moreover, the potential impact of any single asset's performance on the overall performance of our portfolio increases. Further, we have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we were able to raise substantial funds in our Second Public Offering. Our inability to raise future equity capital would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay distributions to our stockholders.

NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.

The method for calculating our NAV, including the components that will be used in calculating our NAV, is not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV will not be audited by our independent registered public accounting firm. We calculate and publish our monthly NAV solely for purposes of establishing the price at which we sell and repurchase shares of our common stock, and stockholders should not view our NAV as a measure of our historical or future financial condition or performance. The components and methodology that is used in calculating our NAV may differ from those used by other companies now or in the future.

In addition, our NAV calculations, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with generally accepted accounting principles ("GAAP"). These valuations, which are based on market values that assume a willing buyer and seller, may differ from liquidation values that could be realized in the event that we were forced to sell assets.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in the future, which would harm our ability to achieve our investment objectives.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may reduce our ability to raise capital in the future, which would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

The Sub-Advisor may not be successful, or there may be delays, in locating suitable investments, which could limit our ability to pay distributions and lower the overall return on our stockholders' investment.

We rely upon the Sub-Advisor to identify suitable investments. The investment professionals of the Sub-Advisor must determine which investment opportunities to recommend to us and to existing and future investment vehicles which are affiliated with Sound Point CRE, the parent of the Sub-Advisor. The Sub-Advisor may not be successful in locating suitable investments on financially attractive terms, and we may not achieve our investment objectives. If we, through the Sub-Advisor, are unable to find suitable investments promptly, we may hold cash from any source, such as payoffs of our mortgage loans, in an interest-bearing account or invest the proceeds in short-term assets. We expect that the income we earn on these temporary investments will not be substantial. Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay fees and expenses in connection with the Public Offerings and distributions. Therefore, delays in investing proceeds we raise from the Public Offerings or other large amounts of cash received could impact our ability to generate cash flow for distributions or to achieve our investment objectives.

The Sub-Advisor may acquire assets where the returns are substantially below expectations or which result in net losses. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives. The Sub-Advisor's investment professionals face competing demands upon their time, including in instances when we have capital ready for investment and consequently we may face delays in execution. Delays we encounter in the selection and origination or acquisition of investments would likely limit our ability to pay distributions to our stockholders and lower our stockholders' overall returns.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon the performance of the Advisor, the Sub-Advisor and third-party servicers.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon the performance of the Advisor and the Sub-Advisor in the origination and acquisition of our investments, including the determination of any financing arrangements, as well as the performance of the third-party servicers of our CRE debt investments. Stockholders must rely entirely on the management abilities of the Advisor and the Sub-Advisor and the oversight of our Board, along with those of our third-party servicers.

Because we are dependent upon the Advisor, the Sub-Advisor and their affiliates to conduct our operations, any adverse changes in the financial health of these entities or our relationship with them could hinder our operating performance and the return on our stockholders' investment.

We are dependent on the Advisor, the Sub-Advisor and their affiliates to manage our operations and our portfolio. The Advisor, the Sub-Advisor and their affiliates depend upon the direct and indirect fees and other compensation or reimbursement of costs that they receive from us and other companies affiliated with Inland and Sound Point, respectively, and in connection with the management of our business and assets to conduct their operations. Any adverse changes in the financial condition of the Advisor and the Sub-Advisor or their respective parent entities and control persons could hinder their ability to successfully support our business and growth, which could have a material adverse effect on our financial condition and results of operations.

The loss of or the inability to retain or hire key investment professionals at the Advisor, the Sub-Advisor or their respective affiliates could delay or hinder implementation of our investment strategies, which could limit our ability to pay distributions and decrease the value of our stockholders' investment.

Our success depends, to a significant degree upon the contributions of key personnel at the Advisor, the Sub-Advisor and their respective affiliates, each of whom would be difficult to replace. We cannot assure stockholders that such personnel will continue to be associated with them in the future. If any of these persons were to cease their association with us, the Advisor or the Sub-Advisor, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon the Advisor's, the Sub-Advisor's and their respective affiliates' ability to hire and retain highly-skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and they may be unsuccessful in attracting and retaining such skilled individuals. If they lose or are unable to obtain the services of highly-skilled professionals, our ability to implement our investment strategies could be delayed or hindered and the value of our common stock may decline.

Failure by us, the Advisor, the Sub-Advisor, the Dealer Manager or our service providers (including our transfer agent), tenants or borrowers to implement effective information and cybersecurity policies, procedures and capabilities could disrupt our business and harm our results of operations.

We, the Advisor, the Sub-Advisor, the Dealer Manager and our service providers (including our transfer agent), tenants and borrowers are dependent on the effectiveness of our respective information and cybersecurity policies, procedures and capabilities to protect our computer and telecommunications systems and the data that resides on or is transmitted through them. An externally caused information security incident, such as a hacker attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems or insufficient policies or procedures, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential information and could result in material financial loss, loss of competitive position, regulatory actions, breach of contracts, reputational harm or legal liability.

Our operations may be subject to an increasing number of cyber incidents, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our success depends in part on our ability to provide effective cybersecurity protection in connection with our business, and the digital technologies and internal digital infrastructure we utilize. We operate information technology networks and systems for internal purposes that incorporate third-party software and technologies. We also connect to and exchange data with external networks that may be operated by the Advisor, the Sub-Advisor, the Dealer Manager, service providers (including our transfer agent), tenants, borrowers or other third parties. We may also utilize software and other digital products and services that store, retrieve, manipulate, and manage our information and data, external data, personal data of our Advisor, Sub-Advisor, Dealer Manager, service providers (including our transfer agent), tenants, stockholders, borrowers or other third parties, and our own information and data.

Our digital technologies, as well as third-party products, services and technologies that we rely on, are subject to the risk of cyberattacks and, given the nature of such attacks, some incidents can remain undetected for a period of time despite efforts to detect and respond to them in a timely manner. Cyberattacks are expected to accelerate on a global basis in both frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools (including artificial intelligence) that circumvent controls, evade detection and even remove forensic evidence of the infiltration. There can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect material consequences arising from such incidents or attacks, or to avoid a material adverse impact on our systems after such incidents or attacks do occur. We have experienced and will continue to experience varying degrees of cyber events in the normal conduct of our business, including defending against attacks from social engineering such as phishing. Even if we successfully defend our own digital technologies and internal digital infrastructure, we also rely on providers of third-party products, services, and networks, with whom we may share data, and who may be unable to effectively defend their digital technologies, services and internal digital infrastructure against attack.

Unauthorized access to or modification of, or actions disabling our ability to obtain authorized access to data of our Advisor, Sub-Advisor, Dealer Manager, service providers (including our transfer agent), tenants, stockholders, borrowers or other third parties, other external data, personal data, or our own data, as a result of a cyber incident, attack or exploitation of a security vulnerability, or loss of control of our operations could result in significant damage to our reputation or disruption to our business and to our Advisor, Sub-Advisor, Dealer Manager, service providers (including our transfer agent), tenants, borrowers or other third parties. In addition, allegations, reports, or concerns regarding vulnerabilities affecting our digital products or services could damage our reputation. This could lead to fewer using our services, which could have a material adverse impact on our financial condition, results of operations, cash flows, and future prospects.

In addition, if our systems or third-party products, services, and network systems for protecting against cybersecurity risks prove to be insufficient, we could be adversely affected by, among other things, loss of or damage to any of our intellectual property, proprietary or confidential information; loss of data or disruption to our Advisor, Sub-Advisor, Dealer Manager, service providers (including the transfer agent), tenants, borrowers or other third parties; breach of personal data; interruption of our business operations; increased legal and regulatory exposure, including fines and remediation costs; and increased costs required to prevent, respond to, or mitigate cybersecurity attacks. These risks could harm our reputation and our relationships with our employees (if any), our Advisor, Sub-Advisor, the Dealer Manager, service providers, tenants, stockholders, borrowers or other third parties, and may result in claims against us.

Disruptions in our information technology systems or a compromise of security with respect to our systems could adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, or implement strategic initiatives.

We rely on our Advisor's information technology systems to be able to monitor and control our operations, adjust to changing market conditions, and implement strategic initiatives, and, in connection with our use of these systems, we rely on the cybersecurity strategy and policies implemented by Inland. Any disruptions in these systems or the failure of these systems to operate as expected could in the future adversely affect, our ability to access and use certain applications and could, depending on the nature and magnitude of the problem, adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions and implement strategic initiatives. We cannot guarantee that disruptions will not be material in the future. In addition, the security measures we employ to protect our systems have in the past not detected or prevented, and may in the future not detect or prevent, all attempts to hack our systems, denial-of-service attacks, viruses, malicious software (malware), employee error or malfeasance, phishing attacks, security breaches, disruptions during the process of upgrading or replacing computer software or hardware or integrating systems of acquired assets or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by the sites, networks and systems that we otherwise maintain, which include cloud-based networks and data center storage.

We have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks in the normal course of business. Our Advisor is continuously developing and enhancing our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage, or unauthorized access. This continued development and enhancement requires us to expend resources. However, we may not anticipate or combat all types of future attacks until after they have been launched. If any of these breaches of security occur or are anticipated in the future, we could be required to expend additional capital and other resources, including costs to deploy additional personnel and protection technologies, and engage third-party experts and consultants. Our response to attacks, and our investments in our technology and our controls, processes and practices, may not be sufficient to shield us from significant losses or liability. Further, given the increasing sophistication of bad actors and complexity of the techniques used to obtain unauthorized access or disable systems, a breach or attack could potentially persist for an extended period of time before being detected. As a result, we may not be able to anticipate the attack or respond adequately or timely, and the extent of a particular incident, and the steps that we may need to take to investigate the incident, may not be immediately clear. It could take a significant amount of time before an investigation can be completed and full, reliable information about the incident becomes known. During an investigation, it is possible we may not necessarily know the extent of the harm or how to remediate it, which could further adversely impact us, and new regulations could result in us being required to disclose information about a material cybersecurity incident before it has been mitigated or resolved, or even fully investigated. We also face cybersecurity risks due to our reliance on internet technology, which could strain our technology resources or create additional opportunities for cybercriminals to exploit vulnerabilities.

We may become subject to greater liability due to changing regulations and laws regarding cybersecurity, which could materially adversely affect our business, operations, results of operations and profitability.

Because our systems sometimes retain information about our Advisor, Sub-Advisor, Dealer Manager, service providers (including our transfer agent), tenants, stockholders, borrowers or other third parties, our failure to appropriately maintain the security of the data we hold, whether as a result of our own error or the malfeasance or errors of others, could in the future lead, to disruptions in our services or other data systems, and could lead to unauthorized release of confidential or otherwise protected information or corruption of data. Our failure to appropriately maintain the security of the data we hold could also violate applicable privacy, data security and other laws and subject us to lawsuits, fines and other means of regulatory enforcement. Regulators have been imposing new data privacy and security requirements, including new and greater monetary fines for privacy violations. These laws and regulations may be broad in scope and subject to evolving interpretations and increasing enforcement, and we may incur costs to monitor compliance and alter our practices.

Moreover, certain new and existing data privacy laws and regulations could diverge and conflict with each other in certain respects, which makes compliance increasingly difficult. Complying with new regulatory requirements could require us to incur substantial expenses or require us to change our business practices, either of which could harm our business. As regulators have become increasingly focused on information security, data collection and use and privacy, we may be required to devote significant additional resources to modify and enhance our information security controls and to identify and remediate vulnerabilities, which could adversely impact our results of operations and profitability. Any compromise or breach of our systems could result in adverse publicity, harm our reputation, lead to claims against us and affect our relationships with our Advisor, Sub-Advisor, Dealer Manager, service providers (including our transfer agent), tenants, stockholders, borrowers or other third parties, any of which could have a material adverse effect on our business, operations, results of operations and profitability.

We may change our investment strategy without our stockholders' consent and make riskier investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from and possibly riskier than the investments described in this Annual Report on Form 10-K. A change in our investment strategy may increase our exposure to interest rate and commercial real estate market fluctuations.

Risks Related to Our Investments

Our CRE debt and securities investments are subject to the risks typically associated with CRE.

Our CRE debt and securities investments are subject to the risks typically associated with CRE, including:

- local, state, national or international economic conditions, including market disruptions caused by regional concerns, political upheaval, virus outbreaks and pandemics, war and military conflicts (including volatility as a result of the ongoing conflicts between Russia and Ukraine and in the Middle East), a sovereign debt crisis, inflation and other factors;
- real estate conditions, such as an oversupply of or a reduction in demand for real estate space in an area;
- lack of liquidity inherent in the nature of the asset;
- tenant/operator mix and the success of the tenant/operator business;
- the ability and willingness of tenants/operators/managers to maintain the financial strength and liquidity to satisfy their obligations to us and to third parties;
- reliance on tenants/operators/managers to operate their business in a sufficient manner and in compliance with their contractual arrangements with us;
- ability and cost to replace a tenant/operator/manager upon default;
- property management decisions;
- property location and conditions;
- property operating costs, including insurance premiums, real estate taxes and maintenance costs;
- the perceptions of the quality, convenience, attractiveness and safety of the properties;
- branding, marketing and operational strategies;
- competition from comparable properties;
- the occupancy rate of, and the rental rates charged at, the properties;
- the ability to collect on a timely basis all rent;
- the effects of any bankruptcies or insolvencies;
- the expense of leasing, renovation or construction;
- changes in interest rates and in the availability, cost and terms of mortgage financing;
- unknown liens being placed on the properties;
- bad acts of third parties;
- the ability to refinance mortgage notes payable related to the real estate on favorable terms, if at all;
- changes in governmental rules, regulations and fiscal policies;
- tax implications;
- changes in laws, including laws that increase operating expenses or limit rents that may be charged;
- the impact of present or future environmental legislation and compliance with environmental laws, including costs of remediation and liabilities associated with environmental conditions affecting properties;
- cost of compliance with the Americans with Disabilities Act;
- adverse changes in governmental rules and fiscal policies;
- social unrest and civil disturbances;

- acts of nature, including earthquakes, hurricanes and other natural disasters;

- terrorism;

- the potential for uninsured or underinsured property losses;

- adverse changes in state and local laws, including zoning laws; and

- other factors which are beyond our control.

The value of each property underlying our CRE debt and CRE securities investments is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the value and the return that we can realize from our assets, as well as the ability of our borrowers to pay their loans and the ability of the borrowers on the underlying loans securing our securities to pay their loans.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our investments.

We believe the risks associated with our business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. Declining real estate values will likely reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover its cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect our ability to invest in, sell, and securitize loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business and our ability to pay dividends to stockholders.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets. In addition, Russia's invasion of Ukraine and tensions in the Middle East may disrupt energy prices and the movement of goods in Europe and the Middle East, which can impact energy costs and inflation. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally. Additionally, global trade disruption, significant introductions of trade barriers and bilateral trade frictions, including due to tariffs and other changes to trade policy in the U.S. and other jurisdictions as well as war or other hostilities, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

Furthermore, severe public health events, such as those caused by the COVID-19 pandemic, may occur from time to time, and could directly and indirectly impact us in material respects that we are unable to predict or control. In addition, we may be materially and adversely affected because of many related factors outside our control, including the effectiveness of governmental responses to a severe public health event, pandemic or epidemic, the extension, amendment or withdrawal of any programs or initiatives established by governments and the timing and speed of economic recovery. Actions taken in response may contribute to significant volatility in the financial markets, resulting in increased volatility in equity prices, material interest rate changes, supply chain disruptions, such as simultaneous supply and demand shock to global, regional and national economies, and an increase in inflationary pressures.

We are subject to significant competition, and we may not be able to compete successfully for investments.

We are subject to significant competition for attractive investment opportunities from other real estate investors, some of which have greater financial resources than we do, including publicly traded REITs, public, non-listed REITs, insurance companies, commercial and investment banking firms, private institutional funds, hedge funds, private equity funds and other investors. Our management has observed increased competition in recent years, and we expect such trend to continue. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on less advantageous terms to us, our returns may be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. As we reinvest capital, we may not realize risk adjusted returns that are as attractive as those we have realized in the past. If such events occur, we may experience lower returns on our investments.

We may not be effective in originating, acquiring and managing our investments.

Our origination and acquisition capabilities depend on the Sub-Advisor's ability to leverage its relationships in the market and deploy capital to borrowers and tenants that hold properties meeting our underwriting standards. Managing these investments requires significant resources, adherence to internal policies and attention to detail. Managing investments may also require significant judgment and, despite our expectations, the Sub-Advisor may make decisions that result in losses. If we are unable to successfully originate investments on favorable terms, or at all, or if we are ineffective in managing those investments, our business, financial condition and results of operations could be materially adversely affected.

The CRE debt we originate and may invest in and mortgage loans underlying the CRE securities we may invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to us.

Our CRE debt investments are secured by commercial real estate and are subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower's business plan, the borrower's ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, we will suffer a loss. In this manner, real estate values could impact the value of our CRE debt and securities investments. Therefore, our CRE debt and securities are subject to the risks typically associated with real estate.

Additionally, we may suffer losses for a number of reasons, including the following, which could have a material adverse effect on our financial performance:

- **If the value of real property or other assets securing our CRE debt investments deteriorates.** The majority of our CRE debt investments are fully or substantially nonrecourse. In the event of a default by a borrower on a nonrecourse loan, we will only have recourse to the real estate-related assets (including escrowed funds and reserves, if any) collateralizing the debt. There can be no assurance that the value of the assets securing our CRE debt investments will not deteriorate over time due to factors beyond our control. Further, we may not know whether the value of these properties has declined below levels existing on the dates of origination. If the value of the properties drops, our risk will increase because of the lower value of the collateral and reduction in borrower equity associated with the related CRE debt. If a borrower defaults on our CRE debt and the mortgaged real estate or other borrower assets collateralizing our CRE debt are insufficient to satisfy the loan, we may suffer a loss of principal or interest.

- **If a borrower or guarantor defaults on recourse obligations under a CRE debt investment.** We sometimes will obtain personal or corporate guarantees from borrowers or their affiliates. These guarantees are often triggered only upon the occurrence of certain trigger, or "bad boy," events. In cases where guarantees are not fully or partially secured, we will typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. If challenging economic and market conditions emerge, many borrowers and guarantors may face financial difficulties and be unable to comply with their financial covenants. Where we do not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, we will only have recourse as an unsecured creditor to the general assets of the borrower or guarantor, some or all of which may be pledged to satisfy other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants or that sufficient assets will be available to pay amounts owed to us under our CRE debt and related guarantees.

- **Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.** Before making a loan to a borrower, we assess the strength and skills of an entity's management and other factors that we believe are material to the performance of the investment. This underwriting process is particularly important and subjective with respect to newly-organized entities because there may be little or no information publicly available about the entities. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful. Furthermore, historic performance evaluated in connection with our underwriting process may not be indicative of future performance.

Delays in liquidating defaulted CRE debt investments could reduce our investment returns.

The occurrence of a default on a CRE debt investment could result in our taking title to collateral. When there is a default on a CRE debt investment, we may not be able to take title to and sell the collateral securing the loan quickly. Taking title to collateral can be an expensive and lengthy process that could have a negative effect on the return on our investment. Borrowers often resist when lenders, such as us, seek to take title to collateral by asserting numerous claims, counterclaims and defenses, including but not limited to lender liability claims, in an effort to prolong the foreclosure action. In some states, taking title to collateral can take several years or more to resolve. At any time during a foreclosure proceeding, for instance, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of our investment in the defaulted loans. Furthermore, an action to take title to collateral securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with lawsuits if the borrower raises defenses, counterclaims or files for bankruptcy. In the event of default by a borrower, these restrictions, among other things, may impede our ability to take title to and sell the collateral securing the loan or to obtain proceeds sufficient to repay all amounts due to us on the loan. In addition, we may be forced to operate any collateral for which we take title for a substantial period of time, which could be a distraction for our management team and may require us to pay significant costs associated with such collateral. We may not recover any of our investment even if we take title to collateral.

We may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.

Our CRE debt investments may require us to advance future funds. We may also need to fund capital expenditures and other significant expenses for our real estate property investments. Future funding obligations subject us to significant risks, such as a decline in value of the property, cost overruns and the borrower and tenant may be unable to generate enough cash flow and execute its business plan, or sell or refinance the property, in order to repay its obligations to us. We could determine that we need to fund more money than we originally anticipated in order to maximize the value of our investment even though there is no assurance additional funding would be the best course of action. Further, future funding obligations may require us to maintain higher liquidity than we might otherwise maintain and this could reduce the overall return on our investments. We could also find ourselves in a position with insufficient liquidity to fund future obligations.

We may be unable to restructure our investments in a manner that we believe maximizes value, particularly if we are one of multiple creditors in a large capital structure.

In order to maximize value, we may be more likely to extend and work out an investment rather than pursue other remedies such as taking title to collateral. However, in situations where there are multiple creditors in large capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group or other applicable parties. These multiple creditor situations tend to be associated with larger loans. If we are one of a group of lenders, we may not independently control the decision making. Consequently, we may be unable to restructure an investment in a manner that we believe would maximize value.

CRE debt restructurings may reduce our net interest income or require provisions for credit losses.

Weak economic conditions in the future may cause our borrowers to be at increased risk of default and we or a third party may need to restructure loans if our borrowers are unable to meet their obligations to us and we believe restructuring is the best way to maximize value. In order to preserve long-term value, we may determine to lower the interest rate on loans in connection with a restructuring, which will have an adverse impact on our net interest income. We may also determine to extend the maturity and make other concessions with the goal of increasing overall value, however, there is no assurance that the results of our restructurings will be favorable to us. Restructuring an investment may ultimately result in us receiving less than had we not restructured the investment. We may lose some or all of our investment even if we restructure in an effort to increase value. Further, concessions we may make to troubled borrowers could result in the loans being deemed impaired, which may require additional provisions for loan loss.

Our CRE debt and securities investments may be adversely affected by changes in credit spreads.

Our CRE debt we originate or acquire and securities investments we invest in are subject to changes in credit spreads. When credit spreads widen, the economic value of our investments decrease even if such investment is performing in accordance with its terms and the underlying collateral has not changed.

Provision for credit losses is difficult to estimate, particularly in a challenging economic environment.

In a challenging economic environment, we may experience an increase in provisions for credit losses and asset impairment charges, as borrowers may be unable to remain current in payments on loans and declining property values weaken our collateral. Our determination of provision for credit losses requires us to make certain estimates and judgments, which may be difficult to determine, particularly in a challenging economic environment. Our estimates and judgments are based on a number of factors, including projected cash flow from the collateral securing our CRE debt, structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. In determining the adequacy of our provisions for credit losses and asset impairment charges, we rely on our experience and our evaluation of economic conditions and market factors. If our assumptions prove to be incorrect, these provisions may not be sufficient to cover losses inherent in our loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase the level of our provisions for credit losses and asset impairment charges. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.

The subordinate CRE debt we originate and acquire may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy our investments, which may result in losses to us.

We originate, structure and acquire subordinate CRE debt investments on a limited basis secured primarily by commercial properties, which may include subordinate mortgage loans, mezzanine loans and participations in such loans and preferred equity interests in borrowers who own such properties. We have not placed any limits on the percentage of our portfolio that may be comprised of these types of investments, which may involve a higher degree of risk than the type of assets that we expect will constitute the majority of our debt investments, namely first mortgage loans secured by real property. These investments may be subordinate to other debt on commercial property and will be secured by subordinate rights to the commercial property or by equity interests in the borrower. In addition, real properties with subordinate debt may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest. If a borrower defaults or declares bankruptcy, after senior obligations are met, there may not be sufficient funds or assets remaining to satisfy our subordinate interests. Because each transaction is privately negotiated, subordinate investments can vary in their structural characteristics and lender rights. Our rights to control the default or bankruptcy process following a default will vary from transaction to transaction. The subordinate investments that we originate and invest in may not give us the right to demand taking title to collateral as a subordinate real estate debt holder. Furthermore, the presence of intercreditor agreements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. Similarly, a majority of the participating lenders may be able to take actions to which we object, but by which we will be bound. Even if we have control, we may be unable to prevent a default or bankruptcy and we could suffer substantial losses. Certain transactions that we originate and invest in could be particularly difficult, time consuming and costly to work out because of their complicated structure and the diverging interests of all the various classes of debt in the capital structure of a given asset.

We may make investments in assets with lower credit quality, which will increase our risk of losses.

We may invest in unrated or non-investment grade CRE securities, enter into leases with unrated tenants or participate in subordinate, unrated or distressed mortgage loans. Because the ability of obligors of properties and mortgages, including mortgage loans underlying CMBS, to make rent or principal and interest payments may be impaired during an economic downturn, prices of lower credit quality investments and CRE securities may decline more quickly and severely than other higher credit quality investments. As a result, these lower credit quality investments may have a higher risk of default and loss than investment grade rated assets. The existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these investments. Any loss we incur may be significant and may reduce distributions to our stockholders and may adversely affect the value of our common stock.

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

We may make investments in non-performing real estate assets, in which the operating cash flow generated from the underlying property is insufficient to support current debt service payments. Traditional performance metrics of real estate assets are generally not as reliable for non-performing real estate assets as they are for performing real estate assets. Nonperforming properties, for instance, do not have stabilized occupancy rates and may require significant capital for repositioning. Similarly, non-performing loans do not have a consistent stream of cash flow to support normalized debt service. In addition, for non-performing loans, often there is greater uncertainty as to the amount or timeliness of principal repayment. Borrowers will typically try to create value in a non-performing real estate investment including by development, redevelopment or lease-up of a property. However, none of these strategies may be effective and the subject properties may never generate sufficient cash flow to support debt service payments. If this occurs, we may negotiate a reduced payoff, restructure the terms of the loan or enforce rights as lender and take title to collateral securing the loan with respect to CRE debt investments. It is challenging to evaluate non-performing investments, which increases the risks associated with such investments. We may suffer significant losses with respect to these investments which would negatively impact our operating performance and our ability to pay distributions to our stockholders.

We have in the past and may in the future foreclose on certain of the loans we originate or acquire, which could result in losses that negatively impact our results of operations and financial condition.

We have in the past and may in the future find it necessary or desirable to foreclose on certain of the loans we originate or acquire. In particular, as of December 31, 2024, the Company had taken legal title to two office properties located in Texas through non-judicial foreclosure transactions and one multifamily property located in Oregon through a non-judicial foreclosure transaction.

The foreclosure process may be lengthy and expensive. When we foreclose on an asset, we take title to the property securing that asset, and then own and operate such property as "real estate owned." Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning a loan secured by that property. The costs associated with operating and redeveloping a property, including any operating shortfalls and significant capital expenditures, could materially and adversely affect our results of operations, financial conditions and liquidity. In addition, we may end up owning a property that we would not otherwise have decided to acquire directly at the price of our original investment or at all, and the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Whether or not we have participated in the negotiation of the terms of any such loans, there can be no assurance as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower's position in the loan. Foreclosure actions in some U.S. states can take several years or more to litigate and may also be time consuming and expensive to complete in other U.S. states and foreign jurisdictions in which we do business. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying or even preventing the foreclosure process, and could potentially result in a reduction or discharge of a borrower's debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net sale proceeds and, therefore, increase any such losses to us.

As an owner of real estate, we are subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.

We are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. Such investments are subject to the potential for deterioration of real estate fundamentals and the risk of adverse changes in local market and economic conditions, which may include changes in supply of and demand for competing properties in an area, changes in interest rates and related increases in borrowing costs, fluctuations in the average occupancy and room rates for hotel properties, changes in demand for commercial office properties (including as a result of an increased prevalence of remote work), changes in the financial resources of tenants, defaults by borrowers or tenants and the lack of availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable. In addition, investments in real estate and real estate-related businesses and assets may be subject to the risk of environmental liabilities, contingent liabilities upon disposition of assets, casualty or condemnations losses, energy supply shortages, natural disasters, climate-related risks (including transition risks and acute and chronic physical risks), acts of God, terrorist attacks, war, pandemics or other public health events (such as COVID-19), and other events that are beyond our control, and various uninsured or uninsurable risks. Because landlord claims for future rent are capped under the U.S. Bankruptcy Code, tenants in our properties may be incentivized to enter bankruptcy proceedings for the purpose of rejecting leases at our properties and reducing liability thereunder. Further, investments in real estate and real estate-related businesses and assets are subject to changes in law and regulation, including in respect of building, environmental and zoning laws, rent control and other regulations impacting residential real estate investments and changes to tax laws and regulations, including real property and income tax rates and the taxation of business entities and the deductibility of corporate interest expense. In addition, if we acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, we will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Further, ownership of real estate may increase our risk of direct and/or indirect liability under environmental laws that impose, regardless of fault, joint and several liability for the cost of remediating contamination and compensation for damages. In addition, changes in environmental laws or regulations or the environmental condition of real estate may create liabilities that did not exist at the time we became the owner of such real estate. Even in cases where we are indemnified against certain liabilities arising out of violations of laws and regulations, including environmental laws and regulations, there can be no assurance as to the financial viability of a third party to satisfy such indemnities or our ability to achieve enforcement of such indemnities.

Floating-rate CRE debt, which is often associated with transitional assets, may entail greater risks of default to us than fixed-rate CRE debt.

Floating-rate loans are often, but not always, associated with transitional properties as opposed to those with highly stabilized cash flow. Floating-rate CRE debt may have higher delinquency rates than fixed-rate loans. Borrowers with floating-rate loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed rate in effect during the initial period of the loan to the rate calculated in accordance with the applicable index and margin. Increases in a borrower's monthly payment, as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

Tenant defaults may have a material adverse effect on our property holdings.

We own two office properties in Texas and one multifamily property in Oregon that we recently acquired through foreclosure. We now receive revenues and income from rental income from these properties. As such, our business, financial condition and results of operations could be adversely affected if our tenants default on their rental payments or other lease obligations. Rental payment defaults, including those caused by the current economic climate or tenant liquidity limitations resulting from adverse developments affecting our tenants, could have an impact on our results of operations.

Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors' rights and remedies available to real property owners to collect delinquent rents. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive any rent in the proceeding sufficient to cover our expenses and future income expectations with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its lease obligations may have a material adverse effect on our business, financial condition and results of operations.

Our real estate portfolio includes two office assets we recently acquired through foreclosure, which have generally experienced a decrease in demand and value. Office assets may experience a further decrease in demand and value and such decrease in demand could have a material adverse effect on us. Further, our ability to sell any of our office assets may be limited in the current economic climate.

Our real estate portfolio includes two office assets we recently acquired through foreclosure, which have generally experienced a decrease in occupancy and value. Current economic conditions could lead our office tenants electing not to renew their leases, or to renew their leases for less space than they currently occupy, which could further increase vacancy rates and decrease rental income. Remote and hybrid work practices are likely to continue in a post-pandemic environment. As a result of the increased bargaining power of tenants, we may be required to spend increased amounts for property improvements. Additionally, if substantial office space reconfiguration is required, it may be more attractive for our tenants to pursue relocating to other office space than renewing their leases and renovating their existing space, which could have a material adverse effect on us.

Additionally, in the event of a default, a termination of, or failure to renew a lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property or experience a further decrease in value of a property if we determine to sell such property while it is vacant. In addition, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss due to its being vacant.

Our real estate portfolio includes one multifamily asset we recently acquired through foreclosure. Accordingly, our revenues from such asset will be significantly influenced by demand for multifamily housing generally, and a decrease in such demand would likely have an adverse effect on our revenues.

Our real estate portfolio includes one multifamily asset we recently acquired through foreclosure. Accordingly, we are subject to risks inherent in investments in the multifamily industry. A decrease in the demand for multifamily housing would likely have an adverse effect on our rental revenues. Demand for multifamily housing has been and could be adversely affected by weakness in the national, regional, and local economies and changes in supply of or demand for similar or competing multifamily housing properties in an area. To the extent that any of these conditions occur, they are likely to affect demand and market rents for multifamily housing, which could cause a decrease in our rental revenue. Further, the underlying value of our multifamily asset depends upon the ability of the residents of such property to generate enough income to pay their rents in a timely manner, and the success of our investment will depend upon the occupancy levels, rental income, and operating expenses of such property. Residents' inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases, and other factors. These and other changes beyond our control may adversely affect our residents' ability to make rental payments. In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment.

Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments and may limit our ability to pay distributions to our stockholders.

Our primary interest rate exposures relate to the yield on our loans and the financing cost of our debt. Changes in interest rates and credit spreads may affect our net income from loans, which is the difference between the interest and related income we earn on our interest-earning investments and the interest and related expense we incur in financing these investments. Interest rate and credit spread fluctuations resulting in our interest and related expense exceeding interest and related income would result in operating losses for us. Changes in the level of interest rates and credit spreads also may affect our ability to make loans or investments, the value of our loans and investments and our ability to realize gains from the disposition of assets. Increases in interest rates and credit spreads may also negatively affect demand for loans and could result in higher borrower default rates. In light of elevated inflation, the U.S. Federal Reserve increased interest rates numerous times in recent years, which increased, and could continue to increase, our borrowers' interest payments. Although decelerating, inflation remains above the U.S. Federal Reserve's target levels. Despite multiple federal fund rate decreases over the course of 2024, interest rates have remained elevated, with the U.S. Federal Reserve indicating in early 2025 an expectation of slower rate decreases moving forward. A slower-than-expected decrease, or a further increase, in interest rates would continue to present a challenge to real estate valuations. Such factors are even more challenging in the traditional office market, where more troubled assets are likely to emerge, as well as other properties with long-term leases that do not provide for short-term rent increases. Interest rate increases also have had and may in the future have adverse effects on commercial real estate property values, and, for certain of our borrowers have contributed, and may continue to contribute, to loan non-performance, modifications, defaults, foreclosures, and/or property sales, which could result in us realizing losses on our investments.

Our operating results depend, in part, on differences between the income earned on our investments and our financing costs. The yields we earn on our floating-rate assets and our borrowing costs tend to move in the same direction in response to changes in interest rates. However, one can rise or fall faster than the other, causing our net interest margin to expand or contract. In addition, we could experience reductions in the yield on our investments and an increase in the cost of our financing. Although we seek to match the terms of our liabilities to the expected lives of loans that we acquire or originate, circumstances may arise in which our liabilities are shorter in duration than our assets, resulting in their adjusting faster in response to changes in interest rates. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments, and any such change may limit our ability to pay distributions to our stockholders. In addition, unless we enter into hedging or similar transactions with respect to the portion of our assets that we fund using our balance sheet, returns we achieve on such assets will generally increase as interest rates for those assets rise and decrease as interest rates for those assets decline.

Insurance may not cover all potential losses on CRE investments, which may impair the value of our assets.

We generally require that each of the borrowers under our CRE debt investments obtain comprehensive insurance covering the collateral, including liability, fire and extended coverage. We also generally obtain insurance directly on any property we acquire. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not obtain, or require borrowers to obtain, certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Further, it is possible that our borrowers could breach their obligations to us and not maintain sufficient insurance coverage. Should an uninsured loss or a loss in excess of the limits of our insurance occur, we could lose our capital investment and/or anticipated profits and cash flow from one or more real estate properties, which in turn could cause the value of the shares of our common stock and distributions to our stockholders to be reduced.

We may obtain only limited warranties when we purchase a property, which will increase the risk that we may lose some or all of our invested capital in the property or rental income from the property which, in turn, could materially adversely affect our business, financial condition and results from operations and our ability to pay distributions to our stockholders.

The seller of a property often sells such property in an "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, the related real estate purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Despite our efforts, we, the Advisor and the Sub-Advisor may fail to uncover all material risks during our diligence process. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property if an issue should arise that decreases the value of that property and is not covered by the limited warranties. If any of these results occur, it may have a material adverse effect on our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We depend on borrowers and tenants for a substantial portion of our revenue and, accordingly, our revenue and our ability to pay distributions to our stockholders is dependent upon the success and economic viability of such borrowers and tenants.

The success of our origination or acquisition of investments significantly depends on the financial stability of the borrowers and tenants underlying such investments. The inability of a single major borrower or tenant, or a number of smaller borrowers or tenants, to meet their payment obligations could result in reduced revenue or losses. Our borrowers and tenants may be negatively affected by continued disruptions in global supply chains, labor shortages, broad inflationary pressures or military conflicts (including volatility as a result of the ongoing conflicts between Russia and Ukraine and in the Middle East), any of which may have a negative impact on our borrowers' ability to execute on their business plans and their ability to perform under the terms of their loan obligations.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. We value our potential investments based on yields and risks, taking into account estimated future losses on the CRE loans and the properties included in a securitization pool or select CRE equity investments and the estimated impact of these losses on expected future cash flow and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Lease defaults, terminations or landlord-tenant disputes from single-tenant net leased investments may reduce our income.

To the extent we acquire single-tenant net leased investments, the creditworthiness of those tenants in real estate investments could become negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases. Lease defaults or terminations by one or more tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. Upon a lease default, we may have limited remedies, be unable to accelerate lease payments and have limited or no recourse against a guarantor. Tenants as well as guarantors may have limited or no ability to satisfy any judgments we may obtain. We may also have duties to mitigate our losses and we may not be successful in that regard. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect our results of operations.

If we acquire single-tenant net leased properties, we may have difficulty selling or re-leasing those properties, and this lack of liquidity may limit our ability to quickly change our portfolio in response to changes in economic or other conditions.

Real estate investments generally have less liquidity compared to other financial assets, and this lack of liquidity may limit our ability to quickly change our portfolio in response to changes in economic or other conditions. The leases we may enter into or acquire may be for properties that are especially suited to the particular needs of our tenant. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant. In addition, if we are forced to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell properties without adversely affecting returns to our stockholders.

Our ability to fully control the management of our single-tenant, net leased properties may be limited.

The tenants or managers of single-tenant, net leased properties are responsible for maintenance and other day-to-day management of the properties. If a property is not adequately maintained in accordance with the terms of the applicable lease, we may incur expenses for deferred maintenance expenditures or other liabilities once the property becomes free of the lease. While our leases will generally provide for recourse against the tenant in these instances, a bankrupt or financially-troubled tenant may be more likely to defer maintenance and it may be more difficult to enforce remedies against such a tenant. In addition, to the extent tenants are unable to successfully conduct their operations, their ability to pay rent may be adversely affected. Although we endeavor to monitor, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of our properties, such monitoring may not always ascertain or forestall deterioration either in the condition of a property or the financial circumstances of a tenant.

Environmental compliance costs and liabilities associated with our properties or our real estate-related investments may materially impair the value of our investments and expose us to liability.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as us and our tenants, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of a tenant at the property. The presence of contamination or the failure to remediate contamination may adversely affect our or our tenants' ability to sell or lease real estate, or to borrow using the real estate as collateral, which, in turn, could reduce our revenues. We, or our tenants, as owner of a site, including if we take ownership through foreclosure, may be liable under common law or otherwise to third parties for damages and injuries resulting from environmental contamination emanating from the site. The cost of any required investigation, remediation, removal, fines or personal or property damages and our or our tenants' liability could significantly exceed the value of the property without any limits. The scope of the indemnification our tenants have agreed to provide us may be limited. For instance, some of our agreements with our tenants may not require them to indemnify us for environmental liabilities arising before the tenant took possession of the premises. Further, we cannot assure stockholders that any such tenant would be able to fulfill its indemnification obligations. If we were deemed liable for any such environmental liabilities and were unable to seek recovery against our tenant, our business, financial condition and results of operations could be materially and adversely affected. Furthermore, we may invest in real estate, or mortgage loans secured by real estate, with environmental problems that materially impair the value of the real estate. Even as a lender, if we take title to collateral with environmental problems or if other circumstances arise, we could be subject to environmental liability. There are substantial risks associated with such an investment. We will be subject to additional risks if we make investments internationally.

We may invest in CRE securities, including CMBS, CRE CLOs and other subordinate securities, which entail certain heightened risks that resulted in losses following the onset of the COVID-19 pandemic.

We may invest in a variety of CRE securities, including CMBS, CRE CLOs and other subordinate securities, which may be subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS and CRE CLOs entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS, CRE CLOs and other CRE securities will be adversely affected by payment defaults, delinquencies and losses on the underlying mortgage loans, which increase during times of economic stress and uncertainty and resulted in losses being incurred on our CRE securities investments after the onset of the COVID-19 pandemic.

Additionally, CRE securities such as CMBS and CRE CLOs may be subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. The value of CRE securities may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the CRE debt market as a whole. Additional risks may be presented by the type and use of a particular commercial property, as well as the general risks relating to the net operating income from and value of any commercial property. The exercise of remedies and successful realization of liquidation proceeds relating to CRE securities may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying mortgage loan (including litigation expenses) and expenses of protecting the properties securing the loan may be substantial. Consequently, in the event of a default or loss on one or more loans contained in a securitization, we may not recover a portion or all of our investment. Ratings for CRE securities can also adversely affect their value.

The terms of our CRE debt investments are based on our projections of market demand, as well as on market factors, and our return on our investment may be lower than expected if any of our projections are inaccurate.

The terms of our CRE debt investments are based on our projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. In addition, as the real estate market strengthens with the improvement of the U.S. economy, we will face increased competition, which may make loan origination terms less favorable to us. If any of our projections are inaccurate or we ascribe a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on our investment may be lower than expected and could experience losses.

Risks Related to Our Financing Strategy

We may not be able to access financing sources on attractive terms, if at all, which could adversely affect our ability to execute our investment strategy.

We require outside capital to fund and grow our business. Our business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. If economic conditions worsen, we could suffer a severe downturn and liquidity crisis. We cannot assure stockholders that financing will be available on acceptable terms, if at all, or that we will be able to satisfy the conditions precedent required to use our credit facilities, which could reduce the number, or alter the type, of investments that we would make otherwise. This may reduce our income. To the extent that financing proves to be unavailable when needed, we may be compelled to modify our investment strategy to optimize the performance of our portfolio. If we cannot obtain sufficient debt and equity capital on acceptable terms, our ability to grow our business, operate and pay distributions to stockholders could be severely impacted.

We use leverage to originate and acquire our investments, which may adversely affect our return on our investments and may reduce cash available for distribution.

We leverage our portfolio generally through the use of securitization financing transactions and credit facilities. The type and percentage of financing varies depending on our ability to obtain credit and the lender's estimate of the stability of the portfolio's cash flow. High leverage can, particularly during difficult economic times, increase our risk of loss and harm our liquidity. Moreover, we may have to incur more recourse borrowings, including recourse borrowings that are subject to mark-to-market risk, in order to obtain financing for our business.

Our performance can be negatively affected by fluctuations in interest rates and shifts in the yield curve may cause losses.

The financial performance of our fixed-rate investments is influenced by changes in interest rates, in particular, as such changes may affect any CRE securities, floating-rate borrowings, or CRE debt, to the extent such debt does not float as a result of floors or otherwise, we may hold. Changes in interest rates, including changes in expected interest rates or "yield curves," affect our business in a number of ways. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred in connection with our interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, our ability to acquire CRE securities, acquire or originate CRE debt at attractive prices and enter into hedging transactions. Also, if market interest rates increase, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions and other factors beyond our control.

Interest rate changes may also impact our net book value as any CRE securities and hedge derivatives we may hold would be recorded at fair value each month. Generally, as interest rates increase, the value of our fixed-rate securities decreases, which will decrease the book value of our equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on any CRE securities we may hold and therefore their value. For instance, increasing interest rates would reduce the value of the fixed-rate assets we hold at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed-rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on any CRE securities we may hold and on and our financial position and operations as a change in interest rates generally.

We use short-term borrowings to finance our investments and may need to use such borrowings for extended periods of time to the extent we are unable to access long-term financing. This exposes us to increased risks associated with decreases in the fair value of the underlying collateral, which have had an adverse impact on our financial condition and results of operations in the past and may result in such adverse impacts again.

While we seek nonrecourse, non-mark-to-market, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to us on favorable terms or at all. Consequently, we may be dependent on short-term financing arrangements that are not matched in duration to our financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put our assets and financial condition at risk. Furthermore, the cost of borrowings may increase substantially if lenders view us as having increased credit risk during periods of market distress. Any such short-term financing may also be recourse to us, which will increase the risk of our investments.

In addition, the value of assets underlying any such short-term financing may be marked-to-market periodically by the lender, including on a daily basis. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by us declines due to credit quality deterioration, we may be required by our lenders to provide additional collateral or pay down a portion of our borrowings. In a weakening economic environment, we would generally expect credit quality and the value of the investment that serves as collateral for our financing arrangements to decline, and in such a scenario, it is likely that the terms of our financing arrangements would require partial repayment from us, which could be substantial.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to pay distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional borrowings. Financing arrangements that we may enter into may contain covenants that limit our ability to further incur borrowings and restrict distributions to our stockholders or that prohibit us from discontinuing insurance coverage or modifying any provision of any purchase agreement or servicing agreement, as defined therein. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, including making distributions to stockholders.

We have broad authority to use leverage and high levels of leverage could hinder our ability to pay distributions and decrease the value of our stockholders' investment.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our net assets, which is generally expected to approximate 75% of the aggregate cost of our investments, before deducting loan loss reserves, other non-cash reserves and depreciation. Further, we can incur financings in excess of this limitation with the approval of a majority of our independent directors. High leverage levels would cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to stockholders and could result in a decline in the value of our stockholders' investment.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term, if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we may incur a loss on our repurchase transactions.

When we engage in repurchase transactions, we generally sell securities to lenders (repurchase agreement counterparties) and receive cash from these lenders. The lenders are obligated to resell the same or similar securities back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this difference is the haircut), if the lender defaults on its obligation to resell the same securities back to us we may incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We may incur a loss on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender can terminate the transaction and cease entering into any other repurchase transactions with us. Any losses we incur on our repurchase transactions could adversely affect our earnings and thus our cash available for distribution to our stockholders.

The repurchase agreements, secured loans and other financing arrangements that we use to finance our investments may require us to provide additional collateral and may restrict us from leveraging our assets as fully as desired.

The amount of financing we receive, or may in the future receive, under our repurchase agreements, secured loans and other financing arrangements, is directly related to the lenders' valuation of the assets that secure the outstanding borrowings. Lenders under our repurchase agreements and secured loans typically have the absolute right to reevaluate the market value of the assets that secure outstanding borrowings at any time. If a lender determines in its sole discretion that the value of the assets has decreased, it has the right to initiate a margin call or increase collateral requirements. A margin call or increased collateral requirements would require us to transfer additional assets to such lender without any advance of funds from the lender for such transfer or to repay a portion of the outstanding borrowings. Any such margin call or increased collateral requirements could have a material adverse effect on our results of operations, financial condition, business, liquidity and ability to pay distributions to our stockholders, and could cause the value of our capital stock to decline. We have been forced to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity, and incurred losses in the past, and such sales and losses could happen again. Moreover, to the extent we are forced to sell assets at such time, given market conditions, we may be selling at the same time as others facing similar pressures, which could exacerbate a difficult market environment and which could result in our incurring significantly greater losses on our sale of such assets. In an extreme case of market duress, a market may not even be present for certain of our assets at any price. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection.

Further, financial institutions providing the repurchase facilities may require us to maintain a certain amount of cash uninvested or to set aside non-levered assets sufficient to maintain a specified liquidity position which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as desired, which could reduce our return on equity. If we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

A failure to comply with covenants in our repurchase agreements, secured loans and other financing arrangements would have a material adverse effect on us, and any future financings may require us to provide additional collateral or pay down debt.

We are subject to various covenants contained in our existing financing arrangements and may become subject to additional covenants in connection with future financings. Our master repurchase agreements require us to maintain compliance with various financial covenants, including a minimum tangible net worth, specified financial ratios, such as total debt to total assets and financial information delivery obligations. These covenants may limit our flexibility to pursue certain investments or incur additional debt. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral or enforce their interests against existing collateral. Further, this could also make it difficult for us to satisfy the distribution requirements necessary to maintain our status as a REIT for U.S. federal income tax purposes.

Risks Related to Our Operations

If the Advisor's and the Sub-Advisor's portfolio management systems are ineffective, we may be exposed to material unanticipated losses.

The Advisor and the Sub-Advisor will periodically refine their portfolio management techniques, strategies and assessment methods. However, the Advisor's and the Sub-Advisor's portfolio management techniques and strategies may not fully mitigate the risk exposure of our operations in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in the Advisor's and the Sub-Advisor's portfolio management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in our operations or to seek adequate risk adjusted returns and could result in losses.

Our distribution policy is subject to change, and we may not pay distributions in the future.

We cannot guarantee the amount of distributions paid, if any. Our Board will determine an appropriate common stock distribution based upon numerous factors, including our targeted distribution rate, REIT qualification requirements, earnings, the amount of cash flow generated from operations, availability of existing cash balances, borrowing capacity under existing credit agreements, access to cash in the capital markets and other financing sources, our view of our ability to realize gains in the future through appreciation in the value of our assets, general economic conditions and economic conditions that more specifically impact our business or prospects.

Future distribution levels are subject to adjustment based upon any one or more of the risk factors described in this Annual Report on Form 10-K or any subsequent periodic reports, as well as other factors that our Board may, from time-to-time, deem relevant to consider when determining an appropriate common stock distribution. The amount of distributions we may pay in the future is not certain.

On March 24, 2020, our Board suspended the payment of distributions to our stockholders after considering various factors, including the impact of the COVID-19 pandemic on the economy and the inability to accurately calculate our NAV. On July 30, 2020, our Board began authorizing monthly distributions again consistent with its practice prior to the pandemic, but our Board may determine to formally suspend, reduce or modify our distributions in the future.

Our ability to pay distributions is limited by the requirements of Maryland law.

Our ability to pay distributions on our common stock and dividends on the Series A Preferred Stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as the liabilities become due in the usual course of business, or generally if the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's charter permits otherwise, the amount that would be needed if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our common stock or Series A Preferred Stock if, after giving effect to the distribution, we would not be able to pay our liabilities as they become due in the usual course of business or generally if our total assets would be less than the sum of our total liabilities plus, unless our charter permits otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of our common stock, including the Series A Preferred Stock, in the case of a distribution on our common stock, or with preferences senior to those of our Series A Preferred Stock, in the case of a distribution on the Series A Preferred Stock.

Stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as a stockholder.

Our Board determines our major policies, including our policies regarding growth, REIT qualification and distributions. Our Board may amend or revise these and other policies without a vote of our stockholders. We may change our investment policies without stockholder notice or consent, which could result in investments that are different than, or in different proportion than, those described in this Annual Report on Form 10-K. Under the Maryland General Corporation Law ("MGCL") and our charter, stockholders have a right to vote only on limited matters. Our Board's broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks stockholders face. Under the MGCL and our charter, stockholders have a right to vote only on:

- the election or removal of directors;

- amendment of our charter, except that our Board may amend our charter without stockholder approval to (i) increase or decrease the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue; (ii) effect certain reverse stock splits; and (iii) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;

- our liquidation or dissolution;

- certain reorganizations of our company, as provided in our charter;

- certain mergers, consolidations, conversions or sales or other dispositions of all or substantially all our assets, as provided in our charter; and

- statutory share exchanges.

Pursuant to the MGCL, all matters other than the election or removal of a director must be declared advisable by our Board prior to a binding stockholder vote. Our Board's broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks they face.

We are not required to comply with certain reporting requirements, including those relating to auditor's attestation reports on the effectiveness of our system of internal control over financial reporting, accounting standards and disclosure about our executive compensation, that apply to certain other public companies.

The Jumpstart Our Business Startups Act (the "JOBS Act") contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we are not required to (1) provide an auditor's attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation.

Once we are no longer an emerging growth company, so long as our shares of common stock are not traded on a securities exchange, we will be deemed to be a "non-accelerated filer" under the Exchange Act, and as a non-accelerated filer, we will be exempt from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by the Advisor and we do not directly compensate our executive officers, or reimburse the Advisor or its affiliates for salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Advisor, we do not have any executive compensation, making the exemptions listed in (5) and (6) above generally inapplicable.

We cannot predict if investors will find our common stock less attractive because we choose to rely on any of the exemptions discussed above.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We have elected to opt out of this transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies. This election is irrevocable.

Our UPREIT structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under the MGCL and our charter in connection with their management of the corporation. At the same time, we, as general partner, will have fiduciary duties under Delaware law to the Operating Partnership and to the limited partners in connection with the management of the Operating Partnership. Our duties as general partner of the Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership's partnership agreement. The partnership agreement of the Operating Partnership (the "Partnership Agreement") provides that, for so long as we own a controlling interest in the Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders.

Additionally, the Partnership Agreement expressly limits our liability by providing that we will not be liable or accountable to the Operating Partnership for losses sustained, liabilities incurred or benefits not derived if we acted in good faith. In addition, the Operating Partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of the Operating Partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a Partnership Agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict our fiduciary duties.

We have issued Series A Preferred Stock that subordinates certain rights of the holders of our common stock, and our charter permits our Board to issue additional stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to stockholders.

Our Board may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, and limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, in addition to the Series A Preferred Stock, our Board could authorize the issuance of additional preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. Our Board may determine to issue different classes of stock that have different fees and commissions from those being paid with respect to the shares being sold in our offerings. Additionally, our Board may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval.

Payment of fees to the Advisor and its affiliates reduces cash available for investment and distribution and increases the risk that stockholders will not be able to recover the amount of their investment in our shares.

The Advisor, the Sub-Advisor and their affiliates perform services for us in connection with the selection, acquisition, origination, management and administration of our investments. We pay the Advisor substantial fees for these services, which reduces the cash available for investment or distribution to stockholders. We may increase the compensation we pay to the Advisor subject to approval by our board of directors and other limitations in our charter, which would further reduce the amount of cash available for investment or distribution to stockholders.

Fees payable to the Advisor and its affiliates increase the risk that the amount available for distribution to our stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in the Public Offerings. These substantial fees and other payments also increase the risk that stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce their and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter generally provides that: (i) no director shall be liable to us or our stockholders for monetary damages (provided that such director satisfies certain applicable criteria); (ii) we will generally indemnify non-independent directors for losses unless they are negligent or engage in misconduct; and (iii) we will generally indemnify independent directors for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our directors than might otherwise exist under common law, which could reduce their and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

Risks Related to Conflicts of Interest

The Sub-Advisor may face a conflict of interest with respect to the allocation of investment opportunities and competition for borrowers between us and other real estate programs affiliated with Sound Point.

The Sub-Advisor's officers and key real estate professionals will identify potential investments which are consistent with our investment guidelines for our possible origination and acquisition. The Sub-Advisor or its affiliates advise other investment programs affiliated with Sound Point that invest in real estate-related assets in which we may be interested and, therefore, the Sub-Advisor could face conflicts of interest in determining which programs will have the opportunity to acquire and participate in such investments as they become available. As a result, other investment programs advised by the Sub-Advisor or its affiliates compete with us with respect to certain investments that we may want to acquire.

The Advisor faces a conflict of interest because the management fee and performance fee are based on the value of our investment portfolio as determined in connection with our determination of NAV, which is calculated by the Advisor.

The Advisor is paid a management fee and a performance fee for its services that are based on the value of our investment portfolio as determined in connection with our determination of NAV, which is calculated by the Advisor in accordance with our valuation guidelines. The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. The Advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual net asset value, then the then-current transaction price of shares of our common stock on a given date may not accurately reflect the value of our portfolio, and our stockholders' shares may be worth less than the then-current transaction price.

Our executive officers, our affiliated directors and the key real estate professionals acting on behalf of the Advisor and the Sub-Advisor face conflicts of interest related to their positions or interests in affiliates of Inland and Sound Point, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

Our executive officers, our affiliated directors and the key real estate professionals acting on behalf of the Advisor and the Sub-Advisor are also executive officers, directors, managers or key professionals of Inland or Sound Point. Some of these persons also serve as managers and investment advisers to other funds and institutional investors, for example, the institutional investor advised by Sound Point that purchased senior participation interests in certain of our first mortgage loans. As a result, they owe fiduciary duties to each of these entities and their investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders, and could face conflicts of interest in allocating their time among us and such other funds, investors and activities. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our investment strategy, and could cause these individuals to allocate less of their time to us than we may require, which may adversely impact our operations and financial results.

Risks Related to Regulatory Matters

We are subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given our organizational structure and activities, we are subject to regulation by the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Internal Revenue Service (the "IRS"), and other federal, state and local governmental bodies and agencies and state blue sky laws. These regulations are extensive, complex and require substantial financial resources and management time and attention. If we fail to comply with any of the regulations that apply to our business, we could be subjected to extensive investigations as well as substantial costs and penalties and our business and operations could be materially adversely affected. Our lack of compliance with applicable law could result in among other penalties, our ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. We also expect to have numerous contractual obligations that we must adhere to on a continuous basis to operate our business, the default of which could have a material adverse effect on our business and financial condition. Our internal policies may not be effective in all regards and, further, if we fail to comply with our internal policies, we could be subjected to additional risk and liability.

Stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that none of we, the Operating Partnership or the subsidiaries of the Operating Partnership are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

With respect to Section 3(a)(1)(A), we do not intend to engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of the Operating Partnership and its wholly-owned or majority-owned subsidiaries, each of which will rely on an exception from registration under the Investment Company Act. With respect to Section 3(a)(1)(C), we expect that most of the entities through which we own assets will be wholly-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and, thus, we do not expect to own a significant amount of "investment securities".

Through the Operating Partnership and its subsidiaries, we plan to originate, acquire, invest in and manage instruments that could be deemed to be securities for purposes of the Investment Company Act, including, but not limited to, first mortgage loans, subordinate mortgage and mezzanine loans, and participations in such loans, as well as CMBS, CRE CLOs and senior unsecured debt of publicly traded REITs. We may also invest in select equity investments in single-tenant, net leased properties. Accordingly, it is possible that more than 40% of the total assets of the Operating Partnership or its subsidiaries will be deemed to be investment securities for Investment Company Act purposes. However, in reliance on Section 3(c)(5)(C) of the Investment Company Act, we do not intend to register the Operating Partnership or any of its subsidiaries as an investment company under the Investment Company Act. Entities that meet the standards set forth in Section 3(c)(5)(C) are excepted from the definition of an investment company. Section 3(c)(5)(C) is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exception generally requires that at least 55% of each such subsidiary's portfolio must be comprised of qualifying assets and at least another 25% of each of their portfolios must be comprised of real estate-related assets under the Investment Company Act (and no more than 20% comprised of non-qualifying or non-real estate-related assets). Qualifying assets for this purpose include mortgage loans and other assets, such as certain subordinated mezzanine loans and participations and other interests in real estate, as interpreted by the SEC staff in various no-action letters. As a result of the foregoing restrictions, we will be limited in our ability to make certain investments.

Existing SEC no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than 10 years ago. Certain mortgage loans and participations in mortgage loans may not constitute qualifying real estate investments for purposes of Section 3(c)(5)(C) of the Investment Company Act. No assurance can be given that the SEC will concur with our classification of the assets of the Operating

Partnership or its subsidiaries. Future revisions to the Investment Company Act or further guidance from the SEC staff may cause us to lose our ability to rely on Section 3(c)(5)(C) or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

The Advisor will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company.

We believe that none of we, the Operating Partnership or the subsidiaries of the Operating Partnership will be required to register as an investment company under the Investment Company Act. However, if we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- restrictions or prohibitions on retaining earnings;

- restrictions on leverage or senior securities;

- restrictions on unsecured borrowings;

- requirements that our income be derived from certain types of assets;

- prohibitions on transactions with affiliates; and

- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Registration with the SEC as an investment company would be costly, would subject our company to a host of complex regulations, and would divert the attention of management from the conduct of our business. In addition, making investments that do not fit our investment guidelines and the purchase or sale of investment securities or other assets to preserve our status as a company not required to register as an investment company could materially adversely affect our NAV, the amount of funds available for investment and our ability to pay distributions to our stockholders.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We have operated and expect to continue to operate so as to maintain our qualification as a REIT under the Internal Revenue Code of 1986, as amended ("the Code"). However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to maintain our qualification as a REIT. If we fail to maintain our qualification as a REIT in any tax year, then:

- we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct dividends paid to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate income tax rates;

- any resulting tax liability could be substantial and could have a material adverse effect on our NAV;

- our cash available for distribution to stockholders would be reduced by the amount of taxes we would be required to pay for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

- we generally would not be eligible to re-elect to be taxed as a REIT for the subsequent four full taxable years.

Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. The 2017 tax legislation commonly referred to as the Tax Cuts and Jobs Act resulted in fundamental changes to the Code, with many of the changes applicable to individuals applying only through December 31, 2025. Further changes to the tax laws are possible. In particular, the federal income taxation of REITs may be modified, possibly with retroactive effect, by legislative, administrative or judicial action at any time.

Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real-estate-related debt to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our Board to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT.

We cannot provide assurance that future changes to the tax laws will not adversely affect the taxation of us or our stockholders. Any such changes could have an adverse effect on an investment in our common stock or on the market value or the resale potential of our assets. Stockholders are urged to consult with their tax advisor with respect to the impact of any legislative, regulatory or administrative developments and proposals and their potential effect on their investment.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may originate or acquire mezzanine loans, for which the IRS has provided a safe harbor, but not rules of substantive law, addressing whether such loans will be treated as real estate assets. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Our mezzanine loans may not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and gross income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

The receipt of certain fee income in connection with loans we make or hold may not be qualifying income for purposes of the gross income tests and could adversely affect our ability to qualify as a REIT.

We may be entitled to receive various fees in connection with the loans we make or hold. Certain commitment fees are qualifying income for purposes of the gross income tests, as are fees that are properly treated as interest or original issue discount for U.S. federal income tax purposes. Fees that represent compensation for services we perform are not qualifying income. If nonqualifying fee income, together with any other nonqualifying gross income, exceeds 5% of our gross income, we will fail to qualify as a REIT. While we monitor our satisfaction of the gross income tests and the terms of all loans we make or acquire, the IRS may not agree with all of our fee characterizations.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We have entered into financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that we are treated for asset test and gross income test purposes as the owner of the assets that are the subject of such sale and repurchase agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we do not own the assets during the term of the related sale and repurchase agreement, in which case we could fail to qualify as a REIT.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute annually to our stockholders dividends equal to at least 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our SRP generally will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to pay distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.

Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce overall returns to stockholders.

To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to pay distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than securities that are qualified assets under the 75% asset test, securities of a taxable REIT subsidiary of ours or equity securities issued by an entity treated as a partnership for U.S. federal income tax purposes) generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of any one issuer. The 10% value asset test does not apply to "straight debt" securities. Debt will be treated as "straight debt" for these purposes if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion, or similar factors. Additionally, no more than 5% of the value of our assets (other than securities that are qualified assets under the 75% asset test, securities of a taxable REIT subsidiary of ours or equity securities issued by an entity treated as a partnership for U.S. federal income tax purposes) can consist of the securities of any one issuer, no more than 20% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 25% of the value of our assets may consist of "nonqualified publicly offered REIT debt investments." If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of, or securitize, loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level and may limit the structures we utilize for any securitization transactions, even though the sales or such structures might otherwise be beneficial to us.

Stockholders may face adverse tax rules if we generate excess inclusion income.

If we acquire real estate mortgage investment conduits ("REMIC") residual interests or equity interests in taxable mortgage pools (in a manner consistent with our REIT qualification) and generate "excess inclusion income," a portion of our dividends received by a tax-exempt stockholder will be treated as unrelated business taxable income. Excess inclusion income would also be subject to adverse U.S. federal income tax rules in the case of U.S. taxable stockholders and non-U.S. stockholders. We intend to structure our transactions in a manner we believe would avoid generating excess inclusion income.

Modification of the terms of our CRE debt investments and mortgage loans underlying our CMBS in conjunction with reductions in the value of the real property securing such loans could cause us to fail to continue to qualify as a REIT.

Any CRE debt and securities investments we may hold may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of our CRE debt and the mortgage loans underlying any CRE securities we may hold may be modified to avoid taking title to a property. Under Treasury Regulations, if the terms of a loan are modified in a manner constituting a "significant modification," such modification triggers a deemed exchange of the original loan for the modified loan. In general, if a loan is secured by real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire the loan or the date we significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test although it may nevertheless be qualifying income for purposes of the 95% gross income test. A portion of the loan may also be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the requirement that a REIT not hold securities representing more than 10% of the total value of the outstanding securities of any one issuer.

IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of our loan modifications will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge our internal valuations. If the terms of our debt investments and mortgage loans underlying our CMBS are "significantly modified" in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, we could fail the 75% gross income test, the 75% asset test, the 5% asset test and/or the 10% value asset test. Unless we qualified for relief under certain Code cure provisions, such failures could cause us to fail to continue to qualify as a REIT.

Our acquisition of debt or securities investments may cause us to recognize income for federal income tax purposes even though no cash payments have been received on the investments.

We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a "market discount" for federal income tax purposes. If these debt or securities investments provide for "payment-in-kind" interest, we may recognize "original issue discount," or OID, for federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute "significant modifications" under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be "publicly traded" for federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be "publicly traded" for federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term or possibly long-term borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of a stockholders' investment. In the event in-kind distributions are made, a stockholder's tax liabilities associated with an investment in our common stock for a given year may exceed the amount of cash we distribute to stockholders during such year.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our operations effectively. Our aggregate gross income from non-qualifying hedges, fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary ("TRS"). Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate or other changes than we would otherwise incur.

Our charter does not permit any person or group to own more than 9.8% of our outstanding common stock or value of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our Board.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, our charter prohibits beneficial or constructive ownership by any person or group of more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of our outstanding common stock, or 9.8% in value of our outstanding capital stock of all classes or series, which we refer to as the "Ownership Limits." The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our capital stock by a person could cause another person to be treated as owning in excess of 9.8% of our outstanding common stock or our capital stock, respectively, and thus violate the Ownership Limits. There can be no assurance that our Board, as permitted in the charter, will not decrease these Ownership Limits in the future. Any attempt to own or transfer shares of our common stock or capital stock in excess of the Ownership Limits without the consent of our Board will result either in the shares in excess of the limit being transferred by operation of our charter to a charitable trust or in the transfer being void.

The Ownership Limits may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the Ownership Limits granted to date may limit our Board's power to increase the Ownership Limits or grant further exemptions in the future.

Non-U.S. stockholders may be required to file U.S. federal income tax returns and pay U.S. federal income tax upon their receipt of certain distributions from us or upon their disposition of shares of our common stock.

In addition to any potential withholding tax on ordinary dividends, a non-U.S. stockholder, other than a "qualified shareholder" or a "qualified foreign pension fund," as each is defined in Section 897 of the Code, that recognizes gain upon a disposition of a "United States real property interest" ("USRPI") or that receives a distribution from a REIT that is attributable to gains from such a disposition, is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), on such gain. FIRPTA gains must be reported on U.S. federal income tax returns and are taxable at regular U.S. federal income tax rates. We will be a "United States real property holding corporation" ("USRPHC") if the value of our USRPIs is equal to or greater than 50% of the value of our USRPIs, interests in non-U.S. real property and other trade or business assets at any time during the relevant testing period. We do not expect to be a USRPHC but cannot give assurances that we will not become a USRPHC. Even if we were a USRPHC, such tax does not apply, however, to the disposition of stock in a REIT that is "domestically controlled." Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure stockholders that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, amounts received by a non-U.S. stockholder on certain dispositions of shares of our common stock (including a repurchase) would be subject to tax under FIRPTA, unless (i) our shares of common stock were regularly traded on an established securities market and (ii) the non-U.S. stockholder did not, at any time during a specified testing period, hold more than 10% of our common stock. Furthermore, even if we are not a USRPHC or are domestically controlled, distributions, including repurchases, by us that are attributable to gains from dispositions of USRPIs will be subject to tax under FIRPTA and special withholding rules unless the conditions in clauses (i) and (ii) of the immediately preceding sentence are satisfied, subject to certain exceptions. Our shares are not regularly traded on an established securities market and we do not expect that they will be in the future.

Investments outside of the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.

Non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes. In addition, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are typically structured differently than they are in the United States or are subject to different legal rules may present complications to our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements. Even if we maintain our status as a REIT, entities through which we hold investments in assets located outside the United States may be subject to income taxation by jurisdictions in which such assets are located or in which our subsidiaries that hold interests in such assets are located. Any such taxes could adversely affect our business, results of operations, cash flows or financial condition, and our cash available for distribution to our stockholders will be reduced by any such non-U.S. income taxes.

Restrictions on the deduction of all of our interest expense could prevent us from satisfying the REIT distribution requirement and avoiding the incurrence of income or excise taxes.

Rules enacted by the Tax Cuts and Jobs Act may limit our ability (and the ability of entities that are not treated as disregarded entities for U.S. federal income tax purposes and in which we hold an interest) to deduct interest expense. Under amended Section 163(j) of the Code, the deduction for business interest expense may be limited to the amount of the taxpayer's business interest income plus 30% of the taxpayer's "adjusted taxable income" unless the taxpayer's gross receipts do not exceed $25 million per year during the applicable testing period or the taxpayer qualifies to elect and elects to be treated as an "electing real property trade or business." A taxpayer's adjusted taxable income will start with its taxable income and add back items of non-business income and expense, business interest income and business interest expense, net operating losses, any deductions for "qualified business income," and, in taxable years beginning before January 1, 2022, any deductions for depreciation, amortization or depletion. A taxpayer that is exempt from the interest expense limitations as an electing real property trade or business is ineligible for certain expensing benefits and is subject to less favorable depreciation rules for real property. The rules for business interest expense will apply to us and at the level of each entity in which or through which we invest that is not a disregarded entity for U.S. federal income tax purposes. To the extent that our interest expense is not deductible, our taxable income will be increased, as will our REIT distribution requirement and the amounts we need to distribute to avoid incurring income and excise taxes.

We may incur tax liabilities that would reduce our cash available for distribution to stockholders.

Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT generally will be subject to a 100% prohibited transactions tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail a gross income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect), we would be subject to tax on the income that does not meet the gross income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our taxable REIT subsidiaries, which are subject to applicable corporate income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to stockholders.

Our Board is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

Our charter authorizes our Board to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. Our Board has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in our best interests and in the best interests of our stockholders. In this event, we would become subject to U.S. federal income tax on our taxable income and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

If certain sale-leaseback transactions are not characterized by the IRS as "true leases," we may be subject to adverse tax consequences.

We may purchase investments in properties and lease them back to the sellers of these properties. If the IRS does not characterize these leases as "true leases," we could fail to maintain our REIT status.

Liquidation of assets may jeopardize our REIT qualification.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% prohibited transaction tax on any resulting gain if we sell assets that are treated as dealer property or inventory.

Our ownership of and relationship with any TRS that we may form or acquire is subject to limitations, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

We own 100% of the stock of a TRS, and we may own more in the future. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs at the end of any calendar quarter. A TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's length basis. There can be no assurance that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.

Our domestic TRSs would pay U.S. federal and any applicable state and local income tax on their taxable income, and their after-tax net income would be available for distribution to us but would not be required to be distributed to us. If we were to organize a TRS as a non-U.S. corporation (or non-U.S. entity treated as a corporation for U.S. federal income tax purposes), we may generate income inclusions relating to the earnings of the non-U.S. TRS that are treated as qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates applicable to qualified dividend income.

Currently, the maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rate. REIT dividends that are not designated as "qualified dividend income" or capital gain dividends are taxable as ordinary income. The more favorable rates applicable to qualified dividend income could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. However, for taxable years beginning before January 1, 2026, non-corporate U.S. taxpayers may be entitled to claim a deduction in determining their taxable income of up to 20% of qualified REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), subject to certain limitations. Investors are urged to consult with their tax advisor regarding the effect of this change on their effective tax rate with respect to REIT dividends.

If our Operating Partnership failed to qualify as a partnership or is not disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

If the IRS were to successfully challenge the status of our Operating Partnership as a partnership or disregarded entity for U.S. federal income tax purposes, it would be taxable as a corporation. In the event that this occurs, it would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our failing to qualify as a REIT and becoming subject to a corporate-level tax on our income, which would substantially reduce our cash available to pay distributions and the yield on our stockholder's investment.

We may choose to pay dividends in a combination of cash and our own common stock, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.

We may choose to pay dividends in a combination of cash and our own common stock. Under IRS Revenue Procedure 2017-45, as a publicly offered REIT, we may give stockholders a choice, subject to various limits and requirements, of receiving a dividend in cash or in our common stock. As long as at least 20% (modified pursuant to Rev. Proc. 2021-53 to 10% for distributions declared on or after November 1, 2021 and on or before June 30, 2022) of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of our earnings and profits). As a result, U.S. stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends they receive. In the case of non-U.S. stockholders, we generally will be required to withhold tax with respect to the entire dividend, which withholding tax may exceed the amount of cash such non-U.S. stockholder would otherwise receive.

Foreclosures may impact our ability to qualify as a REIT and minimize tax liabilities.

When we foreclose, or consider foreclosing, on properties securing defaulted loans that we hold, we consider the impact that taking ownership of such properties has on our ability to continue to qualify to be taxed as a REIT and any tax liabilities attributable thereto if we continue to qualify as a REIT. In certain cases, operation of real property will not generate qualifying rents from real property for purposes of the REIT gross income tests, e.g., income from operation of a hotel. In certain circumstances, we will be able to make an election with the IRS to treat property we take possession of in a foreclosure as "foreclosure property." If, and for so long as, such property qualifies as "foreclosure property," income therefrom is treated as qualifying income for purposes of both REIT gross income tests and gain from the sale of such property will not be subject to the 100% prohibited transaction tax for dealer sales, regardless of our how short our holding period in such property is when we sell such property or other dealer sales considerations. On the other hand, net income with respect to a property for which we have made a foreclosure property election that would not otherwise be qualifying income for purposes of the gross income tests will be subject to corporate income tax. In certain circumstances, the IRS might argue that a particular property did not qualify for a foreclosure property election or that its status as foreclosure property terminated while we believed it continued to qualify, possibly causing us to fail one or both gross income tests or causing any gain from sale of such property to be subject to the prohibited transaction tax.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in our stock, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to investing in our shares on behalf of a trust, pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts, or IRAs, or Keogh plans. If stockholders are investing the assets of any of the entities identified in the prior sentence in our common stock, they should satisfy themselves that:

- the investment is consistent with their fiduciary obligations under applicable law, including common law, ERISA and the Code;

- the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;

- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

- the investment will not impair the liquidity of the trust, plan or IRA;

- the investment will not produce "unrelated business taxable income" for the plan or IRA;

- our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and

- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil (and criminal, if the violation was willful) penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

General Risk Factors

Challenging economic and financial market conditions could significantly reduce the amount of income we earn on our CRE investments and further reduce the value of our investments.

Challenging economic and financial market conditions may cause us to experience an increase in the number of CRE investments that result in losses, including delinquencies, non-performing assets and taking title to collateral and a decrease in the value of the property or other collateral which secures our investments, all of which could adversely affect our results of operations. We may incur substantial losses and need to establish significant provision for losses or impairment. Our revenue from investments could diminish significantly.

Volatility, disruption or uncertainty in the financial markets may impair our ability to raise capital, obtain new financing or refinance existing obligations and fund real estate activities.

Market disruption, volatility or uncertainty could materially adversely impact our ability to raise capital, obtain new financing or refinance our existing obligations as they mature and fund real estate activities. In addition, market disruption, volatility or uncertainty may also expose us to increased litigation and stockholder activism. These conditions could materially disrupt our business, operations and ability to pay distributions to stockholders. Market volatility could also lead to significant uncertainty in the valuation of our investments, which may result in a substantial decrease in the value of our investments. As a result, we may not be able to recover the carrying amount of such investments and the associated goodwill, if any, which may require us to recognize impairment charges in earnings.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on our business and financial condition.

The recent and potential future disruptions in access to bank deposits or lending commitments due to bank failure could materially and adversely affect our liquidity, our business and financial condition. Even with our continued effort to mitigate counterparty risk by working with highly liquid, well capitalized counterparties, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity or credit availability in the market broadly. In the event we have a commercial relationship with a bank that has failed or is otherwise distressed, we may experience delays or other issues in meeting our financial obligations. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents may be threatened and could have a material adverse effect on our business and financial condition.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Assessment, Identification and Management of Material Risks from Cybersecurity

We rely on the cybersecurity strategy and policies implemented by Inland and the Sub-Advisor. Inland's cybersecurity strategy prioritizes detection and analysis of and response to known, anticipated or unexpected threats, effective management of security risks and resilience against cyber incidents. Inland's cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, tools and related services, which include tools and services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. Inland has implemented and continues to implement risk-based controls designed to prevent, detect and respond to information security threats and we rely on those controls to help us protect our information, our information systems, and the information of our investors, and other third parties who entrust us with their sensitive information.

Inland's cybersecurity program includes physical, administrative and technical safeguards, as well as plans and procedures designed to help our sponsor and Advisor to prevent and timely and effectively respond to cybersecurity threats and incidents, including threats or incidents that may impact us, our Advisor, and Dealer Manager. Inland's cybersecurity risk management process seeks to monitor cybersecurity vulnerabilities and potential attack vectors, evaluate the potential operational and financial effects of any threat and mitigate such threats. The assessment of cybersecurity risks, including those which may impact us, our Advisor, and Dealer Manager, is integrated into Inland's risk management program. In addition, Inland periodically engages with third-party consultants and key vendors to assist it in assessing, enhancing, implementing, and monitoring its cybersecurity risk management programs, including performing penetration testing of Inland's networks, and security assessments of the effectiveness of Inland's information technology environment to identify potential vulnerabilities.

Inland's cybersecurity risk management and awareness programs include periodic identification and testing of vulnerabilities as well as regular phishing simulations for all of the employees of the Advisor and its affiliates. Inland undertakes periodic internal security reviews of its information systems and related controls, including systems affecting personal data and the cybersecurity risks of our Advisor, and Dealer Manager, and our critical third-party vendors (including the transfer agent) and other partners.

Inland has established a Computer Security Incident Response Team ("Inland CSIRT"), which aims to manage and mitigate the impact of cybersecurity breach events, including those arising from or impacting our Advisor, Dealer Manager and service providers (including the transfer agent), tenants, borrowers, and other business contacts. Members of the Inland CSIRT include Inland's VP Director of IT Infrastructure & Information Security, who has more than 20 years of experience in information technology security and leads Inland's cybersecurity program, and its Head of Technology Strategy, as well as members of the firm's legal, risk, and communications groups. Inland has established a notification decision framework to determine when the Inland CSIRT will provide notifications regarding certain cybersecurity incidents, with different severity thresholds triggering notifications to different recipient groups, including members of our Advisor's management, and our Board and Audit Committee, as appropriate.

The Sub-Advisor's cybersecurity program provides a structured approach which serves to promote practices, procedures, and methodologies that seek to appropriately mitigate information security risks on behalf of its investment vehicles and its underlying investors. At all times, the Sub-Advisor seeks to proactively identify potential risks to its business and develop policies and procedures to minimize such risks. The Sub-Advisor has implemented data security policies, which include provisions to limit access to sensitive data only to those who require it; to follow a policy of least privilege; and an authorization process for those who otherwise request access to data. The Sub-Advisor has also implemented backup and recovery procedures, with backup occurring on a nightly basis and disaster recovery tests conducted on an annual basis. The Sub-Advisor's internal systems are protected by security measures, including hardening policies, firewalls, and disaster recovery tests. In addition, the Sub-Advisor makes use of encryption standards on its systems and requires multifactor authentication for remote access. The Sub-Advisor ensures company-related data is compartmentalized on its employees' personal mobile devices and ensures that its employees are trained on and subject to appropriate confidentiality obligations. The Sub-Advisor performs security risk assessments on a monthly basis and additionally conducts internal and external penetration tests on an annual basis.

The Sub-Advisor has developed a comprehensive incident response plan and established a Cybersecurity Task Force which leads the effort for enhancing data protection practices and is responsible for administering the cybersecurity policy and determining and implementing the appropriate technical and organizational measures within the firm for the safeguarding of sensitive data. The Director of Information Technology at the Sub-Advisor is primarily responsible for assessing cyber risk and bringing risks to the attention of the other members of the Cybersecurity Task Force. The Sub-Advisor has also engaged a third-party to assist with tasks such as planning incident response plans, conducting tabletop exercises, conducting phishing exams, etc.

Oversight of Cybersecurity Risks

The Board and our Audit Committee oversee our cybersecurity risk exposures and the steps taken by management to identify, monitor and mitigate cybersecurity risks to align our risk exposure with our strategic objectives. With respect to such cybersecurity risk oversight, our Board and/or our Audit Committee receive periodic reports and/or updates from management on the primary cybersecurity risks facing us and the Advisor, the Sub-Advisor, and the Dealer Manager and the measures we, the Advisor, the Sub-Advisor and the Dealer Manager are taking to mitigate such risks. In addition to such reports and updates, our Board and/or our Audit Committee receive updates from management as to changes to our and the Advisor's, the Sub-Advisor's and the Dealer Manager's cybersecurity risk profile or certain newly identified risks. In the event of an incident, we intend to follow Inland's incident response plan, which outlines the steps to be followed from incident identification, mitigation, recovery and notification to legal counsel, senior leadership and the Board or Audit Committee, as appropriate.

Impact of Cybersecurity Risks

As of the date of this filing, we have not experienced a material information security breach incident and the expenses we have incurred from information security breach incidents have been immaterial, and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business. However, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business, financial condition, results of operations, or cash flows. See "Part I, Item 1A, Risk Factors, Risks Related to an Investment in Our Company" for more information regarding cybersecurity risks.

Item 2. Properties.

Our principal executive office is located at 2901 Butterfield Rd., Oak Brook, Illinois 60523. As part of the Advisory Agreement, the Advisor is responsible for providing office space and office services required in rendering services to us. For an overview of our real estate investments, see Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Portfolio."

Item 3. Legal Proceedings.

In the ordinary course of business, we may become subject to litigation, claims and regulatory matters. We have no knowledge of material legal or regulatory proceedings pending or known to be contemplated against us at this time.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is currently no established public trading market for our common stock, and we do not expect a public trading market to develop without a listing of our common stock on an exchange. We do not intend to list our common stock for trading on an exchange or other trading market, and we intend to be a perpetual-life entity with no requirement to pursue a liquidity event by any date certain or at all.

Our Series A Preferred Stock is listed on the New York Stock Exchange with the ticker symbol ICR PR A.

Net Asset Value

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our Board. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Our Advisor is ultimately responsible for determining our NAV. The calculation of our NAV is reviewed by our independent valuation advisor, BDO USA, P.C.

Our total net asset value attributable to common stock presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock sold in our offering, as well as our Class P common stock, which is not being sold in our offering. The following table provides a breakdown of the major components of our total net asset value attributable to common stock as of December 31, 2024, ($ and shares in thousands, except per share data):

Components of NAV	As of December 31, 2024
Commercial mortgage loans	$ 555,852
Real estate owned	43,627
Cash and cash equivalents and restricted cash	64,549
Other assets	5,251
Repurchase agreements - commercial mortgage loans	(360,677)
Loan participations sold	(48,524)
Due to related parties	(1,407)
Distributions payable	(1,051)
Interest payable	(2,349)
Accrued stockholder servicing fees [1]	(237)
Other liabilities	(2,180)
Preferred stock	(87,411)
Net asset value attributable to common stock	$ 165,443
Number of outstanding common shares	10,118

_____

(1) Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of December 31, 2024, we had accrued under GAAP $645 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of December 31, 2024, we had not sold any Class S shares and, therefore, we had not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total net asset value attributable to common stock and NAV per share by share class as of December 31, 2024 ($ and shares in thousands, except per share data):

	Common Stock						
NAV Per Share	Class P	Class A	Class T	Class S [1]	Class D	Class I	Total
Monthly NAV	$ 139,914	$ 12,226	$ 4,787	$ —	$ 787	$ 7,720	$ 165,443
Number of outstanding shares	8,563	746	290	—	48	471	10,118
NAV per share as of December 31, 2024	$ 16.3398	$ 16.3909	$ 16.4877	$ —	$ 16.3992	$ 16.3912	$ 16.3513

(1) As of December 31, 2024, we had not sold any Class S shares in our offering.

The following table reconciles stockholders' equity per our consolidated balance sheet to our NAV ($ in thousands):

Reconciliation of Stockholders' Equity to NAV		**As of December 31, 2024**
Stockholders' equity per GAAP	$	244,579
Adjustments:		
Unamortized stockholder servicing fee and other expenses		419
Real estate owned non-cash adjustments		1,080
Credit losses reserve - non-specific portion		6,775
Net asset value	$	252,853
Preferred Stock Adjustments:		
Preferred stock liquidation value		(88,614)
Unamortized preferred stock offering costs		1,204
Net asset value attributable to common stock	$	165,443

Valuation Guidelines

Our Board, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by our Advisor, with the assistance of our Sub-Advisor, and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. From time to time, our Board, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. In connection with carrying out its responsibility to determine our NAV, our Advisor may delegate certain tasks to our Sub-Advisor. Our Advisor, however, is ultimately responsible for the NAV determination process.

The calculation of our NAV is intended to be a calculation of the value of our assets less our outstanding liabilities for the purpose of establishing a purchase and repurchase price for our shares of common stock and may differ from our financial statements. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP.

Our Advisor calculates the fair value of our assets in accordance with our valuation guidelines. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. While we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and repurchase price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Our Independent Valuation Advisor

With the approval of our Board, including a majority of our independent directors, we have engaged BDO USA, P.C. to serve as our independent valuation advisor. Our Advisor, with the approval of our Board, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. At the end of each month, the independent valuation advisor reviews the calculation of our monthly NAV. The independent valuation advisor is not responsible for our NAV, and performs its services based solely on information received from us, our Advisor and our Sub-Advisor. Our Advisor, and not the independent valuation advisor, is ultimately responsible for the determination of our NAV.

Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our Board, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of the independent valuation advisor in reports we publicly file with the SEC. Our independent valuation advisor discharges its responsibilities in accordance with our valuation guidelines. Our Board is not involved in the monthly valuation of our assets and liabilities, but periodically receives and reviews such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

We have agreed to pay fees to our independent valuation advisor upon its delivery to us of its review reports. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of this engagement. The compensation we pay to our independent valuation advisor is not based on the estimated values of our loans or our NAV.

Our independent valuation advisor may from time to time in the future perform other commercial real estate and financial advisory services for our Advisor or Sub-Advisor and their affiliates, so long as such other services do not adversely affect the independence of the independent valuation advisor.

Valuation of Investments

The majority of our investments consist of CRE debt intended to be held to maturity. We may also invest in real estate and other real estate-related assets and liquid non-real estate-related assets. Real estate-related assets include CRE securities, such as CMBS and CRE CLOs, and unsecured debt of publicly traded REITs. Our liquid non-real estate-related assets may include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents.

Our Advisor seeks to determine the fair value of investments as of the last day of each month. Fair value determinations are based upon all available inputs that our Advisor deems relevant, including, but not limited to, indicative dealer quotes, values of like securities, discounted cash flow analysis, and valuations prepared by third-party valuation services. However, determination of fair value involves subjective judgments and estimates.

- Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans. Our Advisor estimates the fair value of our loan portfolio in accordance with the methodologies contained in our valuation guidelines approved by our Board. In general, the loan portfolio will be valued at amortized cost, subject to impairment testing. As of January 1, 2023, we are required under GAAP to record a Current Expected Credit Loss ("CECL") reserve on the CRE debt portfolio that will be adjusted at least quarterly. The analytical portion (which is based on a probability-weighted quantitative analytical model that considers the likelihood of default and loss-given-default for each individual loan) of the CECL reserve is excluded from the value of the loans. The value of the loans does include any specific reserves for collateral-dependent loans included in the CECL reserve amount. We believe this methodology is consistent with institutional valuation practices and provides an appropriate valuation for purposes of establishing a purchase and repurchase price for our shares of common stock as it relates to assets that are intended to be held to maturity.

- Real Estate-Related Securities and Derivatives. Our real estate-related securities investments will generally focus on non-distressed public and private real estate debt, including, but not limited to, CMBS and other forms of debt. Additionally, we may make open market purchases of common stock in public equity REITs. We may also invest in derivatives. Our principal investments in derivative instruments may include investments in interest rate swaps, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our real estate-related securities and derivative investments are recorded at fair market value in our financial statements, in accordance with ASC Topic 820. The valuation of these assets is obtained from market quotations obtained from third-party pricing service providers or broker-dealers. Pursuant to the valuation guidelines adopted by our Board, if market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value is determined in good faith by our Advisor. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations). Our Board has delegated to our Advisor the responsibility for monitoring significant events that may materially affect the values of our real estate-related securities and derivative investments and for determining whether the value of the applicable investments should be reevaluated in light of such significant events.

- Valuation of Liquid Non-Real Estate-Related Assets. Our liquid non-real estate-related assets are recorded at fair market value in our financial statements, in accordance with ASC Topic 820. The valuation of these assets is based on market prices obtained from third-party pricing services or as published in nationally recognized sources such as Bloomberg.

Valuation of Properties

- Wholly Owned Properties. For real properties we own, our Advisor has developed a valuation plan with the objective of having each of our wholly owned properties valued at least annually by an appraisal, except for newly acquired properties as described below, with appraisals scheduled over the course of a year. We rely on property-level information provided by our Advisor, including but not limited to (1) historical and projected operating revenues and expenses of the property, (2) lease agreements with respect to the property and (3) information regarding recent or planned capital expenditures. Appraisals will be performed in accordance with the Internal Revenue Code of Ethics and the Uniform Standards of Professional Appraisal Practices, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). Newly acquired wholly owned properties will initially be valued at cost and thereafter will join the annual appraisal cycle during the year following the first full calendar year in which we own the property. Development assets, if any, will be valued at cost plus capital expenditures and will join the annual appraisal cycle upon stabilization. Acquisition costs and expenses incurred in connection with the acquisition of multiple wholly owned properties that are not directly related to any single wholly owned property generally will be allocated among the applicable wholly owned properties pro rata based on relative values. Properties purchased as a portfolio or held in a joint venture that acquires properties over time may be valued as a single asset. Each individual appraisal report for our assets will be addressed solely to our company to assist in providing our monthly portfolio valuation.

Our valuation reports will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing our NAV calculation, our Advisor will not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company. Real estate appraisals are reported on a free and clear basis (for example no mortgage), irrespective of any property-level financing that may be in place. The primary methodology used to value properties is the income approach, whereby value is derived by determining the present value of an asset's stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the appraisals involve subjective judgments, the fair value of our assets, which is included in our NAV, may not reflect the liquidation value or net realizable value of our properties.

- _Properties Held Through Joint Ventures_. Properties held through joint ventures will be valued in a manner that is consistent with the guidelines described above for wholly owned properties. Once the value of a property held by the joint venture is determined by an independent appraisal, the value of our interest in the joint venture is then determined by applying the distribution provisions of the applicable joint venture agreements to the value of the underlying property held by the joint venture.

Liabilities

We include the fair value of our liabilities as part of our NAV calculation. Our liabilities generally include portfolio-level credit facilities, the fees payable to our Advisor and the Dealer Manager, accounts payable, accrued operating expenses, property-level mortgages, reserves for future liabilities and other liabilities. All liabilities are valued using widely accepted methodologies specific to each type of liability. Our debt is typically valued at fair value in accordance with GAAP. Our aggregate monthly NAV will be reduced to reflect the accrual of the liability to pay any declared (and unpaid) distributions for all classes of common stock. Liabilities allocable to a specific class of shares will only be included in the NAV calculation for that class.

NAV and NAV Per Share Calculation

Each class of our common stock, including Class P common stock that was not offered to the public, has an undivided interest in our assets and liabilities, other than class-specific liabilities. Our NAV is calculated by the independent valuation advisor for each of these classes. Our Advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as calculated by the independent valuation advisor. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ.

At the end of each month, before taking into consideration class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class's relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first business day of such month and issuances of shares under our DRP and less repurchases under our SRP during such month. The NAV calculation is generally available within 15 calendar days after the end of the applicable month. Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance fee, distributions, unrealized/realized gains and losses on assets, provisions for credit losses recorded on specific loans, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, our Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

For the purpose of calculating our NAV, offering costs are expenses we incur as we raise proceeds in our public and private offerings. For GAAP purposes, these costs are deducted from equity when incurred. For the NAV calculation, all of the offering costs from our public and private offerings incurred through July 17, 2019 (the "NAV Pricing Date") were added back to equity and amortized into equity monthly over the 60 months beginning with the first full month that follows the NAV Pricing Date. Following the NAV Pricing Date, offering costs are included in the NAV calculation as and when incurred.

Following the aggregation of the NAV of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, the independent valuation advisor will incorporate any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fees will be calculated as a percentage of the aggregate NAV for such class of shares. NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The combination of the Class A NAV, Class T NAV, Class S NAV, Class D NAV, Class I NAV and Class P NAV equals the value of our assets less our liabilities, which include certain class-specific liabilities. Our Advisor calculates the value of our investments as directed by our valuation guidelines based upon values received from various sources, including independent valuation services. Our Advisor, with assistance from our Sub-Advisor, is responsible for information received from third parties that is used in calculating our NAV.

Limits on the Calculation of Our Per Share NAV

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities). However, the majority of our assets will consist of real estate loans and, as with any real estate valuation protocol and as described above, the valuation of our loans (and other assets and liabilities) will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate loans (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased, existing stockholders or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV).

Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our Advisor's reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that our Advisor must notify our Board at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. We include no discounts to our NAV for the illiquid nature of our shares, including the limitations under our SRP and our ability to suspend or terminate our SRP at any time. Our NAV generally does not consider exit costs that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges. Our NAV does not represent the fair value of our assets less liabilities under GAAP.

Stockholders

As of March 13, 2025, there were 2,446 holders of Class P, 262 holders of Class A, 137 holders of Class T, 11 holders of Class D, 156 holders of Class I and no holders of Class S common stock.

Distribution Reinvestment Plan

We adopted a DRP, effective May 3, 2019 (currently suspended), whereby holders of Class A, Class T, Class S, Class D and Class I shares have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash or if the stockholder's state or participating dealer does not allow automatic enrollment. Investors that are not automatically enrolled in our DRP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. Any cash distributions attributable to the class or classes of shares owned by participants in the DRP will be immediately reinvested in our shares on behalf of the participants on the business day such distribution would have been paid to such stockholder.

The per share purchase price for shares purchased pursuant to the DRP is equal to the most recently published transaction price at the time the distribution is payable. Stockholders do not pay upfront selling commissions when purchasing shares pursuant to the DRP. The stockholder servicing fees with respect to shares of our Class T shares, Class S shares and Class D shares are calculated based on our NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the DRP. Shares acquired under the DRP will entitle the participant to the same rights and be treated in the same manner as shares of that class purchased in our offerings.

On January 30, 2023, our Board suspended, among other things, the operation of the DRP, effective as of February 10, 2023.

Participants may terminate their participation in the DRP with five business days' prior written notice to us.

Equity Compensation Plan

Our restricted share plan offers our independent directors an opportunity to participate in our growth through awards in the form of, or based on, our common stock. The restricted share plan authorizes the granting of restricted stock, restricted or deferred stock units, dividend equivalents, and cash-based awards to independent directors for participation in the plan.

Under the independent director restricted share plan and subject to such plan's conditions and restrictions, each of our independent directors will automatically receive $10,000 in restricted Class I shares on the date of each annual stockholders' meeting or, if no annual meeting, in December of each year. Such restricted shares will generally vest over a three-year period following the grant date in increments of 33 ⅓% per annum; provided, however, that restricted stock will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a liquidity event. These restricted shares are issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

With each stock grant, we award each of our independent directors an equal number of shares. The table below summarizes total stock grants we made at each grant date as of December 31, 2024 with a vesting date after January 1, 2022 ($ in thousands except for per share data).

Grant Date	Class of common stock granted	Total number of shares granted	Grant Date Fair Value Per Share	Total Fair Value of Grant	Proportion of total shares that vest annually	Vesting Date Year 1	Vesting Date Year 2	Vesting Date Year 3
January 7, 2019	Class P	1,200	$ 25.00	$ 30	1/3	1/7/2020	1/7/2021	1/7/2022
December 2, 2019	Class I	1,197	$ 25.07	$ 30	1/3	12/2/2020	12/2/2021	12/2/2022
December 1, 2020	Class I	1,393	$ 21.54	$ 30	1/3	12/1/2021	12/1/2022	12/1/2023
October 14, 2021	Class I	1,477	$ 20.31	$ 30	1/3	10/14/2022	10/14/2023	10/14/2024
October 3, 2022	Class I	1,534	$ 19.55	$ 30	1/3	10/3/2023	10/3/2024	10/3/2025
September 29, 2023	Class I	1,722	$ 17.42	$ 30	1/3	9/29/2024	9/29/2025	9/29/2026
September 12, 2024	Class I	1,812	$ 16.56	$ 30	1/3	9/12/2025	9/12/2026	9/12/2027

As of December 31, 2024, we have granted 11,534 restricted shares of which 8,063 have vested and none were forfeited. During the years ended December 31, 2024, 2023 and 2022, compensation expense associated with the restricted shares issued to the independent directors was $30, $31 and $32, respectively.

Securities Authorized for Issuance under Equity Compensation Plans

For information regarding the securities authorized for issuance under our equity compensation plan, see Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

Recent Sales of Unregistered Equity Securities

We did not have any recent sales of unregistered securities during the period covered by this Annual Report that were not disclosed in a quarterly report on Form 10-Q or current report on Form 8-K.

Use of Proceeds

On May 3, 2019, our Registration Statement on Form S-11 (File No. 333-230465), covering the IPO of up to $2.35 billion in shares of Class A, Class T, Class S, Class D and Class I common stock, was declared effective under the Securities Act. On April 28, 2022, the Company filed a registration statement on Form S-11 (File No. 333-264540) (the "2022 Registration Statement") with the SEC to register up to $2.2 billion in shares of common stock, which was declared effective by the SEC on November 2, 2022 (the "Second Public Offering"). Inland Securities Corporation served as our dealer manager for the Public Offerings. On January 30, 2023, the Board unanimously approved the suspension of the sale of shares in the primary portion of the public offering (the "Primary Offering"), effective immediately, and the suspension of the sale of shares pursuant to the DRP, effective as of February 10, 2023.

The offering price for each class of our common stock was determined monthly and was made available on our website and in prospectus supplement filings. As of December 31, 2024, we received net offering proceeds of $42.8 million from the Public Offerings. We primarily used the net offering proceeds from the Public Offerings to originate CRE loans and purchase real estate securities on a levered basis, subject to our investment guidelines and to the extent consistent with maintaining our REIT qualification, and other general corporate purposes. The following table summarizes certain information about the Public Offerings' proceeds ($ in thousands except for per share data):

	Class A Shares	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Total
Primary shares sold	794,715	464,881	—	53,815	489,069	1,802,480
Gross proceeds from primary offering $	19,695 $	11,309 $	— $	1,237 $	10,999 $	43,240
Reinvestments of distributions	619	304	—	93	658	1,674
Total gross proceeds	20,314	11,613	—	1,330	11,657	44,914
Selling commissions and dealer manager fees	1,142	313	—	—	—	1,455
Stockholder servicing fees	—	547	—	98	—	645
Total expenses	1,142	860	—	98	—	2,100
Net offering proceeds(1)	$ 19,172 $	10,753 $	— $	1,232 $	11,657 $	42,814

_____

(1) Excludes company-level offering costs of $6,436.

During the year ended December 31, 2021, we completed our Preferred Stock Offering and received net offering proceeds of approximately $86.3 million. We primarily used the net offering proceeds from the Preferred Stock Offering to originate CRE loans on a levered basis, subject to our investment guidelines and to the extent consistent with maintaining our REIT qualification, and other general corporate purposes. The following table summarizes certain information about the proceeds from our Preferred Stock Offering ($ in thousands except share data):

	Series A Shares
Primary shares sold	3,600,000
Gross proceeds from primary offering $	90,000
Underwriting discounts and commissions	2,835
Other expenses	855
Total expenses	3,690
Net offering proceeds $	86,310

Share Repurchase Plan

We have adopted an SRP, effective May 3, 2019 (currently suspended), whereby on a monthly basis, stockholders who have held our shares of common stock for at least one year may request that we repurchase all or any portion of their shares. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests. Because there is no public market for our shares, stockholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month, in our discretion, or if our Board modifies, suspends or terminates the SRP.

In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. We may repurchase fewer shares than have been requested in any particular month to be repurchased under our SRP, or none at all, in our discretion at any time. In addition, the total amount of aggregate repurchases of shares will be limited to no more than 2% of our aggregate NAV per month and no more than 5% of our aggregate NAV per calendar quarter.

In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis in the following order of priority: (i) first, shares repurchased in connection with a death or disability, until all such shares have been repurchased; (ii) next, shares being repurchased from stockholder accounts with a small aggregate value of less than $500, until all such shares have been repurchased; and (iii) finally, all other shares submitted for repurchase. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the SRP, as applicable.

If the transaction price for the applicable month is not made available by the eighth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests.

Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of us as a whole, we may choose to repurchase fewer shares in any particular month than have been requested to be repurchased, or none at all. Further, our Board may modify, suspend or terminate our SRP if it deems such action to be in our best interest and the best interest of our stockholders.

Beginning on October 1, 2021, the total amount of aggregate repurchases of shares is limited as set forth in the SRP (no more than 2% of our aggregate NAV per month as of the last day of the previous calendar month and no more than 5% of our aggregate NAV per calendar quarter as of the last day of the previous calendar quarter). Notwithstanding the foregoing, we may repurchase fewer shares than these limits in any month, or none. Further, our Board may modify, suspend or terminate our SRP if it deems such action to be in our best interest and the best interest of our stockholders. In light of the pace of fundraising in the Second Public Offering and the amount of monthly redemption requests pursuant to the SRP, which were in excess of such fundraising, on January 30, 2023, our Board suspended the SRP.

During the year ended December 31, 2024, we repurchased no shares of our common stock.

Repurchases of Series A Preferred Stock

Subject to certain exceptions, we may not redeem our Series A Preferred Stock until on or after September 22, 2026. Preferred stockholders may only convert their Series A Preferred Shares into Class I common stock if there is a Change of Control and we do not redeem the shares within 120 days of the Change of Control event.

On August 11, 2022, the Board authorized and approved a share repurchase program (the "Series A Preferred Repurchase Program") pursuant to which we were permitted to repurchase up to the lesser of 1,000,000 shares or $15 million of the outstanding shares of our Series A Preferred Stock through December 31, 2022. On November 10, 2022, the Board approved to extend the Series A Preferred Repurchase Program through December 31, 2023. Under the Series A Preferred Repurchase Program, repurchases of shares of our Series A Preferred Stock were to be made at management's discretion from time to time through open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws. On January 30, 2023, our Board terminated the Series A Preferred Repurchase Program.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as "may," "could," "should," "expect," "intend," "plan," "goal," "seek," "anticipate," "believe," "estimate," "predict," "variables," "potential," "continue," "expand," "maintain," "create," "strategies," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors described above in Part I, Item IA in this Annual Report on Form 10-K, some of which are briefly summarized below:

- *We have paid past distributions from sources other than cash flows from operating activities, including from offering proceeds, which reduces the amount of cash we ultimately have to invest in assets, and some of our distributions have not been covered by net income; if we cannot generate sufficient cash flow from operations to fully fund distributions, some or all of our distributions may again be paid from these other sources, and if our net income does not cover our distributions, those distributions will dilute our stockholders' equity;*

- *There is no current public trading market for our common stock, and we do not expect that such a market will develop. Therefore, repurchase of shares by us will likely be the only way for stockholders to dispose of their shares, and our SRP is currently suspended;*

- *Even if our stockholders are able to sell their shares pursuant to our SRP in the future, or otherwise, they may not be able to recover the amount of their investment in our shares;*

- *Our Advisor and our Sub-Advisor may face conflicts of interest in allocating personnel and resources between their affiliates;*

- *None of our agreements with our Advisor, our Sub-Advisor or any affiliates of our Advisor or Sub-Advisor were negotiated at arm's-length; and*

- *If we fail to continue to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.*

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Annual Report on Form 10-K, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements, which are included in Part IV, Item 15 of this Annual Report on Form 10-K. All dollar amounts are stated in thousands unless otherwise noted, except share data.

Overview

We are a Maryland corporation formed on September 13, 2016 to originate, acquire and manage an investment portfolio of CRE investments primarily comprised of CRE debt, including primarily floating-rate first mortgage loans and fixed rate mezzanine loans. We may also invest in participations in CRE debt, floating-rate CRE securities such as CMBS, senior unsecured debt of publicly traded REITs and select equity investments in single-tenant, net leased properties. Substantially all of our business is conducted through our Operating Partnership, of which we are the sole general partner. We are externally managed by our Advisor, an indirect subsidiary of IREIC. Our Advisor has engaged the Sub-Advisor, a subsidiary of Sound Point CRE Management, LP, to perform certain services on behalf of the Advisor for us.

We have operated in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2017. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain).

For a discussion of the history of the Company and its Private Offering, IPO, Second Public Offering and Preferred Stock Offering, please see Part IV, Item 15, "Note 1 – Organization and Business Operations" in the notes to our consolidated financial statements below.

Recent Developments

The CRE and CRE debt markets were under pressure during 2023 and 2024 primarily due to the Federal Reserve's monetary tightening policy. As the inflationary pressures eased, the Federal Reserve began lowering the interest rate in the second half of 2024 but signaled a pause to allow them to evaluate the impact of the implemented rate reductions. With the rate reductions, we observed the CRE debt market activity increasing in the fourth quarter with spreads tightening and more collateralized loan obligations entering the market. We believe the Federal Reserve will hold rates at current levels through at least the first half of 2025 and that the CRE debt markets will continue to be competitive which may improve the refinance market.

We did not originate any new loans during 2024 as we focused on maintaining our liquidity with several of our loans approaching maturity. During 2024, we had 8 loans with an outstanding balance of $110.9 million pay-off in full, refinanced one loan with an outstanding balance of $23.1 million, sold one loan at par with an outstanding balance of $12.7 million and funded $10.2 million on existing loans. We also foreclosed on two loans with an outstanding principal balance of $53.9 million resulting in the acquisition of three properties. During 2025, we will continue to focus on extending or restructuring our maturing loans with an emphasis on obtaining principal reductions.

We continue to evaluate all loans on a quarterly basis and assign our internal risk rating with the majority of our loans continuing to perform as expected. Our primary focus continues to be on refinance risk and our CECL reserve will place emphasis on loans with maturity dates nine months forward from the reporting date.

Company Update – Strategic Plan

We are currently focusing on positioning the portfolio to pursue a potential future strategic alternative when capital market conditions have improved, in order to maximize stockholder value and potentially provide our investors with access to some level of liquidity. There is no assurance that the Company will be able to successfully implement any strategic plan. We are continually impacted by evolving market conditions and other complex factors such as (i) the state of the commercial real estate market and financial markets, (ii) our ability to access additional capital or leverage and (iii) changes in general economic conditions such as high interest rates, among other factors. We will provide updates as the Company considers appropriate or as required under applicable law.

2024 Highlights

Operating Results:

- Net income attributable to common stockholders was $6.7 million, or $0.66 per share during the year ended December 31, 2024, which included $2.3 million in provision for credit losses.

- We declared gross distributions of $1.25 per common share during the year ended December 31, 2024, which represents an annualized rate of 7.6% on our aggregate NAV of $16.3513 as of December 31, 2024. Holders of Class D and Class T shares of common stock received less than the gross distribution amount after the deduction of stockholder servicing fees applicable to those classes.

Loan Portfolio:

- We originated no loans during the year ended December 31, 2024.

- On July 2, 2024, we acquired legal title to two office properties, one located in Addison, TX, and the other located in Irving, TX, through non-judicial foreclosure transactions. The properties previously collateralized a senior loan with an amortized cost basis of $24.4 million with a CECL reserve of $0.3 million at the time of the acquisition. The properties were recorded at $24.0 million based on the estimated fair value at acquisition.

- On October 23, 2024, we acquired legal title to a multifamily property located in Portland, OR through a non-judicial foreclosure transaction. The property previously collateralized a senior loan with an amortized cost basis of $29.5 million with a CECL reserve of $9.9 million at the time of the acquisition. The property was recorded at $19.6 million based on the estimated fair value at acquisition.

- We had $10.2 million in advances on previously originated loans and loan repayments of $123.8 million resulting in a 24% decrease in our loan portfolio to $549.2 million during the year ended December 31, 2024. The decrease also includes $12.7 million related to the sale of a loan, $2.5 million of provision for credit losses and two loans transferred on foreclosure to real estate owned of $53.9 million.

- 24 out of our 25 loans were current on their contractual interest payments with no interest deferrals during the year ended December 31, 2024.

- As of December 31, 2024, 1 out of our 25 loans was on nonaccrual status. After being placed on nonaccrual status, any cash collected, including any interest payments, on such loans is applied against their principal balance.

Capital Markets and Financing Activity:

- We had net repayments of $96.8 million and $9.5 million on our repurchase agreements and line of credit, respectively, and principal repayments of loan participations of $8.9 million during the year ended December 31, 2024.

- During 2024, we paid a total of $18.6 million in distributions to common and preferred stockholders.

Portfolio

Our strategy is to originate, acquire and manage an investment portfolio of CRE debt that is primarily floating rate and diversified based on the type and location of collateral securing the underlying CRE debt.

The charts below summarize our debt investments portfolio as a percentage of par value by type of rate, our total investment portfolio by investment type, including real estate owned ("REO"), and our loan portfolio by collateral type and geographical region as of December 31, 2024 and 2023.

Floating Vs. Fixed Rate Debt Investments:

December 31, 2024

December 31, 2023





All Investments by Type:

December 31, 2024


Credit
Loan
2%
REO
8%
90%
First Mortgage

December 31, 2023


Credit
Loan
2%
98%
First Mortgage

Loans by Property Type:

December 31, 2024


Industrial
6%
Mixed Use
5%
Retail
2%
Office
20%
Multifamily
67%

December 31, 2023


Industrial
8%
Mixed Use
5%
Retail
4%
Office
21%
Multifamily
62%

Loans by Region:

December 31, 2024

Plains
7%
Southeast
35%
Southwest
35%
West
13%
Mid
Atlantic
10%

December 31, 2023



Plains
5%
Great Lakes
1%
Southwest
29%
Southeast
41%
Mid
Atlantic
8%
West
16%

An investment's region is defined according to the below map based on the location of underlying property.



Rocky
Mountain
Plains
Great Lakes
New
England
West
Mid
Atlantic
Southeast
Southwest

Commercial Mortgage Loans Held for Investment

	As of December 31, 2024	As of December 31, 2023
Principal balance of first mortgage loans	$ 549,303	$ 729,380
Number of first mortgage loans	23	34
Principal balance of credit loans	$ 13,380	$ 13,500
Number of credit loans	2	2
Total balance of loans	$ 562,683	$ 742,880
Total number of loans	25	36
All-in yield [(1)]	7.6%	8.1%
Weighted average years to maximum maturity	1.8	2.5

____

(1) All-in yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. All-in yield also excludes the all-in yield for loans placed on nonaccrual status. All-in yield is calculated using the spread plus the values of the indices as of December 31, 2024.

The decrease in the size of our portfolio is primarily due to loan payoffs, foreclosure of two loans, and a sale of a loan with no new loans originated during the year ended December 31, 2024. The change in the all-in yield was primarily driven by a decrease in the SOFR rate.

The tables below present select loan information for each of our commercial mortgage loans as of:

December 31, 2024

	Origination Date	Loan Type [1]	Principal Balance [2]	Cash Coupon [2][4]	All-in Yield [2][4]	Maximum Maturity [5]	State	Property Type	LTV [6]	Risk Rating [7]
1	12/12/17	First mortgage	$ 13,450	SOFR+4.70%	9.0%	4/9/23 [8]	HI	Office	67.0%	4
2	6/18/19	First mortgage	46,725	SOFR+2.75%	7.1%	7/9/26	TX	Office	72.2%	4
3	8/15/19	First mortgage	2,862	SOFR+4.20%	8.5%	11/9/26 [9]	TN	Office	44.6%	3
4	9/27/19	First mortgage	13,626	SOFR+3.10%	7.4%	10/9/25 [10]	CA	Office	74.5%	4
5	10/4/19	First mortgage	23,078	SOFR+2.90%	7.2%	10/9/26 [11]	NC	Office	60.9%	5
6	2/28/20	First mortgage	9,850	SOFR+3.50%	7.8%	3/9/25	FL	Retail	77.7%	2
7	5/26/21	First mortgage	16,135	SOFR+3.10%	7.5%	6/9/26	NV	Multifamily	79.6%	2
8	11/12/21	First mortgage	25,696	SOFR+2.90%	7.3%	11/9/26	TX	Multifamily	73.2%	2
9	11/16/21	First mortgage	24,331	SOFR+3.05%	7.5%	12/9/25 [12]	TX	Multifamily	73.7%	3
10	11/17/21	First mortgage	25,625	SOFR+2.85%	7.3%	12/9/26	SC	Multifamily	71.5%	2
11	12/9/21	First mortgage	39,217	SOFR+3.05%	7.5%	12/9/26	GA	Multifamily	71.7%	2
12	12/15/21	First mortgage	25,656	SOFR+3.20%	7.6%	1/9/27	OR	Multifamily	70.2%	2
13	1/14/22	First mortgage	38,933	SOFR+3.40%	7.7%	1/9/27 [13]	MO	Multifamily	80.0%	4
14	1/26/22	First mortgage	15,496	SOFR+3.55%	7.9%	10/9/25	NJ	Industrial	63.1%	3
15	1/28/22	First mortgage	14,998	SOFR+3.30%	7.6%	2/9/27	NC	Multifamily	69.9%	2
16	2/25/22	First mortgage	30,000	SOFR+3.04%	7.4%	3/9/27	NY	Mixed Use	66.7%	2
17	3/1/22	First mortgage	29,277	SOFR+3.40%	7.7%	3/9/27	TX	Multifamily	77.7%	2
18	3/25/22	First mortgage	17,096	SOFR+3.30%	7.6%	4/9/27 [14]	FL	Industrial	69.7%	2
19	4/7/22	First mortgage	15,159	SOFR+3.25%	7.6%	4/9/27	SC	Multifamily	69.0%	3
20	4/19/22	First mortgage	20,525	SOFR+3.40%	7.7%	5/9/26	TX	Multifamily	76.3%	3
21	6/13/22	First mortgage	51,373	SOFR+3.45%	7.8%	6/9/27	TX	Multifamily	73.1%	2
22	9/1/22	First mortgage	27,905	SOFR+3.90%	8.2%	9/9/27	NC	Multifamily	63.4%	2
23	11/17/22	First mortgage	22,290	SOFR+3.90%	8.2%	12/9/27	AL	Multifamily	69.6%	3
24	9/29/17	Credit	7,500	9.20%	9.2%	10/11/27	NJ	Office	79.9%	2
25	10/4/19	Credit	5,880	10.00%	(4)	10/6/24 [15]	NV	Office	75.2%	5
			$ 562,683		7.6%				71.7%	

_____

	Origination Date	Loan Type [1]	Principal Balance [3]	Cash Coupon [3][4]	All-in Yield [3][4]	Maximum Maturity [5]	State	Property Type	LTV [6]	Risk Rating [7]
1	12/12/17	First mortgage	$ 13,450	SOFR+4.70%	10.1%	4/9/23	HI	Office	67.0%	4
2	9/7/18	First mortgage	24,411	SOFR+3.75%	(4)	9/9/23	TX	Office	73.0%	4
3	5/31/19	First mortgage	11,056	SOFR+3.25%	8.6%	2/9/24	CA	Multifamily	69.9%	3
4	6/18/19	First mortgage	45,983	SOFR+2.75%	8.1%	7/9/26	TX	Office	72.2%	3
5	8/15/19	First mortgage	7,934	SOFR+4.20%	9.6%	11/9/24	TN	Office	44.6%	2
6	9/27/19	First mortgage	13,626	SOFR+3.10%	8.5%	10/9/24	CA	Office	74.5%	3
7	10/4/19	First mortgage	22,616	SOFR+2.90%	8.3%	10/9/24	NC	Office	60.9%	4
8	2/28/20	First mortgage	9,850	SOFR+3.50%	8.8%	3/9/25	FL	Retail	77.7%	2
9	3/5/21	First mortgage	13,647	SOFR+5.00%	10.4%	3/9/26	VA	Office	56.8%	5
10	3/12/21	First mortgage	20,135	SOFR+4.00%	9.4%	3/9/26	MS	Industrial	63.5%	3
11	4/6/21	First mortgage	15,737	SOFR+3.50%	9.0%	4/9/26	AL	Multifamily	69.5%	2
12	4/6/21	First mortgage	12,226	SOFR+3.50%	9.0%	4/9/26	AL	Multifamily	78.2%	2
13	4/15/21	First mortgage	9,090	SOFR+4.00%	9.5%	5/9/26	NJ	Industrial	69.4%	2
14	5/26/21	First mortgage	15,889	SOFR+3.10%	8.6%	6/9/26	NV	Multifamily	79.6%	2
15	7/1/21	First mortgage	6,430	SOFR+4.50%	10.0%	7/9/26	OH	Mixed Use	78.9%	3
16	10/8/21	First mortgage	29,550	SOFR+3.20%	(4)	5/9/24	OR	Multifamily	72.2%	5
17	10/15/21	First mortgage	23,533	SOFR+2.95%	8.4%	11/9/26	VA	Multifamily	76.7%	2
18	11/12/21	First mortgage	25,696	SOFR+2.90%	8.4%	11/9/26	TX	Multifamily	73.2%	2
19	11/16/21	First mortgage	24,581	SOFR+3.05%	8.5%	12/9/26	TX	Multifamily	73.7%	2
20	11/17/21	First mortgage	25,453	SOFR+2.85%	8.3%	12/9/26	SC	Multifamily	71.5%	2
21	12/9/21	First mortgage	39,817	SOFR+3.05%	8.5%	12/9/26	GA	Multifamily	71.7%	2
22	12/15/21	First mortgage	25,529	SOFR+3.20%	8.7%	1/9/27	OR	Multifamily	70.2%	2
23	1/14/22	First mortgage	38,730	SOFR+3.40%	8.8%	1/9/27	MO	Multifamily	80.0%	2
24	1/20/22	First mortgage	16,153	SOFR+3.65%	9.0%	2/9/27	NC	Retail	62.6%	2
25	1/26/22	First mortgage	15,496	SOFR+3.55%	8.9%	2/9/27	NJ	Industrial	63.1%	3
26	1/28/22	First mortgage	14,744	SOFR+3.30%	8.7%	2/9/27	NC	Multifamily	69.9%	2
27	2/25/22	First mortgage	30,000	SOFR+3.04%	8.4%	3/9/27	NY	Mixed Use	66.7%	2
28	3/1/22	First mortgage	28,536	SOFR+3.40%	8.8%	3/9/27	TX	Multifamily	77.7%	2
29	3/25/22	First mortgage	16,852	SOFR+3.30%	8.7%	4/9/27	FL	Industrial	69.7%	2
30	4/7/22	First mortgage	13,783	SOFR+3.25%	8.6%	4/9/27	SC	Multifamily	69.0%	2
31	4/19/22	First mortgage	19,820	SOFR+3.40%	8.8%	5/9/26	TX	Multifamily	76.3%	2
32	6/13/22	First mortgage	49,448	SOFR+3.45%	8.8%	6/9/27	TX	Multifamily	73.1%	2
33	9/1/22	First mortgage	27,579	SOFR+3.90%	9.3%	9/9/27	NC	Multifamily	63.4%	2
34	11/17/22	First mortgage	22,000	SOFR+3.90%	9.3%	12/9/27	AL	Multifamily	69.6%	2
35	9/29/17	Credit	7,500	9.20%	9.2%	10/11/27	NJ	Office	79.9%	2
36	10/4/19	Credit	6,000	10.00%	10.0%	10/6/24	NV	Office	75.2%	3
			$ 742,880		8.1%				71.1%	

(1) First mortgage loans are first position mortgage loans and credit loans are mezzanine and subordinated loans.

(2) As of December 31, 2024, an 80% undivided senior interest in each of loan numbers 1 and 5, which includes the right to receive priority interest payments at a rate of SOFR+2.00% was sold by our Operating Partnership pursuant to a Loan Participation Agreement dated November 15, 2021. Our Operating Partnership has retained a 20% undivided subordinate interest in each of these loans.

(3) As of December 31, 2023, an 80% undivided senior interest in each of loan numbers 1, 2, 3, and 7, which includes the right to receive priority interest payments at a rate of SOFR+2.00%, was sold by our Operating Partnership pursuant to a Loan Participation Agreement dated November 15, 2021. Our Operating Partnership has retained a 20% undivided subordinate interest in each of these loans.

(4) Cash coupon is the stated rate on the loan. All-in yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Loan number 25 is nonaccrual basis as of December 31, 2024 and is excluded from the total. Loans numbers 2 and 16 were nonaccrual basis as of December 31, 2023, and were excluded from the total. As of December 31, 2024, loan number 5 is paying interest at a 4.0% fixed current rate and accruing the remaining amount as payment-in-kind. The total is the weighted average of the stated yield, excluding any default interest, as of December 31, 2024 and 2023. Our first mortgage loans are all floating rate and each contains a minimum SOFR floor as of December 31, 2024 and 2023. The weighted average SOFR floor was 0.68% and 0.65%, respectively as of December 31, 2024 and 2023.

(5) Maximum maturity assumes all extension options are exercised by the borrower, however loans may be repaid prior to such date.

(6) Loan-to-value ("LTV") was determined at loan origination and is not updated for subsequent property valuations or loan modifications. The total is the weighted average LTV.

(7) Risk rating is the internal risk rating assigned by the Sub-Advisor. See Part IV, Item 15, "Note 3 – Commercial Mortgage Loans Held for Investment," which is included in our notes to consolidated financial statements included in this Annual Report on Form 10-K.

(8) The loan matured on April 9, 2023 and is currently accruing default interest. The Company is negotiating an extension to allow the borrower to obtain long-term financing or bridge financing to pay-off the existing loan. The property securing the loan is class A office and was 92% occupied as of December 31, 2024. The Company has reviewed the loan and based on the estimated LTV recorded a $0.8 million asset-specific CECL reserve as of December 31, 2024.

(9) The loan matures on November 9, 2026 and the borrower has been marketing the property for sale. The borrower sold one property securing the loan and paid down the principal balance of $5.1 million in order to receive an extension on the loan. The Company has reviewed the loan and based on the estimated LTV recorded a $0.9 million asset-specific CECL reserve as of December 31, 2024.

(10) The loan matures on October 9, 2025. The Company has reviewed the loan and based on the estimated LTV recorded a $1.1 million asset-specific CECL reserve as of December 31, 2024.

(11) The loan matures on October 9, 2025. In February 2025, the Company was notified that the borrower was delinquent on paying the property manager and, as a result, the Company notified the borrower that they were in default of the loan agreement. The Company began foreclosure procedures in March 2025 pending resolution by the borrower. The Company has an allocated CECL reserve of $1.8 million on the loan as of December 31, 2024.

(12) The loan matures on December 9, 2025. The Company has reviewed the loan and based on the estimated LTV recorded a $0.2 million asset-specific CECL reserve as of December 31, 2024.

(13) The loan matured on January 9, 2025. The Company had an agreement with the borrower to extend the loan pending the borrower making an equity infusion to pay down the loan. The borrower was unable to make the required payment to the Company. The Company will proceed with the foreclosure process. The Company has an allocated CECL reserve of $0.3 million on the loan as of December 31, 2024.

(14) The loan matures on April 9, 2025 and the Company has been negotiating an extension with the borrower. The Company has reviewed the loan and based on the estimated LTV recorded a $0.2 million asset-specific CECL reserve as of December 31, 2024.

(15) The loan has no unfunded commitment and matured on October 6, 2024. The borrower is current on all debt service payments. The property is occupied by a single tenant that is possibly exiting the property at the end of its lease. The Company has negotiated with the borrower a possible repayment at an amount less than the outstanding balance. The Company has recorded a $4.0 million asset-specific CECL reserve on this loan as of December 31, 2024. The loan was placed on nonaccrual status effective July 1, 2024.

The following tables allocate the loan principal balance and the net loan exposure based on our internal risk ratings as of:

December 31, 2024

Risk Rating	Number of Loans	Principal Balance	Net Loan Exposure [(1)]
1	—	$ —	$ —
2	13	320,328	317,584
3	6	100,663	98,676
4	4	112,734	98,643
5	2	28,958	4,886
Total	25	$ 562,683	$ 519,789
Add: Unamortized (fees)/costs, net		388	
Less: Allowance for credit losses		(13,898)	
Commercial mortgage loans at cost, net		$ 549,173	

Risk Rating	Number of Loans	Principal Balance		Net Loan Exposure [1]	
1	—	$	—	$	—
2	24		520,480		517,505
3	7		118,726		107,310
4	3		60,477		5,835
5	2		43,197		33,155
Total	36	$	742,880	$	663,805
Add: Unamortized (fees)/costs, net			972		
Less: Allowance for credit losses			(21,849)		
Commercial mortgage loans at cost, net		$	722,003		

[1] Net loan exposure excludes the amount of loan participation sold. See "Note 5 – Loan Participations Sold, Net." Further, net loan exposure is calculated net of the CECL reserve recorded on the loans. See "Note 3 – Commercial Mortgage Loans Held for Investment – Allowance for Credit Losses."

As of December 31, 2024 and 2023, we had total borrowings of $360,677 and $457,438, respectively. For more information, see Part IV, Item 15, Note 4 – "Repurchase Agreements and Credit Facilities." During the years ended December 31, 2024 and 2023, we had weighted average borrowings of $459,902 and $562,396 and weighted average borrowing costs of 7.7% and 7.4%, respectively. The increase in weighted average borrowing costs was due to a higher average SOFR index in 2024 compared to 2023.

Real Property

On July 2, 2024, we acquired legal title to two office properties, one located in Addison, TX, and the other located in Irving, TX, through non-judicial foreclosure transactions. The properties previously collateralized a senior loan with an amortized cost basis of $24,411 that was risk rated 5 with a CECL reserve of $281 at the time of the acquisitions. The acquisitions were accounted for as asset acquisitions under applicable GAAP guidance, and we intend to hold these properties as real estate held for use with the intent to eventually sell when the market improves. The properties were recorded on our consolidated balance sheet at $24,035 based on the estimated fair value at acquisition. The fair market value estimate was determined based on appraisals performed by an independent third-party appraiser. The acquisitions resulted in a CECL reserve charge-off of $855 during the year ended December 31, 2024.

On October 23, 2024, we acquired legal title to a multifamily property located in Portland, OR through a non-judicial foreclosure transaction. The property previously collateralized a senior loan with an amortized cost basis of $29,476 that was risk rated 5 with a CECL reserve of $9,884 at the time of the acquisition. The acquisition was accounted for as an asset acquisition under applicable GAAP guidance, and we intend to hold this property as real estate held for use with the intent to eventually sell when the market improves. The property was recorded on our consolidated balance sheet at $19,592 based on the estimated fair value at acquisition. The fair market value estimate was determined based on an appraisal performed by an independent third-party appraiser. The acquisition resulted in a CECL reserve charge-off of $9,577 during the year ended December 31, 2024.

The following table shows selected data for our REO in our portfolio as of December 31, 2024:

Property	Property Type	Location	Rentable Square Feet (RSF) / Number of Units	% Leased
REO 1	Office	Addison, TX	141,180	79.5%
REO 2	Office	Irving, TX	100,359	73.8%
REO 3	Multifamily	Portland, OR	64	70.3%

On September 28, 2023, we sold the Renaissance O'Hare for net proceeds of $12.0 million and recorded a gain of $0.2 million on the sale. We had recorded an impairment loss of $6.9 million on the property in the second quarter of 2023 when we entered into the sale agreement, resulting in a total net loss of $6.7 million on the property. Upon the sale of the property, we were no longer obligated under the ground lease.

Summary of Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We consider these policies to be critical because they require our management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Commercial Mortgage Loans Held for Investment and Allowance for Credit Losses

Loans held-for-investment are anticipated to be held until maturity, and reported at cost, net of allowance for credit losses, any unamortized acquisition premiums or discounts, loan fees and origination costs, as applicable. In accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, we use a probability-weighted quantitative analytical model to estimate and recognize an allowance for credit losses on loans held-for-investment and their related unfunded commitments. We employed quarterly updated macroeconomic forecasts, which reflect expectations for overall economic output, interest rates, values of real estate properties and other factors, geopolitical instability and the Federal Reserve monetary policy impact on the overall U.S. economy and commercial real estate markets generally. These estimates may change in future periods based on available future macroeconomic data and might result in a material change in our future estimates of expected credit losses for our loan portfolio.

We consider loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be "collateral-dependent" loans. For loans that we determine foreclosure of the collateral is probable, we measure the expected losses based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. For collateral-dependent loans that we determine foreclosure is not probable, we apply a practical expedient to estimate expected losses using the difference between the collateral's fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan.

For loans assigned a risk rating of "5," we have determined that the recovery of the loan's principal is collateral-dependent. Accordingly, these loans are assessed individually, and we elected to apply a practical expedient in accordance with ASU 2016-13. While utilizing the practical expedient for collateral-dependent loans, we estimate the fair value of the loan's underlying collateral using the discounted cash flow method of valuation, less the estimated cost to foreclose and sell the property when applicable. The estimation of the fair value of the collateral property also involves using various Level 3 unobservable inputs, which are inherently uncertain and subjective, and are in part developed based on discussions with various market participants and management's best estimates, which may vary depending on the information available and market conditions as of the valuation date. Selecting the appropriate inputs and assumptions requires significant judgment and consideration of various factors that are specific to the underlying collateral property being assessed. Our estimate of the fair value of the collateral property is sensitive to both the valuation methodology selected and inputs used in the analysis. As a result, the fair value of the collateral property used in determining the expected credit losses is subject to uncertainty and any actual losses, if incurred, could differ materially from the estimated provision for credit losses.

Interest income on loans held-for-investment is recognized at the loan coupon rate. Any premiums or discounts, loan fees, contractual exit fees and origination costs are amortized or accreted into interest income over the lives of the loans using the effective interest method. Generally, loans held-for-investment are placed on nonaccrual status when delinquent for more than 90 days or when determined not to be probable of full collection. Interest income recognition is suspended when loans are placed on nonaccrual status. Interest accrued, but not collected, at the date loans are placed on nonaccrual is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status. However, when there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. Loans held-for-investment are restored to accrual status only when contractually current or the collection of future payments is reasonably assured. We may make exceptions to placing a loan on nonaccrual status if the loan has sufficient collateral value and is in the process of collection or has been modified.

The allowance for credit losses is recorded in accordance with ASU 2016-13, and is a valuation account that is deducted from the amortized cost basis of loans held-for-investment on our consolidated balance sheets. Changes to the allowance for credit losses are recognized through net income (loss) on our consolidated statements of operations. The allowance is based on relevant information about past events, including historical loss experience, current portfolio, market conditions and reasonable and supportable forecasts for the duration of each respective loan. All loans held-for-investment within our portfolio have some amount of expected loss to reflect the GAAP principal underlying the CECL model that all loans have some inherent risk of loss, regardless of credit quality, subordinate capital or other mitigating factors.

Our loans typically include commitments to fund incremental proceeds to our borrowers over the life of the loan. Those future funding commitments are also subject to an allowance for credit losses. The allowance for credit losses related to future loan fundings is recorded as a component of "Accrued expenses and other liabilities" on our consolidated balance sheets, and not as an offset to the related loan balance. This allowance for credit losses is estimated using the same process outlined below for our outstanding loan balances, and changes in this component of the allowance for credit losses similarly flow through our consolidated statements of operations.

The allowance for credit losses is estimated on a quarterly basis and represents management's estimates of current expected credit losses in our investment portfolio. Pools of loans with similar risk characteristics are collectively evaluated while loans that no longer share risk characteristics with loan pools are evaluated individually. Estimating an allowance for credit losses is inherently subjective, as it requires management to exercise significant judgment in establishing appropriate factors used to determine the allowance and a variety of subjective assumptions, including (i) determination of relevant historical loan loss data sets, (ii) the expected timing and amount of future loan fundings and repayments, (iii) the current credit quality of loans and operating performance of loan collateral and our expectations of performance, (iv) selecting the forecast for macroeconomic conditions and (v) determining the reasonable and supportable forecast period.

We estimate the analytical portion of our allowance for credit losses by using a probability-weighted quantitative analytical model that considers the likelihood of default and loss-given-default for each individual loan. The analytical model incorporates a third-party licensed database for over 100,000 commercial real estate loans. We license certain macroeconomic financial forecasts from a third-party to inform our view of the potential future impact that broader macroeconomic conditions may have on the performance of the loans held-for-investment. These macroeconomic factors include unemployment rates, interest rates, price indices for commercial property and other factors. We may use one or more of these forecasts in the process of estimating our allowance for credit losses. Selection of these economic forecasts requires significant judgment about future events that, while based on the information available to us as of the balance sheet date, are ultimately unknowable with certainty, and the actual economic conditions impacting our portfolio could vary significantly from the estimates we made for the periods presented. Significant inputs to our estimate of the allowance for credit losses include the reasonable and supportable forecast period and loan specific factors such as debt service coverage ratio, or DSCR, loan-to-value ratio, or LTV, remaining contractual loan term, property type and others. In addition, we also consider relevant loan-specific qualitative factors to estimate our allowance for credit losses.

Prior to January 1, 2023, the allowance for loan losses included an asset-specific component and included a general, formula-based component when the portfolio was determined to be of sufficient size to warrant such a reserve.

The asset-specific component related to reserves for losses on individual impaired loans. We considered a loan to be impaired when, based upon current information and events, we believed that it was probable that we would be unable to collect all amounts due under the contractual terms of the loan agreement. This assessment was made on an individual loan basis each quarter based on such factors as payment status, borrower financial resources including ability to refinance and collateral economics. A reserve was established for an impaired loan when the present value of payments expected to be received, observable market prices or the estimated fair value of the collateral was lower than the carrying value of that loan.

Valuations were performed or obtained at the time a loan was determined to be impaired and designated non-performing, and they were updated if circumstances indicate that a significant change in value had occurred. Our Advisor generally used the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans. In more limited cases, our Advisor obtained external "as is" appraisals for loan collateral, generally when third party participations existed.

General reserves were recorded when (i) available information as of each balance sheet date indicates that it was probable a loss had occurred in the portfolio and (ii) the amount of the loss could be reasonably estimated. Our policy was to estimate loss rates based on actual losses experienced, if any, or based on historical realized losses experienced in the industry if we had not experienced any losses. Current collateral and economic conditions affecting the probability and severity of losses were taken into account when establishing the allowance for loan losses.

Results of Operations

The table below presents information from our consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest income:			
Interest income	$ 58,099	$ 68,253	$ 44,641
Less: Interest expense	(36,501)	(42,195)	(21,371)
Net interest income	21,598	26,058	23,270
Revenue from real estate	2,791	12,719	14,774
Total income	24,389	38,777	38,044
Operating expenses:			
Advisory fee	3,196	3,381	3,692
Amortization of debt finance costs	1,467	1,919	1,708
Directors compensation	78	80	81
Professional service fees	936	286	914
Real estate operating expenses	1,790	11,700	15,369
Provision for asset impairment	—	6,934	—
Depreciation and amortization	1,527	514	1,130
Other expenses	1,367	1,674	1,383
Total operating expenses	10,361	26,488	24,277
Other (loss) income:			
Provision for credit losses	(2,288)	(16,911)	(3,588)
Gain on sale of real estate	—	206	—
Realized gain on sale of commercial loan	929	—	—
Total other loss	(1,359)	(16,705)	(3,588)
Net income (loss) before income taxes	12,669	(4,416)	10,179
Income tax provision	—	(22)	—
Net income (loss)	12,669	(4,438)	10,179
Series A Preferred Stock dividends	(5,981)	(5,981)	(6,055)
Gain on repurchase and retirement of preferred stock	—	21	306
Net income (loss) attributable to common stockholders	$ 6,688	$ (10,398)	$ 4,430
Net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.66	$ (1.03)	$ 0.42
Weighted average number of shares of common stock			
Basic	10,116,738	10,114,606	10,605,242
Diluted	10,117,722	10,114,606	10,606,072

The change in performance from December 31, 2023 to the year ended December 31, 2024 was primarily due to a decrease in reserve for credit losses during the year, partially offset by a decrease in our net interest income related to a smaller loan portfolio, and the loss related to the sale of the Renaissance O'Hare recognized in 2023 with no comparable activity in 2024.

The change in performance from December 31, 2022 to the year ended December 31, 2023 was primarily due to the increase in reserve for credit losses during the year and the loss incurred on the sale of the Renaissance O'Hare.

Net Interest Income

Net interest income is generated on our interest-earning assets less related interest-bearing liabilities. The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the periods indicated.

	Year Ended December 31, 2024			Year Ended December 31, 2023			Year Ended December 31, 2022		
	Average Carrying Value [1]	Interest Income/ Expense [2][3]	Weighted Average Yield/ Financing Cost [4]	Average Carrying Value [1]	Interest Income/ Expense [2][3]	Weighted Average Yield/ Financing Cost [4]	Average Carrying Value [1]	Interest Income/ Expense [2][3]	Weighted Average Yield/ Financing Cost [4]
Interest-earning assets:									
Commercial mortgage loans	$ 677,341	$ 55,793	8.1%	$ 788,503	$ 67,248	8.4%	$ 783,762	$ 44,540	5.6%
Total/Weighted Average	$ 677,341	$ 55,793	8.1%	$ 788,503	$ 67,248	8.4%	$ 783,762	$ 44,540	5.6%
Interest-bearing liabilities:									
Repurchase agreements — commercial mortgage loans	$ 419,636	$ 32,395	7.6%	$ 473,578	$ 35,696	7.4%	$ 442,364	$ 17,261	3.8%
Credit facility - loans	3,841	345	8.8%	17,894	1,585	8.7%	3,583	158	4.3%
Loan participations sold, net	36,425	3,066	8.3%	70,924	4,914	6.8%	105,245	3,952	3.7%
Total/Weighted Average	$ 459,902	$ 35,806	7.7%	$ 562,396	$ 42,195	7.4%	$ 551,192	$ 21,371	3.8%
Net interest income/spread		$ 19,987	0.4%		$ 25,053	1.0%		$ 23,169	1.8%
Average leverage % [5]	211.5%			248.7%			237.0%		
Weighted average levered yield [6]			9.0%			10.9%			9.8%

_____

(1) Based on principal amount for repurchase agreements. Amounts are calculated based on the average daily balance. Loan participations sold excludes the participation interest related to the REO.

(2) Includes the effect of amortization of premium or accretion of discount.

(3) Interest income excludes $2,306, $1,005 and $101 for the years ended December 31, 2024, 2023 and 2022, respectively, related to bank deposits not included in the investment portfolio. Interest expense excludes $695 of participation payments related to the REO.

(4) Calculated as annualized interest income or expense divided by average carrying value.

(5) Calculated by dividing total average interest-bearing liabilities by total average equity (total average interest-earning assets less total average liabilities).

(6) Calculated by taking the sum of (i) the net interest spread multiplied by the average leverage and (ii) the weighted average yield on interest-earning assets.

The change in our average interest-earning assets and interest-bearing liabilities from 2023 to 2024 was due to the reduction in our loan portfolio from loan payoffs and foreclosures. The change in the weighted average levered yield was primarily due to the composition of our loan portfolio and loans that were placed on nonaccrual status.

The change in our average interest-earning assets and interest-bearing liabilities from 2022 to 2023 was due to loan maturities. The change in the weighted average levered yield was primarily due to the Federal Reserve increasing interest rates and how those increases impacted our loan portfolio and our borrowings. Our loan portfolio has interest rate index floors that are higher than the index floors on our borrowings. As a result, our average borrowing costs increased more than our weighted average yield causing the net interest income spread to decrease. In the third quarter of 2022, the indices on the loans and borrowings climbed above their respective interest rate floors and have stayed there since. Consequently, the changes in the weighted average yield and the borrowing costs are more correlated in 2023 than they have been in the past and will remain correlated until such time as the index starts to fall below the floors.

Revenue from Real Estate

Our revenue from real estate during the year ended December 31, 2024 and 2023 was $2,791 and $12,719, respectively. The decrease in revenue was primarily due to the sale of the Renaissance O'Hare in September 2023, partially offset by an increase in revenue due to the acquisition of three properties during the second half of 2024.

Operating Expenses

Operating expenses for the years ended December 31, 2024, 2023 and 2022 are set forth in the table below:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Advisory fee	$ 3,196	$ 3,381	$ 3,692
Amortization of debt finance costs	1,467	1,919	1,708
Directors compensation	78	80	81
Professional service fees	936	286	914
Real estate operating expenses	1,790	11,700	15,369
Provision for asset impairment	—	6,934	—
Depreciation and amortization	1,527	514	1,130
Other expenses	1,367	1,674	1,383
Total operating expenses	$ 10,361	$ 26,488	$ 24,277

Total operating expenses decreased $16,127 in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to the decrease in real estate operating expenses related to the Renaissance O'Hare, which was sold in September 2023.

Total operating expenses increased $2,211 in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to recognition of an asset impairment of $6,934 related to the sale of Renaissance O'Hare, which is partially offset by a $3,669 decrease in real estate operating expenses due to the sale of the Renaissance O'Hare on September 28, 2023.

The advisory fees decreased during the year 2024 compared to 2023 primarily due to the reduction in our investment portfolio. The advisory fees decreased during the year 2023 as the net asset value was lower compared to 2022. This was due to the net loss incurred by the Company during 2023.

For the year ended December 31, 2024, our total operating expenses were 1.5% of our average invested assets.

Other (Loss) Income

For the years ended December 31, 2024, 2023 and 2022, other loss was $1,359, $16,705 and $3,588, respectively. The primary reason for the activity in other loss was due to the change in the provision for credit losses. For more information, see Part IV, Item 15, "Note 3 - Commercial Mortgage Loans Held for Investment - Allowance for Credit Losses."

Net Income (Loss)

For the years ended December 31, 2024 and 2023, our net income (loss) was $12,669 and $(4,438), respectively. The increase in net income was primarily due to higher provision for credit losses in 2023.

For the years ended December 31, 2023 and 2022, our net (loss) income was $(4,438) and $10,179, respectively. The decrease in net income was primarily due to a $13,323 increase in the provision for credit losses and recognition of an asset impairment of $6,934 related to the sale of Renaissance O'Hare, partially offset by an increase of $2,788 in net interest income from our loan portfolio and $1,614 improvement in net operating income from the Renaissance O'Hare.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We use Funds from Operations ("FFO"), a widely accepted metric, to evaluate our performance. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts ("NAREIT") has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated entities. In addition, NAREIT has further clarified the FFO definition to add-back impairment write-downs of depreciable real estate or of investments in unconsolidated entities that are driven by measurable decreases in the fair value of depreciable real estate and to exclude the earnings impacts of cumulative effects of accounting changes. We have adopted the NAREIT definition for computing FFO.

Due to the unique features of publicly registered, non-listed REITs, the Institute for Portfolio Alternatives ("IPA"), an industry trade group, published a standardized measure known as Modified Funds from Operations ("MFFO"), which the IPA has promulgated as a supplemental measure for publicly registered non-listed REITs and which may be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT.

The IPA defines MFFO as FFO adjusted for acquisition fees and expenses, amounts relating to straight line rents and amortization of premiums on debt investments, non-recurring impairments of real estate-related investments, mark-to-market adjustments included in net income, non-recurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures.

We define MFFO in accordance with the concepts established by the IPA and adjust FFO for certain items, such as amortization of premium and discounts on real estate securities. We purchase real estate securities at a premium or discount to par value, and in accordance with GAAP, record the amortization of premium/accretion of the discount to interest income. We believe that excluding the amortization of premiums and discounts provides better insight to the expected contractual cash flows. We also adjust FFO for gains or losses on preferred stock repurchases, when/if they occur, because we do not consider these gains or losses to be a measure of our operating performance. In addition, we adjust FFO for unrealized gains or losses on real estate securities. Any mark-to-market or fair value adjustments are based on general market or overall industry conditions and may be temporary in nature.

Because MFFO may be a recognized measure of operating performance within the non-listed REIT industry, MFFO and the adjustments used to calculate it may be useful in order to evaluate our performance against other non-listed REITs. Like FFO, MFFO is not equivalent to our net income or loss as determined under GAAP, as detailed in the table below, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to acquire a significant amount of investments.

Our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other REITs. We believe that the use of FFO and MFFO provides a more complete understanding of our operating performance to stockholders and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs. Neither FFO nor MFFO is intended to be an alternative to "net income" or to "cash flows from operating activities" as determined by GAAP as a measure of our capacity to pay distributions. Management uses FFO and MFFO to compare our operating performance to that of other REITs and to assess our operating performance.

Neither the SEC, any other regulatory body nor NAREIT has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, another regulatory body or NAREIT may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

Our FFO and MFFO are calculated as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income (loss) attributable to common stockholders	$ 6,688	$ (10,398)	$ 4,430
Depreciation and amortization	1,527	514	1,130
Provision for asset impairment	—	6,934	—
Gain on sale of real estate	—	(206)	—
Funds from operations (FFO) attributable to common stockholders	$ 8,215	$ (3,156)	$ 5,560
Amortization of debt financing costs	$ 1,467	$ 1,919	$ 1,708
Non-cash adjustment for ground lease	—	305	424
Provision for credit losses	2,288	16,911	3,588
Amortization of acquired lease intangibles, net	(36)	—	—
Straight-line expense, net	(64)	—	—
Adjustment for gain on repurchase and retirement of preferred stock	—	(21)	(306)
Realized gain on sale of commercial loan	(929)	—	—
Modified funds from operations (MFFO) attributable to common stockholders	$ 10,941	$ 15,958	$ 10,974

Liquidity and Capital Resources

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to pay distributions to our stockholders, fund investments, originate loans, repay borrowings, and other general business needs including the payment of our operating and administrative expenses.

Our primary sources of funds for liquidity consist of any follow-on public offerings of common stock, net cash provided by operating activities, repayments of our outstanding loans by borrowers, proceeds from repurchase agreements and other financing arrangements and future issuances of equity and/or debt securities. As of December 31, 2024, we had $64.5 million in cash, $205 million in available capacity on our borrowing facilities and $20 million in available borrowing capacity from our revolving credit letter agreements.

Our primary liquidity needs include originating new loans, advances on our current loan portfolio, commitments to repay the principal and interest on our borrowings, funding our operations, and distributions to our stockholders. We believe we have sufficient liquidity to meet our current needs. In the future we may seek additional sources of liquidity to fund our growth which may include the sale of common or preferred stock or additional financing through repurchase agreements, collateralized loan obligations, sale of loan participations or other borrowings.

Cash Flow Analysis

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash provided by operating activities	$ 17,976	$ 16,195	$ 18,516
Net cash provided by (used in) investing activities	127,587	96,530	(180,562)
Net cash (used in) provided by financing activities	(135,157)	(87,990)	134,186
Net increase (decrease) in cash and cash equivalents	$ 10,406	$ 24,735	$ (27,860)

We experienced a net increase in cash and cash equivalents of $10,406 for the year ended December 31, 2024 compared to a net increase of $24,735 for the year ended December 31, 2023. During the year ended December 31, 2024, we funded $10,217 on existing mortgage loans, received $123,606 in principal payments from our loans, paid down $106,259, which is net of draws of $11,830, on our borrowing facilities, and paid distributions of $18,583.

Repurchase Agreements and Credit Facilities

On February 15, 2018, we, through our wholly owned subsidiary, entered into a master repurchase agreement (the "Atlas Repo Facility") with Column Financial, Inc. as administrative agent for certain of its affiliates. As our business grew, we extended the maturity date of the Atlas Repo Facility. The most recent extension was in November 2023 for a twelve-month term and the maximum advance amount was reduced to $100,000. On February 8, 2023, Column Financial, Inc. and affiliated parties sold and assigned their interest in the Atlas Repo Facility to Atlas Securitized Products Investments 2, L.P. with no changes to the terms of the Atlas Repo Facility. Advances under the Atlas Repo Facility accrued interest at a per annum rate equal to SOFR plus 2.50% to 3.00% with a 0.15% to 0.25% floor. We paid off the outstanding balance on the Atlas Repo Facility in May 2023. The Atlas Repo Facility matured on November 8, 2024 and we chose not to extend the line as we did not believe it was needed.

On May 6, 2019, we, through our wholly owned subsidiary, entered into an uncommitted master repurchase agreement (the "JPM Repo Facility") with JPMorgan Chase Bank, National Association ("JPM"). The JPM Repo Facility provides up to $150,000 in advances that we expect to use to finance the acquisition or origination of eligible loans and participation interests therein. Advances made prior to December 2021 under the JPM Repo Facility accrue interest at per annum rates equal to the sum of (i) the applicable LIBOR index rate plus (ii) a margin of between 1.75% to 2.50% with no floor, depending on the attributes of the purchased assets. Advances made subsequent to December 2021 under the JPM Repo Facility accrue interest at per annum rates equal to the sum of SOFR plus an agreed upon margin. As of December 31, 2024, all of the advances made under the JPM Repo Facility were indexed to SOFR and have margins between 1.85% and 2.85% with a floor between 0.00% and 2.00%. In May 2022, the maturity date of the JPM Repo Facility was extended to May 6, 2023. On May 5, 2023, we entered into an amendment that extended the maturity date to May 6, 2026, with the option to extend the maturity date further to May 6, 2028 subject to two optional one-year extensions. The amendment also increased the maximum facility amount to $526,076. We used the increased capacity to pay off the balance on the Atlas Repo Facility. The JPM Repo Facility is subject to certain financial covenants. We were in compliance with all financial covenant requirements as of December 31, 2024 and 2023.

On March 10, 2021, we, through our wholly owned subsidiary, entered into a credit facility with Western Alliance Bank (the "WA Credit Facility," together with the Atlas Repo Facility (prior to its maturity) and the JPM Repo Facility, the "Facilities"). The WA Credit Facility provides for loan advances up to the lesser of $75,000 or the borrowing base. The borrowing base consists of eligible assets pledged to and accepted by Western Alliance in its discretion up to the lower of (i) 60% to 70% of loan-to-unpaid balance or (ii) 45%

to 50% of the loan-to-appraised value (depending on the property type underlying the asset, for both (i) and (ii)). Assets that would otherwise be eligible become ineligible after being pledged as part of the borrowing base for 36 months. Advances under the WA Credit Facility accrue interest at an annual rate equal to one-month LIBOR plus 3.25% with a floor of 0.75%. The initial maturity date of the WA Credit Facility was March 10, 2023. On March 9, 2023, we extended the maturity date of the WA Credit Facility to March 10, 2025, modified that loan advances are up to the lesser of $40,000 or the borrowing base, and changed the index rate from LIBOR to SOFR. In addition, the spread increased to 3.50% and the floor to 2.50%. We have an option to convert the loan made pursuant to the WA Credit Facility upon its initial maturity to a term loan with the same interest rate and floor and a maturity of two years in exchange for, among other things, a conversion fee of 0.25% of the outstanding amount at the time of conversion. The WA Credit Facility requires maintenance of an average unrestricted aggregate deposit account balance with Western Alliance of not less than $3,750 until the calendar quarter ending on June 30, 2023 and not less than $5,000 commencing with the calendar quarter ending on September 30, 2023. Failure to meet the minimum deposit balance will result in, among other things, the interest rate of the WA Credit Facility increasing by 0.50% per annum for each quarter in which the compensating balances are not maintained. We paid off the outstanding balance on the WA Credit Facility in May 2024 and had no outstanding balance as of December 31, 2024. As there were no borrowings outstanding, we were not subject to any financial covenants. We decided the WA Credit Facility was no longer necessary and chose not to renew it when it matured on March 10, 2025.

The Facilities are used to finance eligible loans and each act in the manner of a revolving credit facility that can be repaid as the Company's assets are paid off and re-drawn as advances against new assets.

The Facilities are used to finance eligible loans and act in the manner of a revolving credit facility that can be repaid as our assets are paid off and re-drawn as advances against new assets.

The tables below show our Facilities as of December 31, 2024 and 2023:

December 31, 2024

	Committed Financing	Amount Outstanding (1)	Accrued Interest Payable	Collateral Pledged	Weighted Average Interest Rate	Weighted Average Days to Maturity
JPM Repo Facility	$ 526,076	$ 360,677	$ 958	$ 496,287	6.79%	1,222
Total Repurchase Facilities — commercial mortgage loans	526,076	360,677	958	496,287	6.79%	1,222
WA Credit Facility	40,000	—	—	—	—	69
	$ 566,076	$ 360,677	$ 958	$ 496,287	6.79%	1,222

December 31, 2023

	Committed Financing	Amount Outstanding (1)	Accrued Interest Payable	Collateral Pledged	Weighted Average Interest Rate	Weighted Average Days to Maturity
Atlas Repo Facility	$ 100,000	$ —	$ —	$ —	—	678
JPM Repo Facility	526,076	457,438	1,385	644,201	7.78%	1,588
Total Repurchase Facilities — commercial mortgage loans	626,076	457,438	1,385	644,201	7.78%	1,588
WA Credit Facility	40,000	9,498	42	13,647	9.34% (2)	435
	$ 666,076	$ 466,936	$ 1,427	$ 657,848	7.81%	1,565

_____

(1)   Excluding $0 of unamortized debt issuance costs as of December 31, 2024 and 2023.

(2)   Includes 0.50% additional interest rate during the third and fourth quarters of 2023 as the minimum deposit balance was not met by us as of June 30, 2023.

Loan Participations Sold

On November 15, 2021, we sold a non-recourse senior participation interest in nine first mortgage loans to a third party. Under the loan participation agreement, in the event of default by the underlying mortgagor, any amounts paid are first allocated to the third party before any amounts are allocated to our subordinate interest. As the directing participant in the loan participation agreement, we are entitled to exercise, without the consent of the third party, each of the consent approval and control rights under the applicable underlying mortgage loan documents with a few exceptions. We require the third party's approval for any modification or amendment to the loan, a bankruptcy plan for an underlying mortgagor where the third party would incur an out-of-pocket loss, or any transfer of the underlying mortgaged property if our approval is required by the underlying mortgage documents. We remain the directing participant unless certain conditions are met related to losses on the property or if the mortgagor is one of our affiliates. In the former case, we may post cash or short-term U.S. government securities as collateral to retain the rights of the directing participant.

The third party, as the senior participation interest holder, receives interest and principal payments from the borrower until they receive the amounts to which they are entitled. All expenses or losses on the underlying mortgages are allocated first to us and then to the third party. If the underlying mortgage is in default, we will have the option to purchase the third party's participation interest and remove it from the loan participation agreement.

During July 2023, we sold a senior office loan located in Alexandria, VA. The loan originally had a senior participation sold under a loan participation agreement to a third party. We sold our interest in the loan to the participant counterparty to extinguish the debt. We had previously recorded an asset-specific CECL reserve of $3,483 for this loan which was charged-off against the CECL reserve.

On July 2, 2024, we acquired legal title to two office properties through non-judicial foreclosure transactions. The underlying loan was subject to the loan participation agreement. Upon foreclosure, we are still subject to the participation payments to the third party. Such payments are based on the underlying properties' net income before depreciation adjusted for any non-cash revenue. If the monthly payment exceeds the interest due under the participation agreement, the excess is paid to the third party and recorded as a reduction of accrued and unpaid interest first and then as a reduction of the principal. If the monthly payment is less than the interest due under the participation agreement, the shortfall is accrued as interest payable.

The following tables detail our loan participations sold as of December 31, 2024 and 2023:

		December 31, 2024				
Loan Participations Sold	**Count**	**Principal Balance**	**Book Value**	**Yield/Cost** [1]	**Guarantee** [2]	**Weighted Average Maximum Maturity** [4]
Total Loans	2 $	36,528 $	29,294	SOFR+3.6%	n/a	0.77
Senior participations [3][5]	3 $	48,524 $	48,524	SOFR+2.0%	n/a	0.77

		December 31, 2023				
Loan Participations Sold	**Count**	**Principal Balance**	**Book Value**	**Yield/Cost** [1]	**Guarantee** [2]	**Weighted Average Maximum Maturity** [4]
Total Loans	4 $	71,352 $	65,435	SOFR+3.5%	n/a	0.11
Senior participations [3]	4 $	57,226 $	57,226	SOFR+2.0%	n/a	0.11

(1) The yield/cost is the present value of all future principal and interest payments on the loan or participation interest and does not include any origination fees or deferred commitment fees. The yield/cost excludes maturity default interest and interest on loans placed on nonaccrual status.
(2) As of December 31, 2024 and 2023, the loan participations sold were non-recourse to us.
(3) During the years ended December 31, 2024 and 2023, we recorded $3,762 and $4,914 of interest expense related to loan participations sold, respectively.
(4) Based on the furthest maximum maturity date of all the loans subject to the participation agreement.
(5) Includes participation interest related to the foreclosed properties described above.

Revolving Credit Liquidity Letter Agreements

IREIC, our sponsor, and Sound Point have agreed under separate letter agreements dated July 20, 2021, and July 15, 2021, respectively, to make revolving credit loans to us in an aggregate principal amount outstanding at any one time not to exceed $5,000 and $15,000, respectively (the "IREIC-Sound Point Commitments") from time to time. Use of the IREIC-Sound Point Commitments is limited to satisfying requirements to maintain cash or cash equivalents under our repurchase and other borrowing arrangements.

Distributions

Common Stock

The table below presents the aggregate annualized and monthly distributions declared by record date for all classes of shares of common stock since January 1, 2022. The amount of distributions that we may pay in the future is not certain.

Record date	Aggregate annualized gross distribution declared per share of common stock		Aggregate monthly gross distribution declared per share of common stock	
January 31, 2022	$	1.2500	$	0.1042
February 28, 2022	$	1.2500	$	0.1042
March 31, 2022	$	1.2500	$	0.1042
April 30, 2022	$	1.2500	$	0.1042
May 31, 2022	$	1.2500	$	0.1042
June 30, 2022	$	1.2500	$	0.1042
July 31, 2022	$	1.2500	$	0.1042
August 31, 2022	$	1.2500	$	0.1042
September 30, 2022	$	1.2500	$	0.1042
October 31, 2022	$	1.2500	$	0.1042
November 30, 2022	$	1.2500	$	0.1042
December 31, 2022	$	1.2500	$	0.1042
January 31, 2023	$	1.2500	$	0.1042
February 28, 2023	$	1.2500	$	0.1042
March 31, 2023	$	1.2500	$	0.1042
April 30, 2023	$	1.2500	$	0.1042
May 31, 2023	$	1.2500	$	0.1042
June 30, 2023	$	1.2500	$	0.1042
July 31, 2023	$	1.2500	$	0.1042
August 31, 2023	$	1.2500	$	0.1042
September 30, 2023	$	1.2500	$	0.1042
October 31, 2023	$	1.2500	$	0.1042
November 30, 2023	$	1.2500	$	0.1042
December 31, 2023	$	1.2500	$	0.1042
January 31, 2024	$	1.2500	$	0.1042
February 29, 2024	$	1.2500	$	0.1042
March 31, 2024	$	1.2500	$	0.1042
April 30, 2024	$	1.2500	$	0.1042
May 31, 2024	$	1.2500	$	0.1042
June 30, 2024	$	1.2500	$	0.1042
July 31, 2024	$	1.2500	$	0.1042
August 31, 2024	$	1.2500	$	0.1042
September 30, 2024	$	1.2500	$	0.1042
October 31, 2024	$	1.2500	$	0.1042
November 30, 2024	$	1.2500	$	0.1042
December 31, 2024	$	1.2500	$	0.1042

The gross distribution was reduced each month for Class D and Class T of our common stock for applicable class-specific stockholder servicing fees to arrive at a lower net distribution amount paid to those classes. For a description of the stockholder servicing fees applicable to Class D, Class S and Class T shares of our common stock, please see "Note 10 – Transactions with Related Parties" in the notes to our consolidated financial statements below. Since the IPO and through December 31, 2024, we have not issued any shares of Class S common stock.

The following table shows our monthly net distribution per share for shares of Class D and Class T common stock since January 1, 2022.

Record date	Monthly net distribution declared per share of Class D common stock	Monthly net distribution declared per share of Class T common stock
January 31, 2022	$ 0.0999	$ 0.0896
February 28, 2022	$ 0.1003	$ 0.0910
March 31, 2022	$ 0.0999	$ 0.0898
April 30, 2022	$ 0.1001	$ 0.0903
May 31, 2022	$ 0.1000	$ 0.0899
June 30, 2022	$ 0.1001	$ 0.0904
July 31, 2022	$ 0.1000	$ 0.0899
August 31, 2022	$ 0.1000	$ 0.0900
September 30, 2022	$ 0.1001	$ 0.0905
October 31, 2022	$ 0.1000	$ 0.0900
November 30, 2022	$ 0.1002	$ 0.0905
December 31, 2022	$ 0.1000	$ 0.0900
January 31, 2023	$ 0.1000	$ 0.0900
February 28, 2023	$ 0.1004	$ 0.0914
March 31, 2023	$ 0.1001	$ 0.0903
April 30, 2023	$ 0.1002	$ 0.0907
May 31, 2023	$ 0.1001	$ 0.0903
June 30, 2023	$ 0.1004	$ 0.0912
July 31, 2023	$ 0.1005	$ 0.0916
August 31, 2023	$ 0.1005	$ 0.0915
September 30, 2023	$ 0.1006	$ 0.0920
October 31, 2023	$ 0.1005	$ 0.0916
November 30, 2023	$ 0.1006	$ 0.0920
December 31, 2023	$ 0.1005	$ 0.0916
January 31, 2024	$ 0.1006	$ 0.0919
February 29, 2024	$ 0.1008	$ 0.0927
March 31, 2024	$ 0.1006	$ 0.0920
April 30, 2024	$ 0.1007	$ 0.0925
May 31, 2024	$ 0.1006	$ 0.0921
June 30, 2024	$ 0.1008	$ 0.0925
July 31, 2024	$ 0.1006	$ 0.0921
August 31, 2024	$ 0.1007	$ 0.0922
September 30, 2024	$ 0.1008	$ 0.0926
October 31, 2024	$ 0.1007	$ 0.0922
November 30, 2024	$ 0.1008	$ 0.0926
December 31, 2024	$ 0.1007	$ 0.0922

Series A Preferred Stock

Series A Preferred Stock dividends are paid quarterly in arrears based on an annualized distribution rate of 6.75% of the $25.00 per share liquidation preference, or $1.6875 per share per annum. The table below shows the aggregate annualized and quarterly distributions declared on the Series A Preferred Stock by record date since January 1, 2022.

Record date	Aggregate annualized gross distribution declared per share	Aggregate quarterly gross distribution declared per share
March 15, 2022	$ 1.6875	$ 0.421875
June 15, 2022	$ 1.6875	$ 0.421875
September 15, 2022	$ 1.6875	$ 0.421875
December 15, 2022	$ 1.6875	$ 0.421875
March 15, 2023	$ 1.6875	$ 0.421875
June 15, 2023	$ 1.6875	$ 0.421875
September 15, 2023	$ 1.6875	$ 0.421875
December 15, 2023	$ 1.6875	$ 0.421875
March 15, 2024	$ 1.6875	$ 0.421875
June 15, 2024	$ 1.6875	$ 0.421875
September 15, 2024	$ 1.6875	$ 0.421875
December 15, 2024	$ 1.6875	$ 0.421875

Sources of Distributions to Common Stockholders

	Year Ended December 31,		
	2024	2023	2022
Distributions to Holders of Common Stock			
Paid in cash	$ 12,602	$ 12,509	$ 12,447
Reinvested in shares	—	85	725
Total distributions	$ 12,602	$ 12,594	$ 13,172
Cash flows from operating activities	$ 17,976	$ 16,195	$ 18,516

_____

For the years ended December 31, 2024 and 2023 and 2022, 100% of our distributions were paid from cash flows from operating activities generated during the period.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements that were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources excluding future loan advance commitments as disclosed in Part IV, Item 15, "Note 8 - Commitments and Contingencies."

Review of our Policies

Our Board, including our independent directors, has reviewed our policies described in this Annual Report on Form 10-K and our registration statement and determined that they are in the best interests of our stockholders because: (i) they increase the likelihood that we will be able to originate, acquire and manage a diversified portfolio of first mortgage loans secured by CRE and credit loans, thereby reducing risk in our portfolio; (ii) there are sufficient loan underwriting opportunities with the attributes that we seek; (iii) our executive officers, director, affiliates of our Advisor and Sub-Advisor have expertise with the type of real estate investments we seek; and (iv) our borrowings will enable us to originate and acquire loan assets and earn revenue more quickly, thereby increasing our likelihood of generating income for our stockholders and preserving stockholder capital.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Credit Risk

Our investments are subject to a high degree of credit risk. Credit risk is the exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, borrower financial condition, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the U.S. economy, and other factors beyond our control. All loans are subject to some risk of default. We manage credit risk through the underwriting process and investment structuring process, acquiring our investments at the appropriate discount to face value, if any, and establishing loss assumptions. We also carefully monitor the performance of the loans, as well as external factors that may affect their value.

Adverse economic conditions could negatively impact the commercial properties underlying our investments resulting in potential borrower delinquencies or defaults. If we fail to repay the lender at maturity, the lender has the right to immediately sell the collateral and pursue us for any shortfall if the sales proceeds are inadequate to cover the repurchase agreement financing.

Interest Rate Risk

Our market risk arises primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk. To meet our short and long-term liquidity requirements, we may borrow funds at fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. During the years ended December 31, 2024, 2023 and 2022, we did not engage in interest rate hedging activities. We do not hold or issue derivative contracts for trading or speculative purposes. We do not have any foreign denominated investments, and thus, we are not exposed to foreign currency fluctuations.

As of both December 31, 2024 and 2023, our debt investment portfolio was 98% variable rate investments based on SOFR for various terms. Borrowings under our master repurchase agreements were short-term and at a variable rate. Both our investment portfolio and borrowings have minimum levels for SOFR known as interest rate floors. The floors were established when the loans and borrowings were originated based on market conditions. The following table quantifies the potential changes in interest income net of interest expense should interest rates increase or decrease by 25 or 50 basis points, assuming that our current balance sheet was to remain constant and no actions were taken to alter our existing interest rate sensitivity:

	Estimated Percentage Change in Interest Income Net of Interest Expense	
Change in Rates	December 31, 2024	December 31, 2023
(-) 50 Basis Points	(4.43)%	(4.18)%
(-) 25 Basis Points	(2.22)%	(2.09)%
Base Interest Rate	0.00 %	0.00 %
(+) 25 Basis Points	2.22 %	2.09 %
(+) 50 Basis Points	4.43 %	4.18 %

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements and the accompanying notes to our consolidated financial statements are included under Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of this Annual Report on Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024 was effective.

The rules of the SEC do not require, and this Annual Report on Form 10-K does not include, an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Trading Arrangements

During the quarter ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Our directors and executive officers and their positions and ages are as follows:

Name	Age*	Position
Denise C. Kramer	46	Chief Executive Officer, Director
Donald MacKinnon	60	President, Director, and Chairman of the Board
Catherine L. Lynch	66	Chief Financial Officer and Treasurer
Matthew Donnelly	54	Chief Investment Officer
Cathleen M. Hrtanek	48	Secretary
Norman A. Feinstein	77	Independent Director
Cynthia Foster Curry	62	Independent Director
Robert N. Jenkins	73	Independent Director

* As of January 1, 2025

Set forth below is certain biographical information regarding each of our directors and executive officers.

Denise C. Kramer is our Chief Executive Officer and one of our directors, positions she has held since December 2024. Ms. Kramer also serves as President of Inland InPoint Advisor, LLC, a position she has held since December 2021, and as Senior Vice President, Investment Product Management of IREIC, a position she has held since December 2022.

Ms. Kramer also serves as Chief Operating Officer and Lead Portfolio Manager of IPC Alternative Real Estate Income Trust, Inc. ("ALT REIT"), Inland's public, non-listed, monthly-valued, perpetual-life REIT focused on alternative real estate sectors. In this role, Ms. Kramer is responsible for overseeing ALT REIT's day-to-day operations and ensuring the efficient management of its real estate portfolio. Ms. Kramer works closely with other executive team members to execute the REIT's strategic vision, optimize asset performance, and drive operational excellence.

Ms. Kramer began her career with Inland in 2016, serving as Senior Vice President, Investment Product Research for Inland Securities Corporation, Inland's managing broker dealer. Prior to joining Inland, Ms. Kramer served as Director of Investment Research at Advisor Group from January 2010 to August 2016 where she was responsible for the oversight of due diligence on all packaged products made available on Advisor Group's platforms including real estate private placements, REITs and interval funds. Ms. Kramer has a B.A. in accounting from the University of Maine and a Master's degree in finance from Northeastern University, she holds Series 7 and 66 licenses with FINRA, and is a CFA Charterholder. We believe that Ms. Kramer's experience with IREIC as well as her role as Chief Operating Officer of ALT REIT make her well qualified to serve as a member of our Board of Directors.

Donald MacKinnon is our President, Chairman of the Board and a Portfolio Manager of SPCRE InPoint Advisors, LLC (the "Sub-Advisor"), positions he has held since October 2016, September 2016, December 2024 and September 2016, respectively. Mr. MacKinnon served as the President and Chief Operating Officer of Realty Finance Trust, Inc. ("RFT"), and its advisor from January 2013 to November 2015, and as President of RFT and its advisor from November 2014 to November 2015. From May 2011 through December 2012, Mr. MacKinnon served as Senior Vice President and head of High Yield Portfolio Management for Cole, where he invested approximately $350 million in credit sensitive CMBS and mezzanine loans for Cole. From July 2008 to March 2011, Mr. MacKinnon was a partner with EndPoint Financial, LLC where he provided CMBS advisory and real estate workout services. From January 2004 through March 2007, Mr. MacKinnon was a Managing Director at Nomura Securities International where he managed the North American Structured Credit Trading businesses including commercial real estate and asset backed securities. Prior to joining Nomura, Mr. MacKinnon served as President and Chief Executive Officer of REALM, Inc., a privately owned real estate software and services company primarily owned by Hicks Muse Tate and Furst, CMGI and T.H. Lee Putnam Equity Partners. Prior to REALM, Mr. MacKinnon was co-head and co-founder of the Commercial Mortgage Group and Manager of the European Asset Securitization Group at Donaldson Lufkin & Jenrette ("DLJ"). Prior to joining DLJ in 1992, Mr. MacKinnon worked in the Real Estate Finance Group at Salomon Brothers, Inc. on a variety of commercial real estate debt and equity transactions. Mr. MacKinnon also served on the board of directors for CRIIMI Mae, Inc. (NYSE: CMM) from 2001 to 2003. Mr. MacKinnon holds a B.A. in Economics from Ohio Wesleyan University and an M.B.A. from the Harvard Business School. We believe that Mr. MacKinnon's experience as Chief Operating Officer and President of RFT, his prior experience as an officer of Cole and his significant finance experience make him well qualified to serve as a member of our Board of Directors.

Catherine L. Lynch is our Chief Financial Officer and Treasurer, positions she has held since October 2016, and the Chief Financial Officer and Treasurer of the Advisor, positions she has held since August 2016. Ms. Lynch joined Inland in 1989 and has been a director of The Inland Group, LLC (formerly The Inland Group, Inc.) since June 2012. She serves as the Treasurer and Secretary (since January 1995), the Chief Financial Officer (since January 2011) and a director (since April 2011) of IREIC and as a director (since July 2000) and Chief Financial Officer and Secretary (since June 1995) of the Dealer Manager. She has served as the Chief Financial Officer of IREIT since April 2014 and as a director of IREIT's business manager since August 2011. Ms. Lynch also served as Chief Financial Officer of IRPT from December 2013 to October 2019 and has served as Chief Financial Officer of the business manager of IRPT since October 2014. Ms. Lynch also has served as Treasurer of Inland Capital Markets Group, Inc. from January 2008 through October 2010 and as a director of IPCC since May 2012. Ms. Lynch served as the Treasurer of the business manager of IRPT from December 2013 to October 2014, as a director and Treasurer of Inland Investment Advisors, Inc. from June 1995 to December 2014 and as a director and Treasurer of Inland Institutional Capital Partners Corporation from May 2006 to December 2014. Ms. Lynch worked for KPMG Peat Marwick LLP from 1980 to 1989. Ms. Lynch holds a B.S. in Accounting from Illinois State University. Ms. Lynch is a member of the Illinois CPA Society. Ms. Lynch also is registered with FINRA as a financial operations principal.

Matthew Donnelly is our Chief Investment Officer, a position he has held since February 2022. He also serves as Head of Originations for our Sub-Advisor, a position he has held since October 2016. From February 2014 to March 2016, Mr. Donnelly was Head of Originations at RFT. where he oversaw the origination, underwriting and closing of more than $1.5 billion in bridge and mezzanine loans. From 2008 to 2014, Mr. Donnelly served as Head of Real Estate Finance for Cole and was responsible for over $10 billion in financings for the company's managed REITs. These financings included REIT-level corporate facilities as well as project-based loans. Prior to joining Cole, Mr. Donnelly was a Managing Director in real estate finance from 1999 to 2008 at Bear Stearns where he managed a team of junior originators and underwriters and was responsible for over $5 billion in CMBS and balance sheet loans. In 1995, Mr. Donnelly began his real estate finance career as a loan officer for Community Preservation Corporation, a non-profit lender focused on low income housing construction and rehabilitation loans on properties in New York City. Mr. Donnelly holds a B.A. in Economics from Fordham University and has a M.A. in Real Estate Investment from New York University.

Cathleen M. Hrtanek is our Secretary, a position she has held since March 2022. She also served as the Secretary of the Advisor from August 2016 to December 2024. Ms. Hrtanek joined Inland in 2005 and is currently Chief Operating Officer of The Inland Real Estate Group, LLC, a position she assumed in May 2024 after most recently holding the titles of Associate General Counsel and Senior Vice President. Ms. Hrtanek has served as a Director of Inland Private Capital Corporation, Inland Securities Corporation, and a Manager of IPC Alternative Real Estate Advisor, LLC, respectively, since February 2024. Ms. Hrtanek has served as the Secretary of Inland Real Estate Income Trust, Inc. and served as the Secretary of its business manager from August 2011 to December 2024. Ms. Hrtanek also served as the Secretary of Inland Diversified Real Estate Income Trust, Inc. from September 2008 to July 2014 and its business manager from September 2008 to March 2016, and as the Secretary of IPC from August 2009 to May 2017. Prior to joining Inland, Ms. Hrtanek had been employed by Wildman Harrold Allen & Dixon LLP in Chicago, Illinois since September 2001. Ms. Hrtanek has been admitted to practice law in the State of Illinois and holds a B.A. in Political Science and French from the University of Notre Dame and a J.D. from Loyola University Chicago School of Law.

Norman A. Feinstein is one of our independent directors, a position he has held since October 2016. Mr. Feinstein currently serves as the Chief Executive Officer of Aspen Real Estate Capital, LLC, a real estate advisory firm, and has served in this role since October 1, 2019. Previously, Mr. Feinstein served as Vice Chairman of The Hampshire Companies ("Hampshire"), a full-service, privately held, fully-integrated real estate firm with assets valued at over $2.5 billion, from December 1998 to October 2019. While at Hampshire, Mr. Feinstein also served as Fund Manager of The Hampshire Generational Fund and as a member of Hampshire's Investment Committee since January 2005. In his prior role, he also sourced acquisitions and new opportunities and engaged with investors on behalf of Hampshire. Prior to joining Hampshire in 1998, Mr. Feinstein had been a practicing attorney for more than 25 years, specializing in real estate law. During his career, he was a real estate owner and operator of commercial and residential properties and has served as President and Counsel to the New Jersey Apartment Association and was a Regional Vice President of the National Apartment Association. Mr. Feinstein also serves as a member of the board of directors of Malvern Bancorp, Inc. and Malvern Federal Savings Bank since June 2016. His term expired in on July 1, 2023 in connection with merger of Malvern Bancorp, Inc. and First Bank, NJ. Mr. Feinstein holds a B.A. in the College of Liberal Arts and Sciences from the University of Connecticut and a J.D. from Suffolk University Law School. We believe that Mr. Feinstein's commercial real estate experience makes him well qualified to serve as a member of our Board of Directors.

Cynthia Foster Curry is one of our independent directors, a position she has held since October 2016. Ms. Foster Curry was formerly the Chief Revenue Officer of LEX-Markets from January 2021 to January 2022. LEX-Markets was a commercial real estate marketplace that took commercial buildings public through single-asset initial public offerings. From January 2015 to January 2021, Ms. Foster Curry served as President, National Office Brokerage and Valuation of Colliers International ("Colliers"), where she lead Colliers' national office platform across service lines including office leasing, tenant and landlord representation, investment sales, leasing agency, property management and valuation. Prior to joining Colliers, Ms. Foster Curry served as Executive Managing Director at Cushman & Wakefield Inc. from June 2001 to January 2015. Ms. Foster Curry has also worked in the real estate investment banking group at Lazard Ltd., where she focused on large portfolio restructurings. Ms. Foster has over 25 years of experience leading significant commercial real estate transactions and developing new business initiatives for multinational clients across a wide geographic range.

Ms. Foster Curry has served as a member of the Board of Directors, the Audit Committee, and the Compensation Committee, as well as the Chairperson of the Nominating and ESG Committee, of SITE Centers Corp., a publicly traded retail REIT (NYSE: SITC), since September 2024. Ms. Foster Curry also serves as a director and as a member of the Audit Committee of the global commercial brokerage firm Avison Young, positions she has held since April 2024. In both 2015 and 2008, Ms. Foster Curry was named one of Real Estate Forum's "Most Influential Women in Real Estate." In addition, Ms. Foster Curry has been honored as one of the "Top Women in Real Estate" by Sokol Media and received the Chairman's Leadership Award in 2022 by the Museum of the City of NY. Ms. Foster Curry has served on the President's Council of the Real Estate Roundtable and as an ULI Trustee. Ms. Foster Curry is active in the New York City community. She is on the Board of Trustees and the Executive Committees of the Hospital for Special Surgery (HSS) and the Museum of the City of New York.

Ms. Foster Curry holds a B.A. in the History of Science from Skidmore College and an M.B.A. from Harvard University. Ms. Foster Curry is a licensed real estate broker in the State of New York. We believe that Ms. Foster Curry's 25 years of experience in commercial real estate transactions make her well qualified to serve as a member of our Board of Directors.

Robert N. Jenkins is one of our independent directors, a position he has held since October 2016. Mr. Jenkins has also served as Executive Vice President of Municipal Capital Appreciation Partners ("MCAP"), from June 2016 until May 2021, where he was responsible for multifamily acquisitions and dispositions, and fund marketing and administration. Prior to joining MCAP, Mr. Jenkins served as Executive Director at W. P. Carey Inc. from January 2003 to March 2016, where he was responsible for the mortgage financing activities in the domestic net leased portfolio and for hotel acquisition financing in two managed funds. Previously, Mr. Jenkins was a Vice President at MetLife Real Estate Investments, where he headed the Real Estate Capital Markets Group and served as a senior member of the real estate department. Prior to joining MetLife Real Estate Investments, Mr. Jenkins worked for several real estate firms, including Eastdil Secured, LLC and Trammell Crow Company. Mr. Jenkins holds a B.A. in English from Colorado College and an M.B.A. from Columbia University Graduate School of Business. We believe that Mr. Jenkins' commercial real estate and finance experience makes him well qualified to serve as a member of our Board of Directors.

Board of Directors

General

We operate under the direction of our Board, the members of which are accountable to us and our stockholders as fiduciaries. Our Board is responsible for directing the management of our business and affairs. Our Board has retained the Advisor which is responsible for coordinating the management of our day-to-day operations. The Advisor has retained the Sub-Advisor to provide certain of its advisory services on its behalf including originating, acquiring and managing our investments, subject to the supervision of our Board.

Our charter and bylaws provide that the number of our directors may be established by a majority of our Board and our charter has initially set the number of directors at five. Our bylaws further provide that the number of directors may not be more than 15. Our charter also provides that a majority of our directors must be independent of us, the Advisor and our respective affiliates except for a period of 60 days after the death, resignation or removal of an independent director pending the election of his or her successor. We currently have five directors, three of whom are independent, as defined in our charter and by the independence rules of the New York Stock Exchange. An independent director is a director who is not and has not for the last two years been associated, directly or indirectly, with the Advisor or the Sub-Advisor. Since the commencement of our IPO, our charter has required that at all times at least one of our independent directors must have at least three years of relevant real estate experience. We refer to any director who is not independent as an "affiliated director." At the first meeting of our Board consisting of a majority of independent directors, our charter was reviewed and approved by a vote of our Board, including a majority of our independent directors, in accordance with the requirements of the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts.

Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director.

Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Advisor and Sub-Advisor Board Nomination Rights

Our bylaws require that nominees for election as a director, whether by the stockholders or by the Board, shall include such number of individuals as are entitled to be designated for nomination pursuant to the Advisory Agreement and the Sub-Advisory Agreement between the Advisor and the Sub-Advisor (the "Sub-Advisory Agreement"). For so long as the Advisory Agreement and the Sub-Advisory Agreement are in effect, and subject to our charter and bylaws, the Advisor and the Sub-Advisor shall each have the right to designate for nomination, subject to the approval of such nomination by our Board, one director to the slate to be voted on by the stockholders; provided however, that in the event the number of directors constituting the Board is increased by a vote of the Board pursuant to the charter and bylaws, such number of director nominees which each of the Advisor and the Sub-Advisor is entitled shall be increased as necessary by a number that will result in such nominees representing not less than 20% of the total number of directors. We refer to the director designated for nomination by the Advisor as the "Advisor affiliated director nominee" and the director designated for nomination by the Sub-Advisor as the "Sub-Advisor affiliated director nominee." The Advisor and the Sub-Advisor shall also have the right to consult with each other and jointly designate for nomination, subject to the approval of such nomination by our Board, three individuals to serve as independent directors; provided, however, that in the event the number of directors constituting the Board is increased by a vote of our Board pursuant to our charter and bylaws, such number of independent director nominees which the Advisor and the Sub-Advisor are entitled to designate shall be increased as necessary by a number that will result in such nominees representing not less than the minimum number of independent directors required under applicable law and pursuant to our charter and bylaws.

Director Nominations

Proposals to elect directors at an annual or special meeting must be brought in accordance with our bylaws. Our bylaws provide that nominations of individuals for election to the Board may be made at an annual meeting of stockholders (i) pursuant to the Company's notice of meeting, (ii) by or at the direction of the Board or (iii) by any stockholder of the Company who was a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving of notice by the stockholder and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

For any nomination to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our corporate secretary. To be timely, a stockholder's notice must set forth all information required under Section 11 of our bylaws and must be delivered to the secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Central Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in connection with the Company's first annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Central Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting does not commence a new time period for the giving of a stockholder's notice as described above.

With respect to special meetings of stockholders, only the business specified in the notice of the special meeting may be brought at that meeting. Nominations of individuals for election to the Board may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board or (ii) provided that the special meeting has been called for the purpose of electing directors, by any stockholder of the Company who is a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving of notice and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in Section 11 of our bylaws. In the event the Company calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board, any stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Company's notice of meeting, if the stockholder's notice, containing the information required by Section 11 of our bylaws, is delivered to our corporate secretary at our principal executive office not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Central Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting does not commence a new time period for the giving of a stockholder's notice as described above.

Director Vacancies

A vacancy created by the death, resignation, adjudicated incompetence or other incapacity of a director or a vacancy following the removal of a director may be filled by a vote of a majority of the remaining directors, and a vacancy created by an increase in the number of directors may be filled by a vote of a majority of the entire Board. In the case of a vacancy in the position of the Advisor affiliated director nominee or the Sub-Advisor affiliated director nominee, the director to be elected by the Board to fill the vacancy must also be nominated by the Advisor or the Sub-Advisor, as applicable. In the case of the vacancy regarding an independent director position, the director must also be nominated by the remaining independent directors in consultation with the Advisor and the Sub-Advisor, in accordance with their nomination rights as set forth in our bylaws and the Advisory Agreement and the Sub-Advisory Agreement. If there are no remaining independent directors, then a majority vote of the remaining directors will be sufficient to fill a vacancy among our independent directors' positions. If at any time there are no independent or affiliated directors in office, successor directors will be elected by the stockholders. Any director elected to fill a vacancy will serve until the next annual meeting of stockholders and until his successor is duly elected and qualifies.

Responsibilities of Directors

The responsibilities of our Board include the following:

- approve and oversee our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

- establish investment guidelines that govern our investments in CRE debt and securities, and equity investments in single-tenant, net leased properties and limit the types of investments that may be originated or acquired and, depending on the type of transaction, the extent to which the Sub-Advisor may execute investment and disposition transactions without specific board approval;

- approve and oversee our debt financing strategies;

- approve and monitor the relationship among us, our operating partnership, the Advisor and the Sub-Advisor;

- review our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of our stockholders;

- adopt valuation guidelines to be used in connection with the calculation of our NAV and monitor compliance with the valuation guidelines;

- determine our distribution policy and authorize distributions from time to time; and

- oversee our SRP.

In order to address potential conflicts of interest, our charter requires that a majority of our Board (including a majority of the independent directors) not otherwise interested in the transaction approve any transaction with any of our directors, Inland, Sound Point or affiliates of any of the foregoing. The independent directors are also responsible for reviewing the performance of the Advisor at least annually and determining that the compensation to be paid to the Advisor is reasonable in relation to the nature and quality of services performed and that the provisions of the Advisory Agreement are being carried out.

In fulfilling his or her duties to us, each director will be bound by our charter. The directors are not required to devote all of their time to our business and are only required to devote the time to our affairs as their duties may require. Our Board will generally meet quarterly or more frequently if necessary, in addition to meetings of the various committees of our Board described below. It is not expected that the directors will be required to devote a substantial portion of their time to discharge their duties as directors. Consequently, in the exercise of their fiduciary responsibilities, the directors will rely heavily on the Advisor and the Sub-Advisor.

Compensation of Directors

For information relating to the compensation of our Board, see Item 11, "Executive Compensation" of this Annual Report on Form 10-K.

Committees of our Board of Directors

Our Board is responsible for supervising our entire business. However, pursuant to our charter, our Board may delegate some of its powers to one or more committees as deemed appropriate by the Board, provided that each committee consists of at least a majority of independent directors.

Audit Committee

Our Board has established an audit committee, which consists of Norman A. Feinstein, Cynthia Foster Curry and Robert N. Jenkins, each of whom is an independent director. Robert N. Jenkins serves as the chairman of our audit committee and as an audit committee financial expert as that term is defined by the SEC. The audit committee assists our Board in overseeing our accounting and financial reporting processes, the integrity and audits of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal and independent registered public accounting firm. In addition, the audit committee selects the independent registered public accounting firm to audit our annual financial statements and reviews with the independent registered public accounting firm the plans and results of the audit engagement. The audit committee also approves the audit and non-audit services provided by the independent registered public accounting firm and the fees we pay for these services.

Appointment and Removal of Officers

Our Board shall have the authority to appoint and remove our officers in its sole discretion. The Advisor and the Sub-Advisor have agreed to consult with each other and jointly agree upon any officers recommended to our Board for appointment. If an officer jointly recommended by the Advisor and the Sub-Advisor to serve as an officer is not appointed to hold the designated office by our Board following appointment by our Board is no longer retained as such officer as a result of death, disability, retirement, resignation or removal, the Advisor and the Sub-Advisor have agreed to consult with each other and jointly recommend a replacement for such officer subject to approval by our Board.

Code of Ethics

Our Board has adopted a code of ethics applicable to our directors, officers and employees. Copies of the code of ethics, including any amendments and waivers thereto, are available to any stockholder, without charge, (i) on our website at *www.inland-investments.com/inpoint* or (ii) by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Services.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, agents, and representatives that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of our executive officers, including our executive officers who serve as directors, is employed or engaged by IREIC, Sound Point, or their affiliates and receive compensation for his or her services, including services performed for us on behalf of the Advisor or the Sub-Advisor, from IREIC or Sound Point, as applicable.

Compensation of Directors

The following table summarizes compensation earned by the independent directors for the year ended December 31, 2024 ($ in thousands).

Name	Fees Earned or Paid in Cash	Stock Awards	Options Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation[1]	Total Compensation
Norman A. Feinstein	$ 24	$ 10	—	—	—	$ 4	$ 38
Cynthia Foster Curry	$ 24	$ 10	—	—	—	$ 4	$ 38
Robert N. Jenkins	$ 30	$ 10	—	—	—	$ 4	$ 44

(1) Represents the value of distributions received during the year ended December 31, 2024 on all stock awards received through December 31, 2024.

Cash Compensation

We pay each of our independent directors a retainer of $20,000 per year plus $1,000 for each board meeting the director attends in person ($500 for each board committee meeting) and $500 for each board meeting the director attends by telephone ($350 for each board committee meeting). We also pay our audit committee chairperson an annual fee of $5,000. Our independent directors may elect to receive their annual retainer in cash, unrestricted Class I shares, or both.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of our Board. If a director is also one of our officers, or is an employee of the Advisor or the Sub-Advisor, we will not pay any compensation to such person for services rendered as a director.

Stock Compensation

Our Board has adopted an independent director compensation plan, which operates as a sub-plan of our independent director restricted share plan, which we use to attract and retain directors. Our restricted share plan offers our independent directors an opportunity to participate in our growth through awards in the form of, or based on, our common stock. The restricted share plan authorizes the granting of restricted stock, restricted or deferred stock units, dividend equivalents, and cash-based awards to independent directors for participation in the plan. Our Board will administer the restricted share plan, with sole authority to determine all of the terms and conditions of the awards. No awards will be granted under the plan if the grant or vesting of the awards would jeopardize our status as a REIT under the Code or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless otherwise determined by our Board, no award granted under the plan will be transferable except through the laws of descent and distribution.

Our Board has authorized Class I shares for issuance under the restricted share plan. However, no awards shall be granted under the restricted share plan on any date on which the aggregate number of shares subject to awards previously issued under the restricted share plan, together with the proposed awards to be granted on such date, exceeds 5% of the number of outstanding shares of common stock on such date. In the event of a transaction between our company and our stockholders that causes the per-share value of our common stock to change (including, without limitation, a stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the plan will be adjusted proportionately and our Board will make adjustments to the restricted share plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from the transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under the plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Our Board may, in its sole discretion at any time, determine that all or a portion of a participant's awards will become fully vested. Our Board may discriminate among participants or among awards in exercising its discretion. The restricted share plan will automatically expire on the tenth anniversary of the date on which it was approved by our Board and stockholders, unless extended or earlier terminated by our Board. Our Board may terminate the plan at any time. The expiration or other termination of the plan will not, without the participant's consent, have an adverse impact on any award that is outstanding at the time the plan expires or is terminated. Our Board may amend the plan at any time, but no amendment will adversely affect any award without the participant's consent and no amendment to the plan will be effective without the approval of our stockholders if such approval is required by any law, regulation or rule applicable to the plan.

Under the independent director restricted share plan and subject to such plan's conditions and restrictions, each of our independent directors will automatically receive $10,000 in restricted Class I shares on the date of each annual stockholders' meeting or, if no annual meeting, in December of each year. Such restricted shares will generally vest over a three-year period following the grant date in increments of $33 \frac{1}{3}\%$ per annum; provided, however, that restricted stock will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a liquidity event.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our Board because we do not plan to pay any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of March 13, 2025, the amount of our common stock beneficially owned (unless otherwise indicated) by: (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers in the aggregate. Unless otherwise noted, the address for each of the persons or entities named in the following table is 2901 Butterfield Road, Oak Brook, Illinois 60523.

Name	Common Stock Beneficially Owned[1]	
	Number of Shares	Percentage[2]
Denise C. Kramer[3]	40,040	*
Mitchell A. Sabshon (Former Chief Executive Officer and Chairman)	10,548	*
Donald MacKinnon[4]	29,492	*
Norman A. Feinstein	8,020	*
Cynthia Foster Curry	14,020	*
Robert N. Jenkins	8,020	*
Catherine L. Lynch	600	*
Matthew Donnelly[4]	—	*
Cathleen M. Hrtanek	200	*
All officers and directors as a group (9 persons)	110,940	1.1%

* Less than 1%

(1)   Beneficial ownership is determined in accordance with the rules of the SEC. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote, or to direct the voting of, such security, or "investment power," which includes the right to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)   Based on a total of 10,117,998 shares of common stock issued and outstanding as of March 13, 2025.

(3)   The shares owned by the Advisor are deemed to be beneficially owned by Ms. Kramer. Ms. Kramer exercises control over the Advisor but does not have sole voting and investment power with respect to the shares owned by the Advisor.

(4)   The address of such person is 375 Park Avenue, 33rd Floor, New York, New York 10152.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information regarding securities authorized for issuance under our independent director restricted share plan as of December 31, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans approved by security holders	—	—	494,366
Equity Compensation Plans not approved by security holders	—	—	—
Total	—	—	494,366

Item 13. Certain Relationships and Related Transactions, and Director Independence.

We are subject to various conflicts of interest arising out of our relationship with the Advisor, the Sub-Advisor and their affiliates (including, without limitation, the Dealer Manager) and employees, some of whom serve as our executive officers and directors. These conflicts include (1) conflicts with respect to the allocation of the time of the Advisor, the Sub-Advisor and their key personnel, (2) conflicts with respect to the allocation of investment opportunities, (3) conflicts related to the compensation arrangements between the Advisor, its affiliates and us and (4) conflicts related to our potential borrowings under the IREIC-Sound Point Commitments. Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise. All of our directors have a fiduciary obligation to act on behalf of our stockholders. We have adopted corporate governance measures to mitigate material conflict risk. Material conflicts and the corporate governance measures we have adopted to mitigate some of the risks associated with these conflicts are discussed below.

For more information on the related party transactions, including the fees paid to related parties, see "Note 10 – Transactions with Related Parties" in the notes to the financial statements below.

Interests of the Advisor, the Sub-Advisor and Their Affiliates in Other Real Estate Programs

We rely on the real estate professionals employed by, and acting on behalf of, the Advisor and the Sub-Advisor to source and manage our investments. Certain members of the Advisor's and the Sub-Advisor's management teams are presently, and in the future intend to be, involved with a number of other real estate programs and activities. Existing funds that the Advisor's and the Sub-Advisor's management teams are involved with may directly compete with us for investment opportunities because the programs also may seek to provide investors with an attractive level of current income by means of stable distributions from investments in or related to real estate as an asset class.

The Advisor, the Sub-Advisor and their affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, ownership, development, management, leasing or sale of real property or the origination, acquisition, ownership, management and disposition of real estate-related assets. None of the entities affiliated with the Advisor or the Sub-Advisor are prohibited from raising money for another entity that makes the same types of investments that we target, and we may co-invest with any such entity. Any such potential co-investment will be subject to approval by our independent directors.

Competition for Originating, Acquiring, Managing and Selling Investments

The Advisor has delegated to the Sub-Advisor the duty to identify, negotiate, originate and acquire our investments and to provide portfolio management, disposition, property management and leasing services for our assets on our behalf. As a result, certain investment opportunities may not be available to us in the future.

Our investment strategy is expected to overlap with the investment strategy of two other client accounts managed by our Sub-Advisor or its affiliates and may overlap with others in the future. Our Sub-Advisor has prepared written investment allocation guidelines regarding the allocation of investment opportunities between us and other Sound Point accounts, which have been approved by our Advisor and our Board and are described below.

If a certain investment opportunity is deemed suitable for both us and one or more other Sound Point accounts, the Sub-Advisor or its affiliates will determine which program is ultimately awarded the right to pursue the investment in accordance with the investment allocation guidelines. The Sub-Advisor is required to provide information to our Board to enable our Board, including the independent directors, to determine whether such procedures are being fairly applied to us.

Sound Point has adopted the investment allocation guidelines to address conflicts of interest arising from its allocation of investment opportunities and to ensure the fair and equitable allocation of investments among us and other Sound Point accounts consistent with its fiduciary obligations. Sound Point will screen the suitability of each investment opportunity for each account based on the following Screening Criteria: liquidity position (i.e., sufficiency of available cash to make and support the investment or need to raise cash); strategic investment objectives; appropriateness of investment based on current portfolio composition, including loan-type, loan-size, asset-type and geographic or borrower diversity; time horizon; tax sensitivity; and any applicable legal or regulatory restrictions, or governing document applicable covenants or asset tests/restrictions.

Since bespoke whole commercial real estate loan investments are not divisible and cannot be allocated pro rata as a general matter, Sound Point will allocate investment opportunities on a pre-determined rotational order and maintain a record of such rotational allocations. Any new account will be added to the bottom of the rotational queue. If, upon due consideration of the Screening Criteria, Sound Point reasonably determines in its discretion that an investment opportunity is suitable and appropriate for the account then atop the rotational queue, the investment opportunity shall be allocated to such account which shall thereupon be moved to the bottom of the rotational queue and all other accounts shall retain their respective relative existing positions in the rotational queue. If, however, upon due consideration of the Screening Criteria, Sound Point reasonably determines in its discretion that an investment opportunity is not suitable and appropriate for the account then atop the rotational queue, the investment opportunity shall be reviewed for suitability with respect to the next account in chronological order in the rotational queue. If Sound Point reasonably determines in its discretion that an investment opportunity is suitable and appropriate for the account then in the second chronological position in the rotational queue, the investment opportunity shall be allocated to such account which shall thereupon be moved to the bottom of the rotational queue and all other accounts shall retain their respective relative existing positions in the rotational queue. If, however, upon consideration of the Screening Criteria, Sound Point reasonably determines in its discretion that an investment opportunity is not suitable and appropriate for the account then in the second chronological position in the rotational queue, the investment opportunity shall be reviewed for suitability with respect to the next account in chronological order in the rotational queue. This process continues until the investment opportunity is deemed suitable for the account with the highest chronological priority in the rotational queue and is, thus, allocated the investment opportunity and thereupon moved to the bottom of the rotational queue.

Our executive officers, certain of our directors and their affiliates also have, and may continue to, acquire or develop CRE-related assets for their own accounts. Furthermore, our executive officers, certain of our directors and their affiliates may form additional CRE-related investment programs in the future, whether public or private, which can be expected to have the same or similar investment objectives and targeted assets as we have, and such persons may be engaged in sponsoring one or more of such programs at approximately the same time as our IPO. The Advisor, the Sub-Advisor, their employees and certain of their affiliates and related parties will experience conflicts of interest as they simultaneously perform investment services for us and other real estate programs that they sponsor or have involvement with.

Allocation of Time of the Advisor's and the Sub-Advisor's Key Personnel

We rely on the personnel of the Advisor and its affiliates to manage our day-to-day activities, and we rely on the personnel of the Sub-Advisor to implement our investment strategy. Certain of our officers and non-independent directors are also employees of either the Advisor or the Sub-Advisor and certain of their affiliates, and these individuals are presently, and plan in the future to continue to be, involved with real estate programs and activities which are unrelated to us. As a result, these individuals may have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. The Advisor, the Sub-Advisor and their employees will devote only as much of their time to our business as the Advisor and the Sub-Advisor, in their respective judgment, determine is reasonably required, which, with respect to each individual, may be substantially less than full time. Therefore, the Advisor, the Sub-Advisor and their employees may experience conflicts of interest in allocating management's time and services among us and other real estate programs or business ventures that the Advisor, the Sub-Advisor or their affiliates manage. This could result in actions that are more favorable to other entities affiliated with the Advisor or the Sub-Advisor than to us. However, the Advisor and the Sub-Advisor have assured us that they and their affiliates have, and will continue to have, sufficient personnel to discharge fully their responsibilities to all of the activities in which they are involved.

Receipt of Fees and Other Compensation by the Advisor and the Sub-Advisor

The Advisory Agreement is not the result of arm's-length negotiations. As a result, the fees we agree to pay pursuant to the Advisory Agreement may exceed what we would pay to an independent third party. The Advisory Agreement has been approved by a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction as being fair and reasonable to us and on terms and conditions not less favorable than those which could be obtained from unaffiliated entities.

The Advisor will receive substantial fees from us, and the Sub-Advisor will receive substantial fees from the Advisor. These compensation arrangements could influence the Advisor's and the Sub-Advisor's advice to us, as well as the judgment of the personnel of the Advisor and the Sub-Advisor who serve as our officers or directors. Among other matters, the compensation arrangements could affect the judgment of the Advisor's and the Sub-Advisor's personnel with respect to:

- the continuation, renewal or enforcement of the Advisory Agreement, and the amounts we pay under such agreement;

- the advisory fee that we pay to the Advisor is based upon the valuation of our investment portfolio as determined in connection with our determination of NAV, and the Advisor has authority under certain circumstances to adjust the value of certain of our real estate-related assets;

- the Advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance that would entitle the Advisor to incentive compensation through the performance component of the advisory fee; and

- the decision to buy or sell an asset based on whether it will increase or decrease our NAV as opposed to whether it is the most suitable investment for our portfolio.

We will pay the advisory fee regardless of the quality of the services that the Advisor provides during the term of the Advisory Agreement. The Advisor, however, has a fiduciary duty to us. If the Advisor fails to act in our best interest, then it will have violated this duty. The Advisory Agreement may be terminated by us or the Advisor on 60 days' prior written notice.

Joint Venture and Co-ownership Arrangements with Affiliates

Subject to approval by our Board and the separate approval of our independent directors, we may enter into joint ventures, participations or other arrangements with affiliates of the Advisor or the Sub-Advisor to acquire CRE debt and other CRE investments. In conjunction with any such arrangements, the Advisor, the Sub-Advisor and their affiliates may have conflicts of interest in determining which of such entities should enter into any particular agreements. Our affiliated partners may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such arrangements be consummated, the Advisor or the Sub-Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated partner, in managing the arrangement and in resolving any conflicts or exercising any rights in connection with the arrangements. Since the Advisor and the Sub-Advisor will make various decisions on our behalf, agreements and transactions between the Advisor's and the Sub-Advisor's affiliates and us as partners with respect to any such venture will not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties. The Advisor, the Sub-Advisor or their affiliates may receive various fees for providing services to the joint venture, including but not limited to an advisory fee, with respect to the proportionate interest in the properties held by our joint venture partners.

In evaluating investments and other management strategies, the opportunity to earn these fees may lead the Advisor or the Sub-Advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as preservation of capital, in order to achieve higher short-term compensation. We may enter into ventures with the Advisor, the Sub-Advisor, our directors or their affiliates for the acquisition of investments or co-investments, but only if: (i) a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve the transaction as being fair and reasonable to us; and (ii) the investment by us and the Advisor, the Sub-Advisor, such directors or such affiliate are on substantially the same terms and conditions. If we enter into a joint venture with any of our affiliates, the fees payable to the Advisor by us would be based on our share of the investment.

Certain Conflict Resolution Measures

Our charter contains many restrictions relating to conflicts of interest, including those described below.

Advisor Compensation

The independent directors evaluate at least annually whether the compensation that we contract to pay to the Advisor is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by our charter. The independent directors supervise the performance of the Advisor and the compensation we pay to it to determine whether the provisions of the Advisory Agreement are being carried out.

Term of Advisory Agreement

The current term of the Advisory Agreement ends on December 31, 2025, subject to renewals upon mutual consent of the parties, including an affirmative vote of a majority of our independent directors, for an unlimited number of successive one-year periods. It is the duty of our Board to evaluate the performance of the Advisor before renewing the Advisory Agreement. The criteria used in these evaluations will be reflected in the minutes of the meetings of our Board in which the evaluations occur. The Advisory Agreement may be terminated without cause or penalty by us upon a vote of a majority of the independent directors, or by the Advisor, in each case by providing no fewer than 60 days' prior written notice to the other party.

Certain Transactions with Affiliates

In order to reduce the conflicts inherent in transactions with affiliates, our charter prohibits us from purchasing, selling or leasing assets from or to the Advisor, the Sub-Advisor, any of our directors or affiliates of any of the foregoing. In addition, we may not make any loans to the Advisor, the Sub-Advisor, any of our directors or affiliates of any of the foregoing. Our charter also prohibits us from investing in indebtedness secured by a mortgage on real property which is subordinate to any mortgage or equity interest of the Advisor, the Sub-Advisor, our directors or any of our affiliates.

Our charter prohibits us from borrowing funds from the Advisor, the Sub-Advisor, any of our directors or affiliates of any of the foregoing unless approved by a majority of our Board, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and on terms not less favorable to us than comparable loans between unaffiliated parties under the same or similar circumstances. This prohibition on loans will only apply to advances of cash that are commonly viewed as loans, as determined by our Board. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers, the Advisor, the Sub-Advisor or affiliates of any of the foregoing.

A majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction, must conclude that all other transactions between us and the Advisor, the Sub-Advisor, any of our directors or affiliates of any of the foregoing are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. Our independent directors are specifically charged with the duty to examine, and have examined, the fairness of such transactions, and have determined that all such transactions occurring in the year ended December 31, 2024 are fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties.

Our charter prohibits us from paying a fee to the Advisor, the Sub-Advisor, our directors or affiliates of any of the foregoing in connection with our repurchase of our common stock.

The Advisor, the Sub-Advisor, our directors and their affiliates may not vote their shares regarding (1) the removal of any of them or (2) any transaction between them and us. In determining the requisite percentage in interest of shares necessary to approve a matter on which the Advisor, the Sub-Advisor, our directors and their affiliates may not vote, any shares owned by them will not be included.

Expense Limitation Agreement

Pursuant to an expense limitation agreement (the "Expense Limitation Agreement") dated July 1, 2021, the Advisor and Sub-Advisor agree to waive reimbursement of or pay, on a quarterly basis, certain of the Company's ordinary operating expenses for each class of shares to the extent necessary to ensure that the ordinary operating expenses do not exceed 1.5% of the average monthly net assets on an annualized basis (the "1.5% Expense Limit"). Amounts waived or paid by the Advisor or Sub-Advisor pursuant to the Expense Limitation Agreement are subject to conditional repayment on a quarterly basis by the Company during the three years following the quarter in which the expenses were incurred, but only to the extent such repayment does not cause the Company to exceed its then-current expenses limitation, if any, for such quarter. Any waiver or reimbursement by the Advisor or Sub-Advisor not repaid by the Company within the three-year period will be deemed permanently waived and not subject to repayment under the Expense Limitation Agreement. During the year ended December 31, 2024, the amount of ordinary operating expenses either submitted for reimbursement by the Advisor and Sub-Advisor or incurred by the Company directly that was subject to the Expense Limitation Agreement did not exceed the 1.5% Expense Limit.

Separately from the limitation on ordinary operating expenses under the Expense Limitation Agreement, the Advisor and Sub-Advisor voluntarily chose not to seek reimbursement for certain expenses that they incurred or paid on behalf of the Company during the year ended December 31, 2024, and for which they may have been entitled to be reimbursed. The Advisory Agreement and Sub-Advisory Agreement provide that expenses will be submitted monthly to the Company for reimbursement, and the amount of expenses submitted for reimbursement in any particular month is not necessarily indicative of the total amount of expenses actually incurred by the Advisor and the Sub-Advisor in providing services to the Company and for which reimbursement could have been received by the Advisor or Sub-Advisor.

Revolving Credit Liquidity Letter Agreements

IREIC, the Company's sponsor, and Sound Point have agreed under separate letter agreements dated July 20, 2021, and July 15, 2021, respectively, to make revolving credit loans to the Company in an aggregate principal amount outstanding at any one time not to exceed $5,000 and $15,000, respectively (the "IREIC-Sound Point Commitments") from time to time until the Termination Date (defined below) of the letter agreements. These letter agreements are essentially identical to each other in all material respects other than the commitment amounts. We will use the IREIC-Sound Point Commitments to satisfy requirements to maintain cash or cash equivalents under the Company's repurchase and other borrowing arrangements. The "Termination Date" is the earliest of (i) the Maturity Date (defined below) (ii) the first date on which the Company's balance sheet equity is equal to or greater than $500,000, (iii) the date IREIC or one of its affiliates is no longer the Company's Advisor or Sound Point or one of its affiliates is no longer the Company's Sub-Advisor and (iv) such earlier date on which the commitment will terminate as provided in the letter agreements, for example, because of an event of default. The "Maturity Date" is one year from the date of the agreement, and the Maturity Date will be automatically extended every year for an additional year, unless (a) the lender delivers notice of termination 60 days prior to an anniversary of the letter agreements or (b) an Event of Default (defined below) has occurred and is continuing; each letter agreement was automatically extended on its respective anniversary date during the year ended December 31, 2024. Each revolving loan will bear interest at 6.00% per annum. Interest is payable in arrears when principal is paid or repaid and on the Termination Date. Each of the following constitutes an "Event of Default" under the letter agreements: (y) the Company fails to perform or observe any covenant or condition to be performed or observed under the letter agreement (including the obligation to repay a loan in full on the Termination Date) and such failure is not remedied within three business days of its receipt of notice thereof; or (z) the Company becomes insolvent or the subject of any bankruptcy proceeding.

Director Independence

For information relating to our independent directors, see Item 10, "Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services.

The following table presents fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2024 and 2023, together with fees for audit-related services and tax services rendered by KPMG for the years ended December 31, 2024 and 2023, respectively ($ in thousands).

	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit fees[1]	$ 435	$ 446
Audit-related fees	—	—
Tax fees[2]	50	47
All other fees	—	—
Total	$ 485	$ 493

_____

(1)   Audit fees consist of fees incurred for the audit of our annual consolidated financial statements and the review of our financial statements included in our quarterly reports on Form 10-Q, as well as fees relating to registration statements.

(2)   Tax fees are comprised of tax compliance and tax consulting fees incurred and billed during the respective years.

Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees charged by KPMG and actively monitors the relationship between audit and non-audit services provided by KPMG. The audit committee concluded that all services rendered by KPMG during the years ended December 31, 2024 and 2023, respectively, were consistent with maintaining KPMG's independence. Accordingly, the audit committee has approved all of the services provided by KPMG. As a matter of policy, we will not engage our primary independent registered public accounting firm for non-audit services other than "audit-related services," as defined by the SEC, certain tax services and other permissible non-audit services except as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. We also follow limits on hiring partners of, and other professionals employed by, KPMG to ensure that the SEC's auditor independence rules are satisfied.

The audit committee must pre-approve any engagements to render services provided by our independent registered public accounting firm and the fees charged for these services including an annual review of audit fees, audit-related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the chairperson of the audit committee will monitor the levels of fees charged by KPMG and compare these fees to the amounts previously approved. The chairperson periodically will report the results of such monitoring to the audit committee. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) *Financial Statements*: The financial statements are contained herein on pages 92 - 128 of this Annual Report on Form 10-K.

(a)(2) *Financial Statement Schedules:* Refer to Index to Consolidated Financial Statements contained herein on page 90 of this Annual Report on Form 10-K.

(a)(3) *Exhibits:* Refer to Exhibit Index on page 86 of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary.

The Company has elected not to provide summary information.

Exhibit No.	Description
3.1	Articles of Amendment and Restatement of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form 10 filed May 2, 2017 and incorporated by reference)
3.2	Articles of Amendment of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed April 30, 2019 and incorporated by reference)
3.3	Articles Supplementary of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed April 30, 2019 and incorporated by reference)
3.4	Articles Supplementary of InPoint Commercial Real Estate Income, Inc. designating the Series A Preferred Stock (filed as Exhibit 3.5 to the Registrant's Form 8-A filed September 22, 2021 and incorporated by reference)
3.5	Certificate of Correction of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q filed August 14, 2019 and incorporated by reference)
3.6	Bylaws of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form 10 filed May 2, 2017 and incorporated by reference)
4.1	Amended and Restated Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-11/A filed April 28, 2022 and incorporated by reference)
4.2	Form of certificate representing the Series A Preferred Stock (filed as Exhibit 4.1 to the Registrant's Form 8-A filed September 22, 2021 and incorporated by reference)
4.3	Description of Registrant's Securities (filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K filed March 11, 2022 and incorporated by reference)
10.1	Dealer Manager Agreement, dated as of April 29, 2019, by and between InPoint Commercial Real Estate Income, Inc. and Inland Securities Corporation (filed as Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed April 30, 2019 and incorporated by reference)
10.2	Amendment No. 1 to the Dealer Manager Agreement (filed as Exhibit 1.2 to the Registrant's Registration Statement on Form S-11/A filed on October 18, 2022 and incorporated by reference)
10.3	Second Amended and Restated Advisory Agreement, dated as of July 1, 2021, by and among InPoint Commercial Real Estate Income, Inc., InPoint REIT Operating Partnership, LP, and Inland InPoint Advisor, LLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 8, 2021 and incorporated by reference)
10.4**	Second Amended and Restated Sub-Advisory Agreement, dated as of July 1, 2021, between Inland InPoint Advisor, LLC and SPCRE InPoint Advisors, LLC (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 8, 2021 and incorporated by reference)
10.5	Limited Partnership Agreement of InPoint REIT Operating Partnership, LP, dated October 7, 2016 (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-11 filed March 22, 2019 and incorporated by reference)
10.6	Amendment No. 1 to Limited Partnership Agreement, dated January 30, 2017 (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form S-11 filed March 22, 2019 and incorporated by reference)
10.7	Amendment No. 2 to Limited Partnership Agreement of InPoint REIT Operating Partnership, LP, dated September 22, 2021 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated by reference)
10.8	Independent Director Restricted Share Plan, effective October 25, 2016 (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form 10 filed May 2, 2017 and incorporated by reference)
10.9	Independent Directors Compensation Plan, effective October 6, 2016 (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K filed March 12, 2019 and incorporated by reference)
10.10	Form of Restricted Stock Award Agreement (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed March 12, 2019 and incorporated by reference)

10.11	Form of Indemnification Agreement, between InPoint Commercial Real Estate Income, Inc. and each of its officers and directors (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form 10 filed May 2, 2017 and incorporated by reference)
10.12	Master Repurchase Agreement, dated as of February 15, 2018, by and among Column Financial, Inc., as administrative agent, Credit Suisse AG, acting through its Cayman Islands Branch, Alpine Securitization LTD, and InPoint CS Loan, LLC (filed as Exhibit 10.1 to the Registrant's Current Report Form 8-K filed February 16, 2018 and incorporated by reference)
10.13	Guaranty, dated as of February 15, 2018, by InPoint Commercial Real Estate Income, Inc. in favor of Column Financial, Inc. (filed as Exhibit 10.2 to the Registrant's Current Report Form 8-K filed February 16, 2018 and incorporated by reference)
10.14	Amendment Nos. 1 through 4 to Master Repurchase Agreement, dated as of February 15, 2018 by and among Column Financial, Inc. as administrative agent, Credit Suisse AG, acting through its Cayman Islands Branch, Alpine Securitization LTD, and InPoint CS Loan, LLC (filed as Exhibit 10.22 to the Registrant's Post-Effective Amendment No. 6 to Form S-11 filed April 11, 2022, and incorporated by reference)
10.15	Omnibus Assignment, Assumption and Amendment, dated as of February 8, 2023, among Column Financial, Inc., Credit Suisse AG, acting through its Cayman Islands Branch, Alpine Securitization LTD, Atlas Securitized Products Investments 2, L.P., Inpoint CS Loan, LLC and InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed March 30, 2023 and incorporated by reference)
10.16	Uncommitted Master Repurchase Agreement, dated as of May 6, 2019, by and between JPMorgan Chase Bank, National Association and InPoint JPM Loan, LLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 7, 2019 and incorporated by reference)
10.17	Guarantee Agreement, dated as of May 6, 2019, by InPoint Commercial Real Estate Income, Inc. in favor JPMorgan Chase Bank, National Association (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 7, 2019 and incorporated by reference)
10.18	Amendment No. 1 to Independent Director Restricted Share Plan of InPoint Commercial Real Estate Income, Inc., effective November 26, 2019 (filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed March 11, 2020 and incorporated by reference)
10.19	Loan and Security Agreement, dated March 10, 2021, between Western Alliance Bank and InPoint REIT Operating Partnership, LP (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 16, 2021 and incorporated by reference)
10.20	Promissory Note, dated March 10, 2021, made by InPoint REIT Operating Partnership, LP to Western Alliance Bank (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed March 16, 2021 and incorporated by reference)
10.21	Guaranty Agreement, dated March 10, 2021, executed by InPoint Commercial Real Estate Income, Inc., as Guarantor, for the benefit of Western Alliance Bank, as Lender (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed March 16, 2021 and incorporated by reference)
10.22	Agreement dated May 6, 2021, between InPoint JPM Loan LLC, a Delaware limited liability company, and InPoint Commercial Real Estate Income, Inc. and JPMorgan Chase Bank, National Association, a national banking association, extending the maturity date of the Master Repurchase Agreement and reaffirming the Guarantee of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 12, 2021 and incorporated by reference)
10.23	Agreement dated May 3, 2022, between InPoint JPM Loan LLC, a Delaware limited liability company, and InPoint Commercial Real Estate Income, Inc. and JPMorgan Chase Bank, national Association, a national banking association, extending the maturity date of the Master Repurchase Agreement and reaffirming the Guarantee of InPoint Commercial Real Estate Income, Inc. (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 9, 2022 and incorporated by reference)
10.24	Expense Limitation Agreement made as of July 1, 2021 by and among InPoint Commercial Real Estate Income, Inc., Inland InPoint Advisor, LLC, and SPCRE InPoint Advisors, LLC (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed July 8, 2021 and incorporated by reference)
10.25	Underwriting Agreement, dated September 15, 2021, by and between the Company, the Operating Partnership, the Advisor and Raymond James & Associates, Inc. (filed as Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed September 16, 2021 and incorporated by reference)

10.26	Master Participation Agreement, dated as of November 15, 2021, by and among InPoint REIT Operating Partnership, LP, and American Family Life Assurance Company of Columbus (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K filed March 11, 2022 and incorporated by reference)
10.27	First Loan Modification Agreement, dated March 9, 2023, between InPoint REIT Operating Partnership, LP and Western Alliance Bank (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K filed March 30, 2023 and incorporated by reference)
10.28	Amendment No. 2 to Uncommitted Master Repurchase Agreement, dated as of May 5, 2023, by and between JPMorgan Chase Bank, National Association and InPoint JPM Loan, LLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 8, 2023 and incorporated by reference)
10.29	Amendment No. 1 to Guarantee Agreement, dated as of May 5, 2023, by InPoint Commercial Real Estate Income, Inc. in favor of JPMorgan Chase Bank, National Association (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 8, 2023 and incorporated by reference)
19.1*	InPoint Commercial Real Estate Income, Inc. Insider Trading Policy
21.1*	List of Subsidiaries of InPoint Commercial Real Estate Income, Inc.
24.1*	Power of Attorney (included in the signature page)
31.1*	Certification of the Principal Executive Officer of the Company, pursuant to Securities Exchange Act Rule 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
31.2*	Certification of the Principal Financial Officer of the Company, pursuant to Securities Exchange Act Rule 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1*	Certification of the Principal Executive Officer of the Company pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2*	Certification of the Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed as part of this Annual Report on Form 10-K.

** Portions of the exhibit that are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed have been omitted from the exhibit. Brackets [****] have been used in the exhibit to indicate where information has been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

By: /s/ Denise C. Kramer
Name: Denise C. Kramer
Title: Chief Executive Officer
Date: March 14, 2025

Each individual whose signature appears below hereby severally constitutes and appoints Denise C. Kramer, Donald MacKinnon and Catherine L. Lynch, and each of them singly, his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| By: | /s/ Denise C. Kramer | Chief Executive Officer | March 14, 2025 |
| Name: | Denise C. Kramer | (principal executive officer) | |

| By: | /s/ Donald MacKinnon | President, Director and Chairman of the Board | March 14, 2025 |
| Name: | Donald MacKinnon | | |

| By: | /s/ Catherine L. Lynch | Chief Financial Officer and Treasurer | March 14, 2025 |
| Name: | Catherine L. Lynch | (principal financial officer and principal accounting officer) | |

| By: | /s/ Norman A. Feinstein | Director | March 14, 2025 |
| Name: | Norman A. Feinstein | | |

| By: | /s/ Cynthia Foster Curry | Director | March 14, 2025 |
| Name: | Cynthia Foster Curry | | |

| By: | /s/ Robert N. Jenkins | Director | March 14, 2025 |
| Name: | Robert N. Jenkins | | |

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules other than those listed are omitted as they are not applicable or the required or equivalent information has been included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
InPoint Commercial Real Estate Income, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of InPoint Commercial Real Estate Income, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 14, 2025

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share data)

		December 31, 2024		December 31, 2023
ASSETS				
Cash and cash equivalents	$	64,549	$	54,143
Commercial mortgage loans:				
Commercial mortgage loans at cost		563,071		743,852
Allowance for credit losses		(13,898)		(21,849)
Commercial mortgage loans at cost, net		549,173		722,003
Real estate owned, net of depreciation		39,633		—
Acquired lease intangible assets, net		2,969		—
Deferred debt finance costs		453		604
Accrued interest receivable		2,741		3,283
Prepaid expenses and other assets		1,797		312
Total assets	$	661,315	$	780,345
LIABILITIES AND EQUITY				
Liabilities:				
Repurchase agreements	$	360,677	$	457,438
Credit facility payable		—		9,498
Loan participations sold, net		48,524		57,226
Acquired lease intangible liabilities, net		404		—
Due to related parties		1,407		2,028
Accrued interest payable		2,349		1,792
Distributions payable		1,051		1,050
Accrued expenses and other liabilities		2,324		762
Total liabilities		416,736		529,794
Commitments and contingencies (Note 8)				
Stockholders' Equity:				
Preferred stock, $0.001 par value, 50,000,000 shares authorized:				
6.75% Series A Cumulative Redeemable Preferred Stock, $0.001 par value, 4,025,000 shares authorized, 3,544,553 shares issued and outstanding as of December 31, 2024 and December 31, 2023		4		4
Class P common stock, $0.001 par value, 500,000,000 shares authorized, 8,562,777 shares issued and outstanding at December 31, 2024 and 2023		9		9
Class A common stock, $0.001 par value, 500,000,000 shares authorized, 745,881 and 745,887 shares issued and outstanding as of December 31, 2024 and 2023, respectively		1		1
Class T common stock, $0.001 par value, 500,000,000 shares authorized, 290,345 shares issued and outstanding as of December 31, 2024 and 2023		—		—
Class S common stock, $0.001 par value, 500,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023		—		—
Class D common stock, $0.001 par value, 500,000,000 shares authorized, 48,015 shares issued and outstanding as of December 31, 2024 and 2023		—		—
Class I common stock, $0.001 par value, 500,000,000 shares authorized, 470,980 and 469,168 shares issued and outstanding as of December 31, 2024 and 2023, respectively		—		—
Additional paid in capital		339,524		339,581
Accumulated deficit		(94,959)		(89,044)
Total stockholders' equity		244,579		250,551
Total liabilities and stockholders' equity	$	661,315	$	780,345

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except per share amounts)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest income:			
Interest income	$ 58,099	$ 68,253	$ 44,641
Less: Interest expense	(36,501)	(42,195)	(21,371)
Net interest income	21,598	26,058	23,270
Revenue from real estate	2,791	12,719	14,774
Total income	24,389	38,777	38,044
Operating expenses:			
Advisory fee	3,196	3,381	3,692
Amortization of debt finance costs	1,467	1,919	1,708
Directors compensation	78	80	81
Professional service fees	936	286	914
Real estate operating expenses	1,790	11,700	15,369
Provision for asset impairment	—	6,934	—
Depreciation and amortization	1,527	514	1,130
Other expenses	1,367	1,674	1,383
Total operating expenses	10,361	26,488	24,277
Other (loss) income:			
Provision for credit losses	(2,288)	(16,911)	(3,588)
Gain on sale of real estate	—	206	—
Realized gain on sale of commercial loan	929	—	—
Total other loss	(1,359)	(16,705)	(3,588)
Net income (loss) before income taxes	12,669	(4,416)	10,179
Income tax provision	—	(22)	—
Net income (loss)	12,669	(4,438)	10,179
Series A Preferred Stock dividends	(5,981)	(5,981)	(6,055)
Gain on repurchase and retirement of preferred stock	—	21	306
Net income (loss) attributable to common stockholders	$ 6,688	$ (10,398)	$ 4,430
Net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.66	$ (1.03)	$ 0.42
Weighted average number of shares of common stock			
Basic	10,116,738	10,114,606	10,605,242
Diluted	10,117,722	10,114,606	10,606,072

The accompanying notes are an integral part of these consolidated financial statements.

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands)

	Par Value Preferred Stock	Par Value Common Stock								
	Series A	Class P	Class A	Class T	Class S	Class D	Class I	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2021	$ 4	$ 9	$ 1	$ —	$ —	$ —	$ —	$ 359,406	$ (52,275)	$ 307,145
Proceeds from issuance of common stock	—	—	—	—	—	—	—	4,529	—	4,529
Repurchase and retirement of preferred stock	—	—	—	—	—	—	—	(1,283)	306	(977)
Offering costs	—	—	—	—	—	—	—	(1,572)	—	(1,572)
Net income	—	—	—	—	—	—	—	—	10,179	10,179
Common stock distributions declared	—	—	—	—	—	—	—	—	(13,082)	(13,082)
Preferred stock distributions declared	—	—	—	—	—	—	—	—	(6,055)	(6,055)
Distribution reinvestment	—	—	—	—	—	—	—	725	—	725
Redemptions	—	—	—	—	—	—	—	(22,367)	—	(22,367)
Equity-based compensation	—	—	—	—	—	—	—	32	—	32
Balance as of December 31, 2022	4	9	1	—	—	—	—	339,470	(60,927)	278,557
Cumulative effect of adoption of ASU 2016-13	—	—	—	—	—	—	—	—	(5,122)	(5,122)
Total stockholders' equity at beginning of year, as adjusted	4	9	1	—	—	—	—	339,470	(66,049)	273,435
Proceeds from issuance of common stock	—	—	—	—	—	—	—	342	—	342
Repurchase and retirement of preferred stock	—	—	—	—	—	—	—	(104)	21	(83)
Offering costs	—	—	—	—	—	—	—	(243)	—	(243)
Net loss	—	—	—	—	—	—	—	—	(4,438)	(4,438)
Common stock distributions declared	—	—	—	—	—	—	—	—	(12,597)	(12,597)
Preferred stock distributions declared	—	—	—	—	—	—	—	—	(5,981)	(5,981)
Distribution reinvestment	—	—	—	—	—	—	—	85	—	85
Equity-based compensation	—	—	—	—	—	—	—	31	—	31
Balance as of December 31, 2023	4	9	1	—	—	—	—	339,581	(89,044)	250,551
Offering costs	—	—	—	—	—	—	—	(87)	—	(87)
Net income	—	—	—	—	—	—	—	—	12,669	12,669
Common stock distributions declared	—	—	—	—	—	—	—	—	(12,603)	(12,603)
Preferred stock distributions declared	—	—	—	—	—	—	—	—	(5,981)	(5,981)
Equity-based compensation	—	—	—	—	—	—	—	30	—	30
Balance as of December 31, 2024	$ 4	$ 9	$ 1	$ —	$ —	$ —	$ —	$ 339,524	$ (94,959)	$ 244,579

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities			
Net income (loss)	$ 12,669	$ (4,438)	$ 10,179
Adjustments to reconcile net income (loss) to cash provided by operations:			
Provision for credit losses	2,288	16,911	3,588
Provision for asset impairment	—	6,934	—
Depreciation and amortization expense	1,527	514	1,130
Gain on sale of real estate	—	(206)	—
Reduction in the carrying amount of the right-of-use asset	—	30	72
Realized gain on sale of commercial loan	(929)	—	—
Amortization of acquired above- and below-market leases, net	(36)	—	—
Amortization of equity-based compensation	30	31	32
Amortization of debt finance costs to operating expense	1,467	1,919	1,708
Amortization of debt finance costs to interest expense	—	3	120
Amortization of origination fees	—	(15)	(217)
Amortization of deferred exit fees	—	36	—
Amortization of loan extension fees	(529)	(652)	(317)
Changes in assets and liabilities:			
Accrued interest receivable	542	(162)	(1,705)
Accrued expenses and other liabilities	1,691	(7,378)	3,274
Accrued interest payable	735	715	1,487
Due to related parties	6	47	(671)
Prepaid expenses and other assets	(1,485)	1,906	(164)
Net cash provided by operating activities	17,976	16,195	18,516
Cash flows from investing activities:			
Origination/funding of commercial loans	(10,217)	(23,073)	(300,576)
Loan extension fees received on commercial loans	520	637	584
Principal repayments of commercial loans	123,606	107,520	120,240
Proceeds from sale of commercial loan	13,678	—	—
Real estate capital expenditures	—	(496)	(810)
Proceeds from sale of real estate	—	11,942	—
Net cash provided by (used in) investing activities	127,587	96,530	(180,562)
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	342	4,529
Redemptions of common stock	—	—	(22,367)
Repurchase of preferred stock	—	(83)	(977)
Payment of offering costs	(121)	(282)	(1,680)
Proceeds from repurchase agreements	11,830	359,951	258,990
Principal repayments of repurchase agreements	(108,591)	(390,602)	(78,025)
Proceeds from credit facility	—	—	18,380
Principal repayments of credit facility	(9,498)	(8,882)	(14,350)
Proceeds from sale of loan participations	—	435	5,042
Principal repayments of loan participations	(8,880)	(28,728)	(15,394)
Debt finance costs	(1,314)	(1,651)	(1,460)
Distributions paid to common stockholders	(12,602)	(12,509)	(12,447)
Distributions paid to preferred stockholders	(5,981)	(5,981)	(6,055)
Net cash (used in) provided by financing activities	(135,157)	(87,990)	134,186
Net change in cash, cash equivalents and restricted cash	10,406	24,735	(27,860)
Cash, cash equivalents and restricted cash at beginning of period	54,143	29,408	57,268
Cash, cash equivalents and restricted cash at end of period	$ 64,549	$ 54,143	$ 29,408

The accompanying notes are an integral part of these consolidated financial statements.

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Dollar amounts in thousands)

Supplemental disclosure of cash flow information:	**Year Ended December 31, 2024**	**Year Ended December 31, 2023**	**Year Ended December 31, 2022**
Amortization of deferred exit fees due to related party	$ (593)	$ (176)	$ 82
Interest paid	$ 37,045	$ 41,899	$ 20,116
Net assets acquired upon foreclosure of commercial loans	$ 43,627	$ —	$ —
Accrued stockholder servicing fee due to related party	$ (34)	$ (39)	$ (108)
Accrued capital expenditures	$ (62)	$ —	$ —
Distribution reinvestment	$ —	$ 85	$ 725

The accompanying notes are an integral part of these consolidated financial statements.

(Dollar amounts in thousands, except per share amounts)

Note 1 – Organization and Business Operations

InPoint Commercial Real Estate Income, Inc. (the "Company") was incorporated in Maryland on September 13, 2016 to originate, acquire and manage a diversified portfolio of commercial real estate ("CRE") investments primarily comprised of (i) CRE debt, including (a) primarily floating-rate first mortgage loans, and (b) subordinate mortgage and mezzanine loans. The Company may also invest in participations in loans secured by CRE, floating-rate CRE securities, such as commercial mortgage-backed securities ("CMBS"), senior unsecured debt of publicly traded real estate investment trusts ("REITs") and select equity investments in single-tenant, net leased properties. Substantially all of the Company's business is conducted through InPoint REIT Operating Partnership, LP (the "Operating Partnership"), a Delaware limited partnership. The Company is the sole general partner and directly or indirectly holds all of the limited partner interests in the Operating Partnership. The Company has elected to be taxed as a REIT for U.S. federal income tax purposes.

The Company is externally managed by Inland InPoint Advisor, LLC (the "Advisor"), a Delaware limited liability company formed in August 2016 that is a wholly owned indirect subsidiary of Inland Real Estate Investment Corporation ("IREIC"), a member of The Inland Real Estate Group of Companies, Inc. The Advisor is responsible for coordinating the management of the day-to-day operations and originating, acquiring and managing the Company's CRE investment portfolio, subject to the supervision of the Company's board of directors (the "Board"). The Advisor performs its duties and responsibilities as the Company's fiduciary pursuant to an amended and restated advisory agreement dated July 1, 2021 among the Company, the Advisor and the Operating Partnership (the "Advisory Agreement").

The Advisor has delegated certain of its duties to SPCRE InPoint Advisors, LLC (the "Sub-Advisor"), a Delaware limited liability company formed in September 2016 that is a wholly owned subsidiary of Sound Point CRE Management, LP, pursuant to a second amended and restated sub-advisory agreement between the Advisor and the Sub-Advisor dated July 1, 2021. Among other duties, the Sub-Advisor has the authority to identify, negotiate, acquire and originate the Company's investments and provide portfolio management, disposition, property management and leasing services to the Company. Notwithstanding such delegation to the Sub-Advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the Advisory Agreement, including those duties which the Advisor has not delegated to the Sub-Advisor, such as (i) valuation of the Company's assets and calculation of the Company's net asset value ("NAV"); (ii) management of the Company's day-to-day operations; (iii) preparation of stockholder reports and communications and arrangement of the Company's annual stockholder meetings; and (iv) monitoring the Company's ongoing compliance with the REIT qualification requirements for U.S. federal income tax purposes.

On October 25, 2016, the Company commenced a private offering (the "Private Offering") of up to $500,000 in shares of Class P common stock ("Class P Shares"). The Company issued 10,258,094 Class P Shares in the Private Offering, resulting in gross proceeds of $276,681 and terminated the Private Offering on June 28, 2019.

On March 22, 2019, the Company filed a Registration Statement on Form S-11 (File No. 333-230465) (the "2019 Registration Statement") with the Securities and Exchange Commission (the "SEC") to register up to $2,350,000 in shares of common stock (the "IPO").

On May 3, 2019, the SEC declared the 2019 Registration Statement effective, and the Company commenced the IPO. The purchase price per share for each class of common stock in the IPO (Class A, Class I, Class D, Class S and Class T) varied and generally equaled the prior month's NAV per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. Inland Securities Corporation (the "Dealer Manager") served as the Company's exclusive dealer manager for the IPO on a best efforts basis.

On September 22, 2021, the Company completed an underwritten public offering of 3,500,000 shares of its 6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), with a liquidation preference of $25.00 per share (the "Preferred Stock Offering"). In addition, on October 15, 2021, Raymond James & Associates, Inc., as a representative of the underwriters, partially exercised their over-allotment option to purchase an additional 100,000 shares of Series A Preferred Stock. The Series A Preferred Stock were issued and sold pursuant to an effective registration statement on Form S-11 (File No. 333-258802) filed with the SEC. The Company received net proceeds in the Preferred Stock Offering of $86,310, after underwriter's discount and issuance costs, and contributed the net proceeds to the Operating Partnership in exchange for an equivalent number of Series A units in the Operating Partnership (with economic terms that mirror those of the Series A Preferred Stock). For more information on the Preferred Stock Offering, see "Note 6 – Stockholders' Equity."

(Dollar amounts in thousands, except per share amounts)

In connection with the Preferred Stock Offering, Regulation M under the Securities Exchange Act of 1934, as amended, prohibited the Company from selling its shares of common stock in the primary portion of the IPO and repurchasing its shares of common stock through the SRP during the applicable restricted period. After careful consideration of the regulatory requirements, the Board unanimously approved the temporary suspension of the sale of the Company's shares of common stock in the primary portion of the IPO and the operation of the SRP, each effective at 9:30 a.m., Eastern Time, on September 7, 2021, until 9:30 a.m., Eastern Time, on September 15, 2021.

For more information on the Preferred Stock Offering, see "Note 6 – Stockholders' Equity".

On April 28, 2022, the Company filed a registration statement on Form S-11 (File No. 333-264540) (the "2022 Registration Statement") with the SEC to register up to $2,200,000 in shares of common stock, which was declared effective by the SEC on November 2, 2022 (the "Second Public Offering" and collectively with the IPO, the "Public Offerings").

In light of the pace of fundraising in the Second Public Offering and the amount of monthly redemption requests pursuant to the share repurchase plan (the "SRP"), which were in excess of such fundraising, on January 30, 2023, the Board suspended the SRP. In connection with such suspension, the Board also suspended the primary portion of the Second Public Offering (the "Primary Offering") and the distribution reinvestment plan (the "DRP"), effective as of February 10, 2023. The Primary Offering, the SRP, and the DRP shall each remain suspended unless and until such time as the Board approves their resumption.

Please refer to "Note 15 – Subsequent Events" and Part II, "Item 1A – Risk Factors" for updates to the Company's business after December 31, 2024.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related footnotes have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reported periods. Actual results could differ from such estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

Principles of Consolidation

The Company consolidates all entities that the Company controls through either majority ownership or voting rights. The accompanying consolidated financial statements include the accounts of the Company and the Operating Partnership. All intercompany accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity ("VIE") for which the Company is the primary beneficiary. The Company has determined the Operating Partnership is a VIE of which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the Operating Partnership.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include funds on deposit with financial institutions, including demand deposits with financial institutions with original maturities of three months or less. The account balance may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance coverage limits and, as a result, there could be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage limits. The Company believes that the risk will not be significant, as the Company does not anticipate the financial institutions' non-performance.

Restricted cash represents cash the Company is required to hold in a segregated account as additional collateral on real estate securities repurchase agreements. As of December 31, 2024 and 2023, no restricted cash was held by the Company.

Credit Facility Payable

The Company has a credit facility to finance the acquisition or origination of commercial mortgage loans. This credit facility, when drawn upon, is accounted for as debt. The fees paid for this credit facility are recorded in deferred debt finance costs on the consolidated balance sheet and are amortized straight line over the period of the agreement to debt finance costs on the consolidated statement of operations. For further information on the credit facility, see "Note 4 – Repurchase Agreements and Credit Facilities."

Commercial Mortgage Loans Held for Investment and Allowance for Credit Losses

Loans held-for-investment are anticipated to be held until maturity, and reported at cost, net of allowance for credit losses, any unamortized acquisition premiums or discounts, loan fees and origination costs, as applicable. In accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, the Company uses a probability-weighted quantitative analytical model to estimate and recognize an allowance for credit losses on loans held-for-investment and their related unfunded commitments. The Company employed quarterly updated macroeconomic forecasts, which reflect expectations for overall economic output, interest rates, values of real estate properties and other factors, geopolitical instability and the Federal Reserve monetary policy impact on the overall U.S. economy and commercial real estate markets generally. These estimates may change in future periods based on available future macroeconomic data and might result in a material change in the Company's future estimates of expected credit losses for its loan portfolio.

The Company considers loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be "collateral-dependent" loans. With respect to loans for which the Company determines foreclosure of the collateral is probable, the Company measures the expected losses based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. With respect to collateral-dependent loans for which the Company determines foreclosure is not probable, the Company applies a practical expedient to estimate expected losses using the difference between the collateral's fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan.

For loans assigned a risk rating of "5," the Company has determined that the recovery of the loan's principal is collateral-dependent. Accordingly, these loans are assessed individually, and the Company elected to apply a practical expedient in accordance with ASU 2016-13. While utilizing the practical expedient for collateral-dependent loans, the Company estimates the fair value of the loan's underlying collateral using the discounted cash flow method of valuation, less the estimated cost to foreclose and sell the property when applicable. The estimation of the fair value of the collateral property also involves using various Level 3 unobservable inputs, which are inherently uncertain and subjective, and are in part developed based on discussions with various market participants and management's best estimates, which may vary depending on the information available and market conditions as of the valuation date. Selecting the appropriate inputs and assumptions requires significant judgment and consideration of various factors that are specific to the underlying collateral property being assessed. The Company's estimate of the fair value of the collateral property is sensitive to both the valuation methodology selected and inputs used in the analysis. As a result, the fair value of the collateral property used in determining the expected credit losses is subject to uncertainty and any actual losses, if incurred, could differ materially from the estimated provision for credit losses.

Interest income on loans held-for-investment is recognized at the loan coupon rate. Any premiums or discounts, loan fees, contractual exit fees and origination costs are amortized or accreted into interest income over the lives of the loans using the effective interest method. Generally, loans held-for-investment are placed on nonaccrual status when delinquent for more than 90 days or when determined not to be probable of full collection. Loans placed on nonaccrual status are assigned a risk rating of "5". Interest income recognition is suspended when loans are placed on nonaccrual status. Interest accrued, but not collected, at the date loans are placed on nonaccrual is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status. However, when there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. For loans that are on a nonaccrual status and financed by loan participations sold, interest income on the loan is only recognized to the extent of interest expense on the loan participation sold, with any net cash collected by the Company reducing the principal balance on the loan. Loans held-for-investment are restored to accrual status only when contractually current or the collection of future payments is reasonably assured. The Company may make exceptions to placing a loan on nonaccrual status if the loan has sufficient collateral value and is in the process of collection or has been modified.

(Dollar amounts in thousands, except per share amounts)

Allowance for Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13, which requires companies to estimate a current expected credit loss ("CECL") for the recognition of credit losses on financial instruments, including commercial mortgage loans, in their consolidated financial statements. The allowance for credit losses is adjusted each period for changes in expected credit losses. This replaces prior GAAP which required losses to be recognized as incurred. The Company adopted ASU 2016-13 using the modified retrospective method, therefore, the results for reporting periods prior to January 1, 2023 remain unadjusted and reported in accordance with previously applicable GAAP. In connection with the adoption of ASU 2016-13, the Company recorded a $5,122 increase to accumulated deficit with offsets on the consolidated balance sheet as noted below.

The following table illustrates the impact of adoption ASU 2016-13:

	January 1, 2023		
	As Reported Under ASU 2016-13	**As Reported Pre-Adoption**	**Impact of Adoption**
Assets:			
Allowance for credit losses	$ 8,375	$ 3,588	$ 4,787
Liabilities:			
Accrued expenses and other liabilities	$ 8,187	$ 7,852	$ 335

The allowance for credit losses is recorded in accordance with ASU 2016-13, and is a valuation account that is deducted from the amortized cost basis of loans held-for-investment on the Company's consolidated balance sheets. Changes to the allowance for credit losses are recognized through net income (loss) on the Company's consolidated statements of operations. The allowance is based on relevant information about past events, including historical loss experience, current portfolio, market conditions and reasonable and supportable forecasts for the duration of each respective loan. All loans held-for-investment within the Company's portfolio have some amount of expected loss to reflect the GAAP principal underlying the CECL model that all loans have some inherent risk of loss, regardless of credit quality, subordinate capital or other mitigating factors.

The Company's loans typically include commitments to fund incremental proceeds to its borrowers over the life of the loan. Those future funding commitments are also subject to an allowance for credit losses. The allowance for credit losses related to future loan fundings is recorded as a component of "Accrued expenses and other liabilities" on the Company's consolidated balance sheets, and not as an offset to the related loan balance. This allowance for credit losses is estimated using the same process outlined below for the Company's outstanding loan balances, and changes in this component of the allowance for credit losses similarly flow through the Company's consolidated statements of operations.

The allowance for credit losses is estimated on a quarterly basis and represents management's estimates of current expected credit losses in the Company's investment portfolio. Pools of loans with similar risk characteristics are collectively evaluated while loans that no longer share risk characteristics with loan pools are evaluated individually. Estimating an allowance for credit losses is inherently subjective, as it requires management to exercise significant judgment in establishing appropriate factors used to determine the allowance and a variety of subjective assumptions, including (i) determination of relevant historical loan loss data sets, (ii) the expected timing and amount of future loan fundings and repayments, (iii) the current credit quality of loans and operating performance of loan collateral and the Company's expectations of performance, and (iv) selecting the forecast for macroeconomic conditions.

The Company estimates the analytical portion of its allowance for credit losses by using a probability-weighted quantitative analytical model that considers the likelihood of default and loss-given-default for each individual loan. The analytical model incorporates a third-party licensed database for over 100,000 commercial real estate loans. The Company licenses certain macroeconomic financial forecasts from a third-party to inform its view of the potential future impact that broader macroeconomic conditions may have on the performance of the loans held-for-investment. These macroeconomic factors include unemployment rates, interest rates, price indices for commercial property and other factors. The Company may use one or more of these forecasts in the process of estimating its allowance for credit losses. Selection of these economic forecasts requires significant judgment about future events that, while based on the information available to the Company as of the balance sheet date, are ultimately unknowable with certainty, and the actual economic conditions impacting the Company's portfolio could vary significantly from the estimates the Company made for the periods presented. Significant inputs to the Company's estimate of the allowance for credit losses include the reasonable and supportable forecast period and loan specific factors such as debt service coverage ratio, or DSCR, loan-to-value ratio, or LTV, remaining contractual loan term, property

(Dollar amounts in thousands, except per share amounts)

type and others. In addition, the Company also considers relevant loan-specific qualitative factors to estimate its allowance for credit losses.

Prior to January 1, 2023, the allowance for loan losses included an asset-specific component and included a general, formula-based component when the portfolio was determined to be of sufficient size to warrant such a reserve.

For the asset-specific component related to reserves for losses on individual impaired loans, the Company considered a loan to be impaired when, based upon current information and events, it believed that it was probable that the Company would be unable to collect all amounts due under the contractual terms of the loan agreement. This assessment was made on an individual loan basis each quarter based on such factors as payment status, borrower financial resources including ability to refinance, and collateral economics. A reserve was established for an impaired loan when the present value of payments expected to be received, observable market prices or the estimated fair value of the collateral was lower than the carrying value of that loan.

Valuations were performed or obtained at the time a loan was determined to be impaired and designated non-performing, and they were updated if circumstances indicate that a significant change in value had occurred. The Advisor generally used the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans. In more limited cases, the Advisor obtained external "as is" appraisals for loan collateral, generally when third party participations existed.

General reserves were recorded when (i) available information as of each balance sheet date indicates that it was probable a loss had occurred in the portfolio and (ii) the amount of the loss could be reasonably estimated. The Company's policy was to estimate loss rates based on actual losses experienced, if any, or based on historical realized losses experienced in the industry if the Company had not experienced any losses. Current collateral and economic conditions affecting the probability and severity of losses were taken into account when establishing the allowance for loan losses.

As of December 31, 2024 and 2023, the Company had $549,173 and $722,003 of commercial mortgage loans held for investment, respectively, which is net of allowance for credit losses of $13,898 and $21,849, respectively. See Note 3 – "Commercial Mortgage Loans Held for Investment - Allowance for Credit Losses" for further information.

Interest Income

Interest income on commercial loans, which includes origination fees paid by borrowers, is recognized over the life of the investment using the effective interest method. Management estimates, at the time of purchase, the future expected cash flows and determines the effective interest rate based on these estimated cash flows and the Company's purchase price. As needed, these estimated cash flows are updated and a revised yield is computed based on the current amortized cost of the investment. In estimating these cash flows, there are a number of assumptions that are subject to uncertainties and contingencies, including the rate and timing of principal payments (prepayments, repurchases, defaults and liquidations), the pass through or coupon rate and interest rate fluctuations. In addition, management must use its judgment to estimate interest payment shortfalls due to delinquencies on the underlying mortgage loans. These uncertainties and contingencies are difficult to predict and are subject to future events that may impact management's estimates and the Company's interest income.

Real Estate Owned

Real estate owned ("REO") represents real estate acquired by the Company through foreclosure, deed-in-lieu of foreclosure, or purchase. For real estate acquired by the Company through foreclosure or deed-in-lieu of foreclosure, REO assets are recorded at fair value at acquisition and are presented net of accumulated depreciation. For real estate acquired through purchase, REO assets are recorded at cost at acquisition and are presented net of accumulated depreciation.

REO assets are depreciated using the straight-line method over estimated useful lives of up to 42 years for buildings and improvements and up to 15 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the REO asset are capitalized and depreciated over their estimated useful lives.

Assets and liabilities acquired typically include land, building and site improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. The portion of the acquisition price allocated to above-market lease values is included in acquired lease intangible assets, net and is amortized on a straight-line basis over the term of the related lease as a reduction to rental income. The portion allocated to below-market lease values is included in acquired

lease intangible liabilities, net and is amortized as an increase to rental income over the term of the lease including any renewal periods with fixed rate renewals. The portion of the acquisition price allocated to acquired in-place lease value is included in acquired lease intangible assets, net and is amortized on a straight-line basis over the acquired leases' remaining terms.

Revenue and Expenses from Real Estate

For the Company's office and multifamily properties, revenue from real estate is primarily comprised of rental income, including base rent and reimbursements of property operating expenses. For leases that have fixed and measurable base rent escalations, the Company recognizes base rent on a straight-line basis over the non-cancelable lease terms. The difference between such rental income earned and the cash rent amount is recorded as straight-line rent receivable and presented within prepaid expenses and other assets on the consolidated balance sheets. Reimbursement of property operating expenses arises from tenant leases which provide for the recovery of certain operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred. Revenue and expenses are presented in the consolidated statements of income as "Revenue from real estate" and expenses are included in the "Real estate operating expenses," as applicable.

Prior to September 28, 2023, the Company owned a hotel property classified as REO. Revenue from real estate also consists of revenue associated with the operations of the hotel property. Revenue from the operation of the hotel property was recognized when guestrooms were occupied, services had been rendered or fees had been earned. Revenues were recorded net of any discounts and sales and other taxes collected from customers. Revenues consisted of room sales, food and beverage sales and other hotel revenues. The Company sold the hotel on September 28, 2023.

Leases

Finance lease right of use ("ROU") assets represent the Company's right to use an underlying asset during the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets are recorded based on the fair value of the underlying property. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term. Leases will be classified as either a finance or operating lease, with such classification affecting the pattern and classification of expense recognition in the consolidated statements of operations. For leases greater than 12 months, the Company determines, at the inception of the contract, if the arrangement meets the classification criteria for an operating or finance lease. For leases that have extension options, which can be exercised at the Company's discretion, management uses judgment to determine if it is reasonably certain that such extension options will be elected. If the extension options are reasonably certain to occur, the Company includes the extended term's lease payments in the calculation of the respective lease liability. Total lease expense is recognized as interest on the finance lease liability and amortization of the ROU asset on a straight-line basis over the lease term. The incremental borrowing rate used to discount the lease liability is determined at commencement of the lease, or upon modification of the lease, as the interest rate a lessee would have to pay to borrow on a fully collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company's incremental borrowing rate considers information at both the corporate and property level and analysis of current market conditions for obtaining new financings. As of December 31, 2024 and 2023, the Company had no finance leases.

Fair Value Measurements

The Company estimates fair value using available market information and valuation methodologies it believes to be appropriate for these purposes. The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820, *Fair Value Measurements* establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level I - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level II - Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

- Level III - Unobservable inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

(Dollar amounts in thousands, except per share amounts)

The determination of where an asset or liability falls in the above hierarchy requires judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

The Company is required by GAAP to disclose fair value information about financial instruments that are not otherwise reported at fair value in its consolidated balance sheets, to the extent it is practicable to estimate a fair value for those instruments. These disclosure requirements exclude certain financial instruments and all non-financial instruments.

Organization and Offering Expenses

The Company conducted an IPO that commenced following the conclusion of the Private Offering on June 28, 2019. The IPO concluded and the Second Public Offering began when the S-11 for the Second Public Offering was declared effective by the SEC on November 2, 2022 (File No. 333-264540). As described above, on January 30, 2023, the Board approved the suspension of the Primary Offering. For classes of shares sold in the Public Offerings, the purchase price per share was based on a monthly NAV published around the 15th of the month preceding its effective date with the valuation based on the end of the previous month. For the Private Offering, the purchase price per Class P Share was equal to \$25.00 (the "Transaction Price") plus applicable selling commissions, dealer manager fees and organization and offering expenses, resulting in a total purchase price of \$27.38 per Class P Share if maximum selling commissions, dealer manager fees and organization and offering expenses were paid. The Dealer Manager was the dealer manager for the Private Offering, the IPO and the Second Public Offering.

Organization and offering expenses include all expenses incurred in connection with the Private Offering and Public Offerings. Organization and offering expenses (other than selling commissions, dealer manager fees and stockholder servicing fees) of the Company may be paid by the Advisor, Sub-Advisor, the Dealer Manager, or their respective affiliates on behalf of the Company and subsequently reimbursed by the Company. For the Private Offering, offering expenses were deferred and a payable was recognized to the Advisor or Sub-Advisor until shares were sold in the Private Offering, at which point the expense reimbursement was paid from additional paid-in capital. For the Public Offerings, offering costs are offset against additional paid-in capital when incurred. These expenses include but are not limited to: (i) reimbursing the Dealer Manager and participating broker-dealers for bona fide out-of-pocket, itemized and detailed due diligence expenses incurred by these entities, (ii) expenses for printing and mailing, charges of transfer agents, registrars, trustees, escrow holders, depositaries and experts, and (iii) expenses of qualifying the sale of the shares under federal and state laws, including taxes and fees and accountants' and attorneys' fees and expenses.

The Company reimbursed the Advisor, the Sub-Advisor and their respective affiliates for costs and other expenses related to the Private Offering not in excess of the organization and offering expenses paid by investors in connection with the sale of Class P Shares in the Private Offering. The Company also reimburses the Advisor, the Sub-Advisor and their respective affiliates for costs and other expenses related to the IPO, provided the Advisor has agreed to reimburse the Company to the extent that the organization and offering expenses that the Company incurs exceeds 15% of its gross proceeds from the Public Offerings.

Repurchase Agreements

The Company enters into master repurchase agreements that allow the Company to sell real estate loans and securities while providing a fixed repurchase price for the same real estate loans and securities in the future. Repurchase agreements are being accounted for as secured borrowings since the Company maintains effective control of the financed assets. Under the master repurchase agreements, the respective lender retains the right to mark the underlying collateral to fair value.

Senior Loan Participations

For several first mortgage loans, the Company sold a non-recourse senior loan participation interest to a third party and retained a subordinate participation interest. These do not qualify as sales under GAAP and are instead presented in a manner similar to a secured borrowing. On the balance sheet, there is a gross presentation with the full loan receivable recorded in Commercial mortgage loans at cost and an offsetting liability to the third party recorded in Loan participations sold, net. Interest income on the mortgage loans continues

(Dollar amounts in thousands, except per share amounts)

to be recorded as described above with interest amounts due to the third party for its senior loan participation interest recorded in interest expense.

Equity-Based Compensation

In accordance with the Company's Independent Director Restricted Share Plan (the "RSP"), restricted shares are issued to independent directors as compensation. The Company recognizes expense related to the fair value of equity-based compensation awards as operating expense in the consolidated statements of operations. The Company recognizes expense based on the fair value at the grant dated on a straight-line basis over the vesting period representing the requisite service period. See Note 11 – "Equity-Based Compensation" for further information.

Income Taxes

The Company qualifies as a REIT under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ended December 31, 2017 and qualifies for taxation as a REIT. The Company generally will not be subject to federal income tax to the extent it distributes its REIT taxable income, subject to certain adjustments, to its stockholders. Subsequently, if the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of December 31, 2024 or 2023. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2024. The Company had no interest or penalties relating to income taxes recognized in the consolidated statements of operations for the years ended December 31, 2024, 2023 or 2022. As of December 31, 2024, returns for the calendar years 2021, 2022, 2023 and 2024 remain subject to examination by U.S. and various state and local tax jurisdictions.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences and are attributable to (1) differences between the financial statement carrying amounts and their respective tax bases, and (2) net operating losses.

The Company operated the Renaissance O'Hare Suites Hotel (the "Renaissance O'Hare") through a taxable REIT subsidiary ("TRS") that engaged a third-party hotel management company to manage the hotel under a management contract. The TRS had cumulative net operating losses of $3,960 as of December 31, 2024 and 2023, with corresponding deferred tax asset of $1,129 as of both December 31, 2024 and 2023. These losses have no expiration. The deferred tax asset is calculated using an effective tax rate of 28.51%, which is calculated by combining a 21% Federal tax rate and an IL tax rate of 7.51% (9.5% state rate net of the Federal benefit). As of December 31, 2024, it is more likely than not that the Company will not generate sufficient taxable income to fully realize the tax deferred tax asset related to the Company's TRS, therefore the Company maintains a full valuation allowance on its deferred tax asset of $1,129. The Renaissance O'Hare was sold on September 28, 2023. See Note 13 for further information.

Distributions Payable

Distributions payable represent distributions declared as of the balance sheet date which are payable to stockholders.

Per Share Data

The Company calculates basic and diluted earnings per share by dividing net income attributable to the Company for the period by the weighted-average number of shares of common stock outstanding for that period. Basic earnings (loss) per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the common shares plus common share equivalents. For further information about the Company's calculation of EPS, see Note 7 – "Net Income Per Share Attributable to Common Stockholders."

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses and other

(Dollar amounts in thousands, except per share amounts)

segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, and early adoption was permitted. The amendments should be applied retrospectively to all periods presented in the financial statements, unless it is impracticable. The Company has adopted ASU 2023-07 and updated its disclosures pertaining to having a single reportable segment. See Note 9 – "Segment Reporting" for further information. The adoption did not have any impact on the Company's financial position, results of operations, or cash flows.

Accounting Pronouncements Recently Issued but Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 improves the transparency of income tax disclosures related to rate reconciliation and income taxes. ASU 2023-07 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied prospectively, however retrospective application is permitted. The Company is currently evaluating the impact of ASU 2023-09 on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. ASU 2024-03 requires disclosures in the notes to the financial statements on specified information about certain costs and expenses that are included on the face of the income statement for each interim and annual reporting period. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of ASU 2024-03 on the Company's consolidated financial statements.

Note 3 – Commercial Mortgage Loans Held for Investment

The following tables show a summary of the Company's commercial mortgage loans held for investment as of December 31, 2024 and 2023:

December 31, 2024

Loan Type (1)	Number of Loans	Principal Balance	Unamortized (fees)/costs, net	Allowance for credit losses	Carrying Value	Weighted Average Interest Rate (2)	Weighted Average Years to Maturity (3)
First mortgage loans	23	$ 549,303	$ 388	$ (9,898)	$ 539,793	7.7%	0.6
Credit loans	2	13,380	—	(4,000)	9,380	9.2%	1.9
Total and average	25	$ 562,683	$ 388	$ (13,898)	$ 549,173	7.7%	0.6

December 31, 2023

Loan Type (1)	Number of Loans	Principal Balance	Unamortized (fees)/costs, net	Allowance for credit losses	Carrying Value	Weighted Average Interest Rate (2)	Weighted Average Years to Maturity (3)
First mortgage loans	34	$ 729,380	$ 972	$ (21,809)	$ 708,543	8.8%	0.9
Credit loans	2	13,500	—	(40)	13,460	9.6%	2.4
Total and average	36	$ 742,880	$ 972	$ (21,849)	$ 722,003	8.8%	0.9

(1) First mortgage loans are first position mortgage loans and credit loans are mezzanine and subordinated loans.

(2) Weighted average interest rate is based on the loan spreads plus the applicable indices as of the last interest reset date, which is typically the 15th of each month. On December 15, 2024, the one-month term USD Secured Overnight Financing Rate ("SOFR")

(Dollar amounts in thousands, except per share amounts)

rate reset to 4.40%. On December 15, 2023, the SOFR rate reset to 5.36%. Weighted average interest rate excludes maturity default interest and interest on loans placed on nonaccrual status.

(3) Weighted average years to maturity excludes allowable extensions on the loans.

For the years ended December 31, 2024 and 2023, the activity in the Company's commercial mortgage loans, held-for-investment portfolio was as follows:

Year Ended December 31, 2024	**Commercial mortgage loans at cost**	**Allowance for credit losses**	**Carrying Value**
Balance at Beginning of Year	$ 743,852	$ (21,849)	$ 722,003
Loan originations/advances	10,217	—	10,217
Principal repayments	(123,778)	—	(123,778)
Sale of loan [1]	(12,749)	—	(12,749)
Amortization of loan origination and deferred exit fees	600	—	600
Origination fees and extension fees received on commercial loans	(1,184)	—	(1,184)
Transfer on foreclosure to real estate owned [2]	(53,887)	—	(53,887)
Provision for credit losses	—	(2,481)	(2,481)
Charge-offs [2]	—	10,432	10,432
Balance at End of Period	$ 563,071	$ (13,898)	$ 549,173

____

(1) Relates to sale of a loan at par. The loan was placed on nonaccrual status as of February 1, 2024 and any subsequent cash collected was being applied to the principal balance. The Company completed the sale of the loan in September 2024 and recognized a gain on sale of $929 on the loan. See Note 5 for further information.

(2) Relates to acquisition of two properties secured by a senior loan in July 2024 and one property secured by a senior loan in October 2024. See Note 13 - "Real Estate Owned" for additional information.

Year Ended December 31, 2023	**Commercial mortgage loans at cost**	**Allowance for credit losses**	**Carrying Value**
Balance at Beginning of Year	$ 845,866	$ (3,588)	$ 842,278
Adoption of ASU 2016-13	—	(4,787)	(4,787)
Balance at beginning of period after adoption	845,866	(8,375)	837,491
Loan originations/advances	23,073	—	23,073
Principal repayments	(107,520)	—	(107,520)
Sale of loan [1]	(17,433)	—	(17,433)
Amortization of loan origination and deferred exit fees	865	—	865
Origination fees and extension fees received on commercial loans	(999)	—	(999)
Provision for credit losses	—	(16,957)	(16,957)
Charge-offs [1]	—	3,483	3,483
Balance at End of Period	$ 743,852	$ (21,849)	$ 722,003

(1) The Company sold one loan during 2023. See Note 5 for further information.

(Dollar amounts in thousands, except per share amounts)

Allowance for Credit Losses

The following table presents the activity in the Company's allowance for credit losses:

Year Ended December 31, 2024	**Commercial Mortgage Loans**	**Unfunded Loan Commitments [(1)]**	**Total**
Balance at beginning of year	$ (21,849)	$ (289)	$ (22,138)
(Provision for) reversal of credit losses	(2,481)	193	(2,288)
Charge-offs [(2)]	10,432	—	10,432
Ending allowance for credit losses	$ (13,898)	$ (96)	$ (13,994)

____

(1) The reserve for expected credit losses related to unfunded loan commitments is recorded in "accrued expenses and other liabilities" on the consolidated balance sheets following the adoption of ASU 2016-13 on January 1, 2023.

(2) Relates to acquisition of two properties secured by a senior loan in July 2024 and one property secured by a senior loan in October 2024. See Note 13 - "Real Estate Owned" for additional information.

Year Ended December 31, 2023	**Commercial Mortgage Loans**	**Unfunded Loan Commitments [(1)]**	**Total**
Balance at beginning of year	$ (3,588)	$ —	$ (3,588)
Adoption of ASU 2016-13	(4,787)	(335)	(5,122)
Balance at beginning of year after adoption	(8,375)	(335)	(8,710)
(Provision for) reversal of credit losses	(16,957)	46	(16,911)
Charge-offs [(2)]	3,483	—	3,483
Ending allowance for credit losses	$ (21,849)	$ (289)	$ (22,138)

(1) The reserve for expected credit losses related to unfunded loan commitments is recorded in "accrued expenses and other liabilities" on the consolidated balance sheets following the adoption of ASU 2016-13 on January 1, 2023.

(2) Relates to sale of a loan during 2023. See Note 5 for further information.

As of December 31, 2024, the Company had a total CECL reserve of $13,994, which included an asset-specific component of $7,219 related to six loans. During the year ended December 31, 2024, the Company recognized $2,288 in additional provision for credit losses and reduced the CECL reserve by $10,432 with the charge-off of two loans. This CECL reserve reflects certain loans assessed for impairment in the Company's portfolio as well as reserves determined based on an analysis of macroeconomic conditions. See *"Asset-Specific CECL Reserve"* section below for further discussion on the loans with asset-specific CECL reserve.

As of December 31, 2023, the Company had a total CECL reserve of $22,138, which included an asset-specific component of $16,266 related to 4 loans. During the year ended December 31, 2023, the Company increased the CECL reserve by $22,033 which included $5,122 from adoption of ASU 2016-13 and $16,911 in provision for credit losses and reduced the CECL reserve by $3,483 with the charge-off of one loan, bringing the total CECL reserve to $22,138. This CECL reserve reflects certain loans assessed for impairment in the Company's portfolio as well as reserves determined based on an analysis of macroeconomic conditions. See "Asset-Specific CECL Reserve" section below for further discussion on the loans with asset-specific CECL reserve.

For further information on the Company's allowance for credit losses policy, see "Note 2 – Summary of Significant Accounting Policies."

(Dollar amounts in thousands, except per share amounts)

Credit Characteristics

As part of the Company's process for monitoring the credit quality of its investments, it performs a quarterly asset review of the investment portfolio and assigns risk ratings to each of its loans and certain securities it may own, such as CMBS. Risk factors include payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographic location, as well as national and regional economic factors. To determine the likelihood of loss, the loans are rated on a 5-point scale as follows:

Investment Grade	Investment Grade Definition
1	Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3	Performing investment requiring closer monitoring. Trends and risk factors show some deterioration. Collection of principal and interest is still expected.
4	Underperforming investment with the potential of some interest loss but still expecting a positive return on investment. Trends and risk factors are negative.
5	Underperforming investment with expected loss of interest and some principal.

All investments are assigned an initial risk rating of 2 at origination or acquisition.

As of December 31, 2024, 13 loans had a risk rating of 2, six had a risk rating of 3, four had a risk rating of 4 and two had a risk rating of 5. As of December 31, 2023, 24 loans had a risk rating of 2, seven had a risk rating of 3, three had a risk rating of 4 and two had a risk rating of 5.

Asset-Specific CECL Reserve

The table below provides the components of the asset-specific CECL reserve as of December 31, 2024 and 2023:

Loan Type	Collateral Type	December 31, 2024	December 31, 2023	
Senior	Office	$ —	$ 2,621	(1)
Senior	Office	—	3,603	(2)
Senior	Multifamily	—	7,073	(3)
Senior	Office	—	2,969	(4)
Credit	Office	4,000	—	(5)
Senior	Office	937	—	(6)
Senior	Office	1,080	—	(7)
Senior	Multifamily	212	—	(8)
Senior	Office	803	—	(9)
Senior	Industrial	187	—	(10)
Total		$ 7,219	$ 16,266	

(1) The loan was secured by two office properties, one located in Addison, TX, and the other located in Irving, TX, with an outstanding balance of $24,411 and no unfunded commitment as of December 31, 2023. The Company foreclosed on the two properties securing the loan on July 2, 2024. The Company intends to hold these properties as real estate held for use with the intent to eventually sell when the properties and market improve.

(2) The loan is secured by an office property in Charlotte, NC with an outstanding balance of $23,078 and no unfunded commitment as of December 31, 2024, and a maturity date of October 9, 2025. During the quarter ended September 30, 2024, the Company observed an increase in the in-place net operating income and other macroeconomic improvements which resulted in an improvement in the estimated value of the property. As the estimated value exceeded the loan balance, the asset-specific CECL reserve was reversed. In February 2025, the Company was notified that the borrower was delinquent on paying the property manager and, as a result, the Company notified the borrower that they were in default of the loan agreement. The Company began

(Dollar amounts in thousands, except per share amounts)

foreclosure procedures in March 2025 pending resolution by the borrower. The Company has an allocated CECL reserve of $1.8 million on the loan as of December 31, 2024. The loan has a risk rating of 5 as of December 31, 2024.

(3) The loan was secured by a multifamily property in Portland, OR with an outstanding balance of $29,550 and no unfunded commitment as of December 31, 2023. On October 23, 2024, the Company foreclosed on the property securing the loan. The Company intends to hold the property as real estate held for use with the intent to eventually sell when the property and market improve.

(4) The loan was secured by an office property in Reston, VA with an outstanding loan balance of $13,647 and an unfunded commitment of $4,353 as of December 31, 2023. The loan had a maturity date of March 9, 2024. In September 2024, the Company sold the loan to a third party at par plus a portion of accrued interest recognizing a gain of $929.

(5) The loan is secured by an office property in Las Vegas, NV with an outstanding balance of $5,880 and no unfunded commitment as of December 31, 2024, and a maturity date of October 6, 2024 for which the Company has recorded an asset-specific CECL reserve of $4,000 as of December 31, 2024. The office property has a single tenant that will possibly vacate the property at the end of its lease term, which is after the loan maturity date. The Company has negotiated a possible settlement with the borrower which is reflected in the asset-specific CECL reserve. The loan has a risk rating of 5 as of December 31, 2024 and has been on nonaccrual status since July 1, 2024.

(6) The loan is secured by an office property in Memphis, TN with an outstanding balance of $2,862 and no unfunded commitment as of December 31, 2024, and a maturity date of November 9, 2026. During the fourth quarter of 2024, the borrower sold a property included in the loan and paid down the principal balance of $5,072 and the Company extended the loan for one year. The Company has recorded an asset-specific CECL reserve of $937 as of December 31, 2024 as the estimated value of the property securing the loan was below the loan balance. The loan has a risk rating of 3 as of December 31, 2024.

(7) The loan is secured by an office property in San Diego, CA with an outstanding balance of $13,626 and an unfunded commitment of $669 as of December 31, 2024, and a maturity date of October 9, 2025. The Company has recorded an asset-specific CECL reserve of $1,080 as of December 31, 2024 as the estimated value of the property securing the loan was below the loan balance. The loan has a risk rating of 4 as of December 31, 2024.

(8) The loan is secured by a multifamily property in Arlington, TX with an outstanding balance of $24,331 and no unfunded commitment as of December 31, 2024, and a maturity date of December 9, 2025. The Company has recorded an asset-specific CECL reserve of $212 as of December 31, 2024 as the estimated value of the property securing the loan was below the loan balance. The loan has a risk rating of 3 as of December 31, 2024.

(9) The loan is secured by an office property in Honolulu, HI with an outstanding balance of $13,450 and no unfunded commitment as of December 31, 2024. The loan matured on April 9, 2023 and is currently accruing default interest. The Company is negotiating an extension to allow the borrower to obtain long-term financing or other bridge financing. The Company has recorded an asset-specific CECL reserve of $803 as of December 31, 2024 as the estimated value of the property securing the loan was below the loan balance. The loan has a risk rating of 4 as of December 31, 2024.

(10) The loan is secured by an industrial property in Mangonia Park, FL with an outstanding balance of $17,096 and an unfunded commitment of $402 as of December 31, 2024, and a maturity date of April 9, 2025. The Company has recorded an asset-specific CECL reserve of $187 as of December 31, 2024 as the estimated value of the property securing the loan was below the loan balance. The loan has a risk rating of 2 as of December 31, 2024.

During the year ended December 31, 2024, the Company recognized $426 in interest income related to the nonaccrual status loans. During the year ended December 31, 2024, there was no reversal of interest income as a result of placing the loans on nonaccrual status. For the year ended December 31, 2024, the total interest income forgone after placing these loans on nonaccrual status was $4,599.

During the year ended December 31, 2023, the Company recognized $3,045 in interest income related to the nonaccrual status loans, which is net of a reversal of $624 in interest income as a result of placing the loans on nonaccrual status. For the year ended December 31, 2023, the total interest income forgone after placing these loans on nonaccrual status was $1,621.

Loan Modifications

The Company may amend or modify a loan based on its specific facts and circumstances. These modifications are often in the form of a term extension to provide the borrower additional time to refinance or sell the collateral property in order to repay the principal balance of the loan. Such extensions are generally made at the loan's contractual interest rate and may require an extension fee be paid to the

(Dollar amounts in thousands, except per share amounts)

Company. During the year ended December 31, 2024, the Company made one such modification which is disclosable under ASU 2022-02, *Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02"), as it was considered an other-than-insignificant payment delay for a borrower experiencing financial difficulty. In this instance, the Company granted a two-year term extension, which can be further extended by one year subject to certain terms and conditions, for a senior loan secured by an office property located in Charlotte, NC described above. The Company waived maturity default interest of $738 on the loan. No principal was forgiven as a result of the modification. The modification provides for payment-in-kind of any accrued interest that exceeds a per annum rate of 4%. The loan's modified terms were included in the determination of the CECL reserve. The loan had an amortized cost basis of $23,078, representing 4.1% of the Company's commercial mortgage loans as of December 31, 2024.

During the year ended December 31, 2023, the Company made one such modification which is disclosable under ASU 2022-02, as it was considered an other-than-insignificant payment delay for a borrower experiencing financial difficulty. In this instance, the Company granted a 7-month term extension for a senior loan secured by a multifamily property located in Portland, OR described above. No principal or interest was forgiven and no extension fee was received as a result of the modification. The loan's modified terms were included in the determination of the CECL reserve. The loan had an amortized cost basis of $22,477, net of the $7,073 of asset-specific CECL reserve on the loan, representing 3.1% of the Company's commercial mortgage loans as of December 31, 2023. No interest income was accrued on the loan after it was placed on nonaccrual status.

Note 4 – Repurchase Agreements and Credit Facilities

On February 15, 2018, the Company, through a wholly-owned subsidiary, entered into a master repurchase agreement (the "Atlas Repo Facility") with Column Financial, Inc. as administrative agent for certain of its affiliates. As the Company's business grew, it extended the maturity date of the Atlas Repo Facility. The most recent extension was in November 2023 for a twelve-month term and the maximum advance amount was reduced to $100,000. On February 8, 2023, Column Financial, Inc. and affiliated parties sold and assigned their interest in the Atlas Repo Facility to Atlas Securitized Products Investments 2, L.P. ("Atlas") with no changes to the terms of the Atlas Repo Facility. Advances under the Atlas Repo Facility accrued interest at a per annum annual rate equal to SOFR plus 2.50% to 3.00% with a 0.15% to 0.25% floor. The Company paid off the outstanding balance on the Atlas Repo Facility in May 2023. The Atlas Repo Facility matured on November 8, 2024 and the Company chose not to extend the facility.

On May 6, 2019, the Company, through a wholly owned subsidiary, entered into an uncommitted master repurchase agreement (the "JPM Repo Facility") with JPMorgan Chase Bank, National Association ("JPM"). The JPM Repo Facility provides up to $150,000 in advances that the Company expects to use to finance the acquisition or origination of eligible loans and participation interests therein. Advances made prior to December 2021 under the JPM Repo Facility accrue interest at per annum rates equal to the sum of (i) the applicable one-month USD London Interbank Offered Rate ("LIBOR") index rate plus (ii) a margin of between 1.75% to 2.50% with no floor, depending on the attributes of the purchased assets. Advances made subsequent to December 2021 under the JPM Repo Facility accrue interest at per annum rates equal to the sum of SOFR plus an agreed upon margin. As of December 31, 2024, all of the advances made under the JPM Repo Facility were indexed to SOFR and have margins between 1.85% to 2.85% with a floor between 0.00% to 2.00%. In May 2022, the maturity date of the JPM Repo Facility was extended to May 6, 2023. On May 5, 2023, the Company entered into an amendment that extended the maturity date to May 6, 2026, with the option to extend the maturity date further to May 6, 2028 subject to two optional one-year extensions. The amendment also increased the maximum facility amount to $526,076. The Company used the increased capacity to pay off the balance on the Atlas Repo Facility. The JPM Repo Facility is subject to certain financial covenants. The Company was in compliance with all financial covenant requirements as of December 31, 2024 and 2023.

On March 10, 2021, the Company, through a wholly owned subsidiary, entered into a loan and security agreement and a promissory note (collectively, the "WA Credit Facility") with Western Alliance Bank ("Western Alliance"). The WA Credit Facility provides for loan advances up to the lesser of $75,000 or the borrowing base. The borrowing base consists of eligible assets pledged to and accepted by Western Alliance in its discretion up to the lower of (i) 60% to 70% of loan-to-unpaid balance or (ii) 45% to 50% of the loan-to-appraised value (depending on the property type underlying the asset, for both (i) and (ii)). Assets that would otherwise be eligible become ineligible after being pledged as part of the borrowing base for 36 months. Advances under the WA Credit Facility accrue interest at an annual rate equal to one-month LIBOR plus 3.25% with a floor of 0.75%. The initial maturity date of the WA Credit Facility was March 10, 2023. On March 9, 2023, the Company extended the maturity date of the WA Credit Facility to March 10, 2025, modified that loan advances are up to the lesser of $40,000 or the borrowing base, and changed the index rate from LIBOR to SOFR. In addition, the spread increased to 3.50% and the floor to 2.50%. The Company has an option to convert the loan made pursuant to the WA Credit Facility upon its initial maturity to a term loan with the same interest rate and floor and a maturity of two years in exchange for, among other things, a conversion fee of 0.25% of the outstanding amount at the time of conversion. The WA Credit Facility requires maintenance of an average unrestricted aggregate deposit account balance with Western Alliance of not less than $3,750 until the

(Dollar amounts in thousands, except per share amounts)

calendar quarter ending on June 30, 2023 and not less than $5,000 commencing with the calendar quarter ending on September 30, 2023. Failure to meet the minimum deposit balance will result in, among other things, the interest rate of the WA Credit Facility increasing by 0.50% per annum for each quarter in which the compensating balances are not maintained. The Company paid off the outstanding balance on the WA Credit Facility in May 2024 and had no outstanding balance as of December 31, 2024. As there were no borrowings outstanding, the Company was not subject to any financial covenants. The Company decided the WA Credit Facility was no longer necessary and chose not to renew it when it matured on March 10, 2025.

The JPM Repo Facility, Atlas Repo Facility (prior to its maturity) and WA Credit Facility (collectively, the "Facilities") are used to finance eligible loans and each act in the manner of a revolving credit facility that can be repaid as the Company's assets are paid off and re-drawn as advances against new assets.

The details of the Facilities as of December 31, 2024 and 2023 are as follows:

December 31, 2024

					Weighted Average	
	Committed Financing	Amount Outstanding (1)	Accrued Interest Payable	Collateral Pledged	Interest Rate	Days to Maturity
JPM Repo Facility	$ 526,076	$ 360,677	$ 958	$ 496,287	6.79%	1,222
Total Repurchase Facilities — commercial mortgage loans	526,076	360,677	958	496,287	6.79%	1,222
WA Credit Facility	40,000	—	—	—	—	69
	$ 566,076	$ 360,677	$ 958	$ 496,287	6.79%	1,222

December 31, 2023

					Weighted Average	
	Committed Financing	Amount Outstanding (1)	Accrued Interest Payable	Collateral Pledged	Interest Rate	Days to Maturity
Atlas Repo Facility	$ 100,000	$ —	$ —	$ —	—	678
JPM Repo Facility	526,076	457,438	1,385	644,201	7.78%	1,588
Total Repurchase Facilities — commercial mortgage loans	626,076	457,438	1,385	644,201	7.78%	1,588
WA Credit Facility	40,000	9,498	42	13,647	9.34% (2)	435
	$ 666,076	$ 466,936	$ 1,427	$ 657,848	7.81%	1,565

____

(1) Excluding $0 of unamortized debt issuance costs as of December 31, 2024 and 2023.

(2) Includes 0.50% additional interest rate during the third and fourth quarters of 2023 as the minimum deposit balance was not met by the Company as of June 30, 2023.

Note 5 – Loan Participations Sold, Net

On November 15, 2021, the Company sold a non-recourse senior participation interest in nine first mortgage loans to a third party. Under the loan participation agreement, in the event of default by the underlying mortgagor, any amounts paid are first allocated to the third party before any amounts are allocated to the Company's subordinate interest. The Company, as the directing participant in the loan participation agreement, is entitled to exercise, without the consent of the third party, each of the consent approval and control rights under the applicable underlying mortgage loan documents with a few exceptions. The Company requires the third party's approval for any modification or amendment to the loan, a bankruptcy plan for an underlying mortgagor where the third party would incur an out-of-pocket loss, or any transfer of the underlying mortgaged property if the Company's approval is required by the underlying mortgage documents. The Company remains the directing participant unless certain conditions are met related to losses on the property or if the mortgagor is an affiliate of the Company. In the former case, the Company may post cash or short-term U.S. government securities as collateral to retain the rights of the directing participant.

The third party, as the senior participation interest holder, receives interest and principal payments from the borrower until they receive the amounts to which they are entitled. All expenses or losses on the underlying mortgages are allocated first to the Company and then

(Dollar amounts in thousands, except per share amounts)

to the third party. If the underlying mortgage is in default, the Company will have the option to purchase the third party's participation interest and remove it from the loan participation agreement.

The financing or transfer of a portion of a loan by the non-recourse sale of a senior interest in the loan through a participation agreement generally does not qualify as a sale under GAAP. Therefore, in this instance, the Company presents the whole loan as an asset and the loan participation sold as a liability on the consolidated balance sheet until the loan is repaid. The obligation to pay principal and interest on these liabilities is generally based on the performance of the related loan obligation. The gross presentation of loan participations sold does not impact stockholders' equity or net income.

During July 2023, the Company sold a senior office loan located in Alexandria, VA that had a risk rating of 5. The loan originally had a senior participation sold under a loan participation agreement to a third party. The Company sold its interest in the loan to the participant counterparty to extinguish the debt. The Company had previously recorded an asset-specific CECL reserve of $3,483 for this loan which was charged-off against the CECL reserve. The loan was on nonaccrual status since March 2023, and the Company only recognized interest income in the amount due to the loan participant and any net cash collected was applied against the principal balance of the loan. During the year ended December 31, 2023, the Company recognized $531 in interest income and $426 in interest expense on this loan.

On July 2, 2024, the Company acquired legal title to two office properties through non-judicial foreclosure transactions. The underlying loan was subject to the loan participation agreement. Upon foreclosure, the Company is still subject to the participation payments to the third party. Such payments are based on the underlying properties' net income before depreciation adjusted for any non-cash revenue. If the monthly payment exceeds the interest due under the participation agreement, the excess is paid to the third party and recorded as a reduction of accrued and unpaid interest first and then as a reduction of the principal. If the monthly payment is less than the interest due under the participation agreement, the shortfall is accrued as interest payable. During the year ended December 31, 2024, the total monthly payments were $816 and the interest due under the participation agreement was $695. As a result, the excess of $121 resulted in a paydown of accrued and unpaid interest. The participation payments have been included within interest expense in the accompanying consolidated statements of operations. As of December 31, 2024, the Company had $764 in accrued but unpaid interest on the two properties.

The following tables detail the Company's loan participations sold as of December 31, 2024 and 2023:

	December 31, 2024					
Loan Participations Sold	**Count**	**Principal Balance**	**Book Value**	**Yield/Cost (1)**	**Guarantee (2)**	**Weighted Average Maximum Maturity (4)**
Total Loans	2	$ 36,528	$ 29,294	SOFR+3.6%	n/a	0.77
Senior participations (3)(5)	3	$ 48,524	$ 48,524	SOFR+2.0%	n/a	0.77

	December 31, 2023					
Loan Participations Sold	**Count**	**Principal Balance**	**Book Value**	**Yield/Cost (1)**	**Guarantee (2)**	**Weighted Average Maximum Maturity (4)**
Total Loans	4	$ 71,352	$ 65,435	SOFR+3.5%	n/a	0.11
Senior participations (3)	4	$ 57,226	$ 57,226	SOFR+2.0%	n/a	0.11

(1) The yield/cost is the present value of all future principal and interest payments on the loan or participation interest and does not include any origination fees or deferred commitment fees. The yield/cost excludes maturity default interest and interest on loans placed on nonaccrual status.
(2) As of December 31, 2024 and 2023, the loan participations sold were non-recourse to the Company.
(3) During the years ended December 31, 2024 and 2023, the Company recorded $3,762 and $4,914 of interest expense related to loan participations sold, respectively.
(4) Based on the furthest maximum maturity date of all the loans subject to the participation agreement.
(5) Includes participation interest related to the foreclosed properties described above.

(Dollar amounts in thousands, except per share amounts)

Note 6 – Stockholders' Equity

Preferred Stock Offering

On September 22, 2021, the Company issued and sold 3,500,000 shares of the Series A Preferred Stock at a public offering price of $25.00 per share. The Company also granted the underwriters a 30-day option to purchase an additional 525,000 shares to cover over-allotments. In addition, on October 15, 2021, Raymond James & Associates, Inc., as representative of the underwriters, partially exercised their over-allotment option to purchase an additional 100,000 shares of Series A Preferred Stock. The Series A Preferred Stock were issued and sold pursuant to an effective registration statement on Form S-11 (File No. 333-258802) filed with the SEC. The Company received net proceeds of approximately $86,310, after underwriter's discount and issuance costs and contributed the net proceeds to the Operating Partnership in exchange for an equivalent number of Series A units in the Operating Partnership.

Dividends on the Series A Preferred Stock are cumulative and payable quarterly in arrears at a rate per annum equal to 6.75% per annum of the $25.00 liquidation preference (the "Initial Rate"). Subject to certain exceptions, upon a Downgrade Event (as such term is defined in the Articles Supplementary designating the Series A Preferred Stock (the "Articles Supplementary")) or where any shares of the Series A Preferred Stock remain outstanding after September 22, 2026, the Series A Preferred Stock will thereafter accrue cumulative cash dividends at a rate higher than the Initial Rate.

Subject to certain exceptions, upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of the Company's shares of Class I common stock as provided for in the Articles Supplementary.

The Company may not redeem the Series A Preferred Stock prior to September 22, 2026, except in limited circumstances relating to maintaining the Company's qualification as a REIT and in connection with a Change of Control. On and after September 22, 2026, the Company may, at its option, redeem the Series A Preferred Stock, in whole or from time-to-time in part, at a price of $25.00 per share of Series A Preferred Stock plus an amount equal to accrued and unpaid dividends (whether or not declared), if any. The Series A Preferred Stock has no maturity date and will remain outstanding indefinitely unless redeemed by the Company or converted by the holder pursuant to its terms (as set forth in the Articles Supplementary).

On August 11, 2022, the Board authorized and approved a share repurchase program (the "Series A Preferred Repurchase Program") pursuant to which the Company was permitted to repurchase up to the lesser of 1,000,000 shares or $15,000 of the outstanding shares of the Company's Series A Preferred Stock through December 31, 2022. On November 10, 2022, the Board approved to extend the Series A Preferred Repurchase Program through December 31, 2023. Under the Series A Preferred Repurchase Program, repurchases of shares of the Company's Series A Preferred Stock were to be made at management's discretion from time to time through open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws. During the year ended December 31, 2024 and 2023, the Company repurchased and retired zero and 4,143 shares, respectively, of Series A Preferred Stock resulting in a gain of zero and $21, respectively, from these repurchases. On January 30, 2023, the Board approved the termination of the Series A Preferred Repurchase Program.

The Series A Preferred Stock is listed on the New York Stock Exchange under the symbol ICR PR A.

Share Activity for Common Stock and Preferred Stock

The following tables detail the change in the Company's outstanding shares of all classes of common and preferred stock, including restricted common stock:

Year Ended December 31, 2024	**Preferred Stock**	**Common Stock**					
	Series A	**Class P**	**Class A**	**Class T**	**Class S**	**Class D**	**Class I**
Beginning balance	3,544,553	8,562,777	745,887	290,345	—	48,015	469,168
Issuance of restricted shares	—	—	—	—	—	—	1,812
Administrative correction	—	—	(6)	—	—	—	—
Ending balance	3,544,553	8,562,777	745,881	290,345	—	48,015	470,980

(Dollar amounts in thousands, except per share amounts)

Year Ended December 31, 2023	Preferred Stock	Common Stock					
	Series A	Class P	Class A	Class T	Class S	Class D	Class I
Beginning balance	3,548,696	8,562,777	743,183	286,341	—	47,888	452,667
Issuance of shares	—	—	1,445	3,453	—	—	12,386
Repurchase and retirement of preferred stock	(4,143)	—	—	—	—	—	—
Distribution reinvestment	—	—	1,259	551	—	127	2,393
Issuance of restricted shares	—	—	—	—	—	—	1,722
Ending balance	3,544,553	8,562,777	745,887	290,345	—	48,015	469,168

Year Ended December 31, 2022	Preferred Stock	Common Stock					
	Series A	Class P	Class A	Class T	Class S	Class D	Class I
Beginning balance	3,600,000	9,492,939	659,270	388,099	—	47,298	380,218
Issuance of shares	—	—	107,721	46,977	—	—	67,316
Repurchase and retirement of preferred stock	(51,304)	—	—	—	—	—	—
Distribution reinvestment	—	—	12,662	6,307	—	1,548	16,212
Issuance of restricted shares	—	—	—	—	—	—	1,534
Redemptions	—	(930,162)	(36,470)	(155,042)	—	(958)	(12,613)
Ending balance	3,548,696	8,562,777	743,183	286,341	—	47,888	452,667

During the year ended December 31, 2024, the Company did not issue any shares in the Public Offerings.

During the year ended December 31, 2023, the Company issued shares in the Public Offerings at an average price per share of $19.55 with total net proceeds, including proceeds from the DRP, of $183 after offering costs of $240.

During the year ended December 31, 2022, the Company issued shares in the Public Offerings at an average price per share of $20.31 with total net proceeds, including proceeds from the DRP, of $3,722 after offering costs of $1,532.

(Dollar amounts in thousands, except per share amounts)

Distributions

Common Stock

The table below presents the aggregate annualized and monthly distributions declared by record date for all classes of shares of common stock since January 1, 2022.

Record date	Aggregate annualized gross distribution declared per share of common stock	Aggregate monthly gross distribution declared per share of common stock
January 31, 2022	$ 1.2500	$ 0.1042
February 28, 2022	$ 1.2500	$ 0.1042
March 31, 2022	$ 1.2500	$ 0.1042
April 30, 2022	$ 1.2500	$ 0.1042
May 31, 2022	$ 1.2500	$ 0.1042
June 30, 2022	$ 1.2500	$ 0.1042
July 31, 2022	$ 1.2500	$ 0.1042
August 31, 2022	$ 1.2500	$ 0.1042
September 30, 2022	$ 1.2500	$ 0.1042
October 31, 2022	$ 1.2500	$ 0.1042
November 30, 2022	$ 1.2500	$ 0.1042
December 31, 2022	$ 1.2500	$ 0.1042
January 31, 2023	$ 1.2500	$ 0.1042
February 28, 2023	$ 1.2500	$ 0.1042
March 31, 2023	$ 1.2500	$ 0.1042
April 30, 2023	$ 1.2500	$ 0.1042
May 31, 2023	$ 1.2500	$ 0.1042
June 30, 2023	$ 1.2500	$ 0.1042
July 31, 2023	$ 1.2500	$ 0.1042
August 31, 2023	$ 1.2500	$ 0.1042
September 30, 2023	$ 1.2500	$ 0.1042
October 31, 2023	$ 1.2500	$ 0.1042
November 30, 2023	$ 1.2500	$ 0.1042
December 31, 2023	$ 1.2500	$ 0.1042
January 31, 2024	$ 1.2500	$ 0.1042
February 29, 2024	$ 1.2500	$ 0.1042
March 31, 2024	$ 1.2500	$ 0.1042
April 30, 2024	$ 1.2500	$ 0.1042
May 31, 2024	$ 1.2500	$ 0.1042
June 30, 2024	$ 1.2500	$ 0.1042
July 31, 2024	$ 1.2500	$ 0.1042
August 31, 2024	$ 1.2500	$ 0.1042
September 30, 2024	$ 1.2500	$ 0.1042
October 31, 2024	$ 1.2500	$ 0.1042
November 30, 2024	$ 1.2500	$ 0.1042
December 31, 2024	$ 1.2500	$ 0.1042

The gross distribution was reduced each month for Class D and Class T of the Company’s common stock for applicable class-specific stockholder servicing fees to arrive at a lower net distribution amount paid to those classes. For a description of the stockholder servicing fees applicable to Class D, Class S and Class T shares of the Company’s common stock, please see “Note 10 – Transactions with Related Parties” below. Since the IPO and through December 31, 2024, the Company had not issued any shares of Class S common stock.

(Dollar amounts in thousands, except per share amounts)

The following table shows the monthly net distribution per share for shares of Class D and Class T common stock since January 1, 2022.

Record date	Monthly net distribution declared per share of Class D common stock	Monthly net distribution declared per share of Class T common stock
January 31, 2022	$ 0.0999	$ 0.0896
February 28, 2022	$ 0.1003	$ 0.0910
March 31, 2022	$ 0.0999	$ 0.0898
April 30, 2022	$ 0.1001	$ 0.0903
May 31, 2022	$ 0.1000	$ 0.0899
June 30, 2022	$ 0.1001	$ 0.0904
July 31, 2022	$ 0.1000	$ 0.0899
August 31, 2022	$ 0.1000	$ 0.0900
September 30, 2022	$ 0.1001	$ 0.0905
October 31, 2022	$ 0.1000	$ 0.0900
November 30, 2022	$ 0.1002	$ 0.0905
December 31, 2022	$ 0.1000	$ 0.0900
January 31, 2023	$ 0.1000	$ 0.0900
February 28, 2023	$ 0.1004	$ 0.0914
March 31, 2023	$ 0.1001	$ 0.0903
April 30, 2023	$ 0.1002	$ 0.0907
May 31, 2023	$ 0.1001	$ 0.0903
June 30, 2023	$ 0.1004	$ 0.0912
July 31, 2023	$ 0.1005	$ 0.0916
August 31, 2023	$ 0.1005	$ 0.0915
September 30, 2023	$ 0.1006	$ 0.0920
October 31, 2023	$ 0.1005	$ 0.0916
November 30, 2023	$ 0.1006	$ 0.0920
December 31, 2023	$ 0.1005	$ 0.0916
January 31, 2024	$ 0.1006	$ 0.0919
February 29, 2024	$ 0.1008	$ 0.0927
March 31, 2024	$ 0.1006	$ 0.0920
April 30, 2024	$ 0.1007	$ 0.0925
May 31, 2024	$ 0.1006	$ 0.0921
June 30, 2024	$ 0.1008	$ 0.0925
July 31, 2024	$ 0.1006	$ 0.0921
August 31, 2024	$ 0.1007	$ 0.0922
September 30, 2024	$ 0.1008	$ 0.0926
October 31, 2024	$ 0.1007	$ 0.0922
November 30, 2024	$ 0.1008	$ 0.0926
December 31, 2024	$ 0.1007	$ 0.0922

Total distributions declared for Class P, Class A, Class T, Class D and Class I shares for the year ended December 31, 2024 were $10,704, $932, $322, $58 and $587, respectively. Total distributions declared for Class P, Class A, Class T, Class D and Class I shares for the year ended December 31, 2023 were $10,704, $932, $318, $58 and $585 respectively. Total distributions declared for Class P, Class A, Class T, Class D and Class I shares for the year ended December 31, 2022 were $11,245, $869, $416, $57 and $495, respectively.

Series A Preferred Stock

Series A Preferred Stock dividends are paid quarterly in arrears based on an annualized distribution rate of 6.75% of the $25.00 per share liquidation preference, or $1.6875 per share per annum.

(Dollar amounts in thousands, except per share amounts)

The tables below present the aggregate distributions declared per share for each applicable class of common stock and preferred stock during the years ended December 31, 2024, 2023 and 2022. The tables exclude distributions declared for any month for a class of shares of stock when there were no shares of that class outstanding on the applicable record date.

Year Ended December 31, 2024	**Preferred Stock**	**Common Stock**					
	Series A	**Class P**	**Class A**	**Class T**	**Class S**	**Class D**	**Class I**
Aggregate gross distributions declared per share	$ 1.6875	$ 1.2500	$ 1.2500	$ 1.2500	$ —	$ 1.2500	$ 1.2500
Stockholder servicing fee per share	N/A	N/A	N/A	0.1424	—	0.0416	N/A
Net distributions declared per share	$ 1.6875	$ 1.2500	$ 1.2500	$ 1.1076	$ —	$ 1.2084	$ 1.2500

Year Ended December 31, 2023	**Preferred Stock**	**Common Stock**					
	Series A	**Class P**	**Class A**	**Class T**	**Class S**	**Class D**	**Class I**
Aggregate gross distributions declared per share	$ 1.6875	$ 1.2500	$ 1.2500	$ 1.2500	$ —	$ 1.2500	$ 1.2500
Stockholder servicing fee per share	N/A	N/A	N/A	0.1558	—	0.0456	N/A
Net distributions declared per share	$ 1.6875	$ 1.2500	$ 1.2500	$ 1.0942	$ —	$ 1.2044	$ 1.2500

Year Ended December 31, 2022	**Preferred Stock**	**Common Stock**					
	Series A	**Class P**	**Class A**	**Class T**	**Class S**	**Class D**	**Class I**
Aggregate gross distributions declared per share	$ 1.6875	$ 1.2504	$ 1.2504	$ 1.2504	$ —	$ 1.2504	$ 1.2504
Stockholder servicing fee per share	N/A	N/A	N/A	0.1685	—	0.0498	N/A
Net distributions declared per share	$ 1.6875	$ 1.2504	$ 1.2504	$ 1.0819	$ —	$ 1.2006	$ 1.2504

As of December 31, 2024 and 2023, distributions declared but not yet paid amounted to $1,051 and $1,050, respectively.

Distribution Reinvestment Plan

The Company adopted a DRP, effective May 3, 2019, whereby Class A, Class T, Class S, Class D and Class I stockholders have the option to have their cash distributions reinvested in additional shares of common stock. Any cash distributions attributable to the class or classes of shares owned by participants in the DRP will be immediately reinvested in shares on behalf of the participants on the business day such distribution would have been paid to such stockholder.

The per share purchase price for shares purchased pursuant to the DRP is equal to the most recently published transaction price at the time the distribution is payable. Stockholders do not pay upfront selling commissions when purchasing shares pursuant to the DRP. The stockholder servicing fees with respect to Class T shares, Class S shares and Class D shares are calculated based on the NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the DRP. Shares acquired under the DRP will entitle the participant to the same rights and be treated in the same manner as shares of that class purchased in the Public Offerings.

The Company reserves the right to amend any aspect of its DRP without the consent of its stockholders, provided that notice of any material amendment is sent to participants at least ten business days prior to the effective date of that amendment. In addition, the Company may suspend or terminate the DRP for any reason at any time upon ten business days' prior written notice to participants. A stockholder's participation in the plan will be terminated to the extent that a reinvestment of such stockholder's distributions in the Company's shares would cause the percentage ownership or other limitations contained in the Company's charter to be violated. Participants may terminate their participation in the DRP with five business days' prior written notice to the Company.

On January 30, 2023, the Board suspended, among other things, the operation of the DRP, effective as of February 10, 2023.

(Dollar amounts in thousands, except per share amounts)

During the year ended December 31, 2024, the Company did not receive any proceeds from the DRP. During the year ended December 31, 2023, the Company received proceeds from the DRP totaling $85 at an average price per share of $19.53. During the year ended December 31, 2022, the Company received proceeds from the DRP totaling $725 at an average price per share of $19.73.

Share Repurchase Plan

The Company adopted a SRP, effective May 3, 2019, whereby on a monthly basis, stockholders who have held their shares of common stock for at least one year may request that the Company repurchase all or any portion of their shares.

The Company may repurchase fewer shares than have been requested in any particular month to be repurchased under its SRP, or none at all, in its discretion at any time. In addition, the total amount of aggregate repurchases of shares will be limited to no more than 2% of the aggregate NAV per month and no more than 5% of the aggregate NAV per calendar quarter.

The Board may modify, suspend or terminate the SRP if it deems such action to be in the Company's best interest and the best interest of its stockholders.

The total amount of aggregate repurchases of shares is limited as set forth in the SRP (no more than 2% of the Company's aggregate NAV per month as of the last day of the previous calendar month and no more than 5% of the Company's aggregate NAV per calendar quarter with NAV measured as of the last day of the previous calendar quarter). On January 30, 2023, the Board unanimously approved, effective immediately, the suspension of the operation of the SRP.

During the years ended December 31, 2024 and 2023, the Company repurchased no shares of common stock. During the year ended December 31, 2022, the Company repurchased $22,367 of common stock at an average price per share of $19.70.

Note 7 – Net Income (Loss) Per Share Attributable to Common Stockholders

Basic earnings per share attributable to common stockholders ("EPS") is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) attributable to common stockholders by the common shares plus common share equivalents. The Company's common share equivalents are unvested restricted shares. For the year ended December 31, 2024, 984 additional shares related to restricted shares were included in the computation of diluted earnings per share because the effect of those common share equivalents was dilutive. For the year ended December 31, 2023, no additional shares related to restricted shares were included in the computation of diluted earnings per share due to the net loss for the year. For the year ended December 31, 2022, 830 additional shares related to common share equivalents were included in the computation of diluted earnings per share because the effect of those common share equivalents was dilutive. The Company excludes antidilutive restricted shares from the calculation of weighted-average shares for diluted earnings per share. There were 673, 676 and 645 antidilutive restricted shares for the years ended December 31, 2024, 2023 and 2022, respectively. For further information about the Company's restricted shares, see Note 11 – "Equity Based Compensation."

The following table is a summary of the basic and diluted net income (loss) per share attributable to common stockholders computation for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income (loss) attributable to common stockholders	$ 6,688	$ (10,398)	$ 4,430
Weighted average shares outstanding, basic	10,116,738	10,114,606	10,605,242
Weighted average shares outstanding, diluted	10,117,722	10,114,606	10,606,072
Net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.66	$ (1.03)	$ 0.42

Note 8 – Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

InPoint Commercial Real Estate Income, Inc.
Notes to Consolidated Financial Statements
December 31, 2024
(Dollar amounts in thousands, except per share amounts)

The Company has made a commitment to advance additional funds under certain of its CRE loans if the borrower meets certain conditions. As of December 31, 2024 and 2023, the Company had 14 and 27 commercial mortgage loans, respectively, with a total remaining future funding commitment of $10,615 and $31,021, respectively. The Company could advance future funds at its discretion if requested by the borrower and the borrower meets certain requirements as specified in individual loan agreements.

Note 9 – Segment Reporting

The Company operates as one reportable segment, as defined by GAAP, which originates and acquires mortgage loans and related assets for the years ended December 31, 2024, 2023 and 2022. The segment derives its income primarily from interest from its portfolio of commercial mortgage loans secured by real estate and related assets. The accounting policies of the segment are the same as those described in the summary of significant accounting policies for the Company. The chief operating decision maker ("CODM") assesses performance for the segment and decides how to allocate resources based on net interest income and net income (loss) which are reported on the accompanying consolidated statements of operations as net interest income and net income (loss), respectively. All the significant segment expenses that are provided to the CODM are reported in the accompanying consolidated statements of operations. The measure of segment assets is reported on the balance sheet as total assets. The Company's CODM is its Chief Executive Officer.

Note 10 – Transactions with Related Parties

As of December 31, 2024 and 2023, the Advisor had invested $1,000 in the Company through the purchase of 40,040 Class P Shares. The purchase price per Class P Share for the Advisor's investment was the Transaction Price, with no payment of selling commissions, dealer manager fees or organization and offering expenses. The Advisor has agreed pursuant to its subscription agreement that, for so long as it or its affiliate is serving as the Advisor, (i) it will not sell or transfer at least 8,000 of the Class P Shares that it has purchased, accounting for $200 of its investment, to an unaffiliated third party; (ii) it will not be eligible to submit a request for these 40,040 Class P Shares pursuant to the Company's SRP prior to the fifth anniversary of the date on which such shares were purchased (November 2021); and (iii) repurchase requests made for these Class P Shares will only be accepted (a) on the last business day of a calendar quarter, (b) after all repurchase requests from all other stockholders for such quarter have been accepted and (c) to the extent that such repurchases do not cause total repurchases in the quarter in which they are being repurchased to exceed that quarter's repurchase cap.

As of December 31, 2024 and 2023, Sound Point Capital Management, LP ("Sound Point"), an affiliate of the Sub-Advisor, had invested $3,000 in the Company through the purchase of 120,000 Class P Shares. The purchase price per Class P Share for this investment was the Transaction Price, with no payment of selling commissions, dealer manager fees or organization and offering expenses. Sound Point has agreed pursuant to its subscription agreement that, for so long as the Sub-Advisor or its affiliate is serving as the Sub-Advisor, (i) it will not be eligible to submit a request for the repurchase of these 120,000 shares pursuant to the Company's SRP prior to the fifth anniversary of the date on which such shares were purchased (November 2021); and (ii) repurchase requests made for these Class P Shares will only be accepted (a) on the last business day of a calendar quarter, (b) after all repurchase requests from all other stockholders for such quarter have been accepted and (c) to the extent that such repurchases do not cause total repurchases in the quarter in which they are being repurchased to exceed that quarter's repurchase cap.

The following table summarizes the Company's related party transactions for the years ended December 31, 2024, 2023 and 2022 and the amount due to related parties as of December 31, 2024 and 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Payable as of December 31, 2024	Payable as of December 31, 2023
Organization and offering expense reimbursement [1]	$ —	$ 2	$ —	$ —	$ 2
Selling commissions and dealer manager fee [2]	—	4	155	—	—
Advisory fee [3]	3,196	3,381	3,692	265	271
Loan fees [4]	110	400	3,714	734	1,313
Accrued stockholder servicing fee [5]	—	4	(59)	408	442
Total	$ 3,306	$ 3,791	$ 7,502	$ 1,407	$ 2,028

_____

119

(Dollar amounts in thousands, except per share amounts)

(1) The Company reimburses the Advisor, the Sub-Advisor and their respective affiliates for costs and other expenses related to the Public Offerings, provided the Advisor has agreed to reimburse the Company to the extent that the organization and offering expenses that the Company incurs exceeds 15% of its gross proceeds from the Public Offerings.

(2) For the Public Offerings, the Dealer Manager was entitled to receive (a) upfront selling commissions of up to 6.0%, and upfront dealer manager fees of up to 1.25%, of the transaction price of each Class A share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 7.25% of the transaction price; (b) upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price; and (c) upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class D shares, Class I shares or shares of any class sold pursuant to the Company's DRP. All upfront selling commissions and dealer manager fees were reallowed (paid) by the Dealer Manager to participating broker-dealers.

(3) The Advisor is entitled to receive an advisory fee comprised of two separate components: (a) a fixed component payable monthly and (b) a performance component payable annually. The fixed component of the advisory fee is paid in an amount equal to 1/12th of 1.25% of the Company's average NAV for each month, paid monthly in arrears. The performance component of the advisory fee is calculated and paid annually, such that for any year in which the Company's total return per share exceeds 7% per annum, the Advisor will receive 20% of the excess total return allocable to shares of the Company's common stock; provided that in no event will the performance fee exceed 15% of the aggregate total return allocable to shares of the Company's common stock for such year. In addition, if the NAV per share decreases below $25 for any class of shares during the measurement period, any subsequent increase in NAV per share to $25 (or such other adjusted number) will not be included in the calculation of the performance component with respect to that class. The Advisor did not waive any advisory fees for the years ended December 31, 2024, 2023 and 2022. The Advisor pays fees to the Sub-Advisor for the services it delegates to the Sub-Advisor or may direct the Company to pay a portion of the fees otherwise payable to the Advisor directly to the Sub-Advisor.

(4) The Company pays the Advisor all new loan origination and administrative fees related to CRE loans held for investment, to the extent that such fees are paid by the borrower. Pursuant to the Sub-Advisory Agreement, the Advisor generally will reallow a portion of loan fees and all administrative fees to the Sub-Advisor.

(5) Subject to the Financial Industry Regulatory Authority, Inc. limitations on underwriting compensation, the Company pays the Dealer Manager selling commissions over time as stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing stockholders' accounts as follows: (a) for Class T shares only, 0.85% per annum of the NAV of the Class T shares; (b) for Class S shares only, 0.85% per annum of the aggregate NAV for the Class S shares; and (c) for Class D shares only, 0.25% per annum of the aggregate NAV for the Class D shares. The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder's account upon the occurrence of certain events. The Company accrues the full cost of the stockholder servicing fee as an offering cost at the time the Company sells Class T, Class S, and Class D shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

Expense Limitation Agreement

Pursuant to an expense limitation agreement (the "Expense Limitation Agreement") dated July 1, 2021, the Advisor and Sub-Advisor agree to waive reimbursement of or pay, on a quarterly basis, certain of the Company's ordinary operating expenses for each class of shares to the extent necessary to ensure that the ordinary operating expenses do not exceed 1.5% of the average monthly net assets on an annualized basis (the "1.5% Expense Limit"). Amounts waived or paid by the Advisor or Sub-Advisor pursuant to the Expense Limitation Agreement are subject to conditional repayment on a quarterly basis by the Company during the three years following the quarter in which the expenses were incurred, but only to the extent such repayment does not cause the Company to exceed its then-current expenses limitation, if any, for such quarter. Any waiver or reimbursement by the Advisor or Sub-Advisor not repaid by the Company within the three-year period will be deemed permanently waived and not subject to repayment under the Expense Limitation Agreement. During the year ended December 31, 2024, the amount of ordinary operating expenses either submitted for reimbursement by the Advisor and Sub-Advisor or incurred by the Company directly that was subject to the Expense Limitation Agreement did not exceed the 1.5% Expense Limit.

Separately from the limitation on ordinary operating expenses under the Expense Limitation Agreement, the Advisor and Sub-Advisor voluntarily chose not to seek reimbursement for certain expenses that they incurred or paid on behalf of the Company during the year ended December 31, 2024, and for which they may have been entitled to be reimbursed. The Advisory Agreement and Sub-Advisory

(Dollar amounts in thousands, except per share amounts)

Agreement provide that expenses will be submitted monthly to the Company for reimbursement, and the amount of expenses submitted for reimbursement in any particular month is not necessarily indicative of the total amount of expenses actually incurred by the Advisor and Sub-Advisor in providing services to the Company and for which reimbursement could have been received by the Advisor and Sub-Advisor.

Revolving Credit Liquidity Letter Agreements

IREIC, the Company's sponsor, and Sound Point have agreed under separate letter agreements dated July 20, 2021, and July 15, 2021, respectively, to make revolving credit loans to the Company in an aggregate principal amount outstanding at any one time not to exceed $5,000 and $15,000, respectively (the "IREIC-Sound Point Commitments") from time to time until the Termination Date (defined below) of the letter agreements. These letter agreements are identical to each other in all material respects other than the commitment amounts. Use of the IREIC-Sound Point Commitments is limited to satisfying requirements to maintain cash or cash equivalents under the Company's repurchase and other borrowing arrangements. The "Termination Date" is the earliest of (i) the Maturity Date (defined below) (ii) the first date on which the Company's balance sheet equity is equal to or greater than $500,000, (iii) the date IREIC or one of its affiliates is no longer the Company's advisor or Sound Point or one of its affiliates is no longer the Company's sub-advisor and (iv) such earlier date on which the commitment will terminate as provided in the letter agreements, for example, because of an event of default. The "Maturity Date" is one year from the date of the agreement, and the Maturity Date will be automatically extended every year for an additional year, unless (a) the lender delivers notice of termination 60 days prior to an anniversary of the letter agreements or (b) an Event of Default (defined below) has occurred and is continuing. Each revolving loan will bear interest at 6.00% per annum. Interest is payable in arrears when principal is paid or repaid and on the Termination Date. Each of the following constitutes an "Event of Default" under the letter agreements: (y) the Company fails to perform or observe any covenant or condition to be performed or observed under the letter agreement (including the obligation to repay a loan in full on the Termination Date) and such failure is not remedied within three business days of its receipt of notice thereof; or (z) the Company becomes insolvent or the subject of any bankruptcy proceeding.

Note 11 – Equity-Based Compensation

With each stock grant, the Company awards each of its three independent directors an equal number of restricted shares. The table below summarizes total stock grants as of December 31, 2024 with a vesting date after January 1, 2022.

Grant Date	Class of common stock granted	Total number of shares granted	Grant Date Fair Value Per Share	Total Fair Value of Grant	Proportion of total shares that vest annually	Vesting Date Year 1	Vesting Date Year 2	Vesting Date Year 3
January 7, 2019	Class P	1,200	$ 25.00	$ 30	1/3	1/7/2020	1/7/2021	1/7/2022
December 2, 2019	Class I	1,197	$ 25.07	$ 30	1/3	12/2/2020	12/2/2021	12/2/2022
December 1, 2020	Class I	1,393	$ 21.54	$ 30	1/3	12/1/2021	12/1/2022	12/1/2023
October 14, 2021	Class I	1,477	$ 20.31	$ 30	1/3	10/14/2022	10/14/2023	10/14/2024
October 3, 2022	Class I	1,534	$ 19.55	$ 30	1/3	10/3/2023	10/3/2024	10/3/2025
September 29, 2023	Class I	1,722	$ 17.42	$ 30	1/3	9/29/2024	9/29/2025	9/29/2026
September 12, 2024	Class I	1,812	$ 16.56	$ 30	1/3	9/12/2025	9/12/2026	9/12/2027

Under the RSP, restricted shares generally vest over a three-year vesting period from the date of the grant, subject to the specific terms of the grant. Restricted shares are included in common stock outstanding on the grant date. The grant-date value of the restricted shares is amortized over the vesting period representing the requisite service period. Compensation expense associated with the restricted shares issued to the independent directors was $30, $31 and $32 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the Company had $52 of unrecognized compensation expense related to the unvested restricted shares, in the aggregate. The weighted average remaining period that compensation expense related to unvested restricted shares will be recognized is 1.41 years. The total fair value at the vesting date for restricted shares that vested during the year ended December 31, 2024 was $26.

(Dollar amounts in thousands, except per share amounts)

A summary table of the status of the restricted shares granted under the RSP is presented below:

	Restricted Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2023	3,237	$ 18.53
Granted	1,812	16.56
Vested	(1,578)	19.01
Converted	—	—
Forfeited	—	—
Outstanding at December 31, 2024	3,471	$ 17.29

Note 12 – Fair Value of Financial Instruments

As discussed in Note 2, GAAP requires the disclosure of fair value information about financial instruments, whether or not they are recognized at fair value in the consolidated balance sheets, for which it is practicable to estimate that value. The following table details the carrying amount and estimated fair value of the Company's financial instruments at the dates below:

	December 31, 2024		December 31, 2023	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 64,549	$ 64,549	$ 54,143	$ 54,143
Commercial mortgage loans, net	549,173	549,173	722,003	722,003
Total	$ 613,722	$ 613,722	$ 776,146	$ 776,146
Financial liabilities				
Repurchase agreements — commercial mortgage loans	$ 360,677	$ 360,677	$ 457,438	$ 457,438
Credit facility payable	—	—	9,498	9,498
Loan participations sold	48,524	48,524	57,226	57,226
Total	$ 409,201	$ 409,201	$ 524,162	$ 524,162

The following describes the Company's methods for estimating the fair value for financial instruments:

- The estimated fair values of restricted cash, cash and cash equivalents were based on the bank balance and was a Level 1 fair value measurement.
- The estimated fair value of commercial mortgage loans, net is a Level 3 fair value measurement. The majority of the loans are floating rate and as such the interest rates on such loans reflect the current interest rate spreads. Additionally, since the loans have a short duration to maturity (0.6 years), are not delinquent or impaired (except for one loan impaired as of December 31, 2024 and two loans impaired as of December 31, 2023, for which an asset-specific CECL reserve has been recorded) and are expected to return to par, the Advisor determined the amortized cost, less allowance for credit losses, is the best estimate of fair value for all loans. The allowance for credit losses includes the analytical portion as well as the asset-specific component of the CECL reserve.

  For the impaired loan as of December 31, 2024, the CECL reserve was recorded based on the expected proceeds from the loan. For the impaired loans as of December 31, 2023, the CECL reserve was recorded based on the Company's estimation of the fair value of the loans' aggregate underlying collateral as of December 31, 2023. These loans are therefore measured at fair value on a nonrecurring basis using significant unobservable inputs and are classified as Level 3 assets in the fair value hierarchy. The Company estimated the fair value of these loans by considering a variety of inputs including property performance, market data, and comparable sales, as applicable. As of December 31, 2024, the significant unobservable input used is the expected loss based on a possible repayment amount that the Company has negotiated with the borrower. As of December 31, 2023, the significant unobservable input used is the exit capitalization rate assumption used to forecast the future sale price of the underlying real estate collateral, which ranged from 5.75% to 8.00%.

(Dollar amounts in thousands, except per share amounts)

- The estimated fair values of repurchase agreements – commercial mortgage loans, credit facility payable and loan participations sold are Level 3 fair value measurements based on expected present value techniques. This method discounts future estimated cash flows using rates the Company determined best reflect current market interest rates that would be offered for repurchase agreements, credit facilities and loan participations sold with similar characteristics and credit quality. The carrying value of these instruments approximates fair value as the fair value of these instruments is not materially sensitive to shifts in market interest rates because of the floating interest rates on these instruments.

Note 13 – Real Estate Owned

Addison and Irving, Texas Acquisition

On July 2, 2024, the Company acquired legal title to two office properties, one located in Addison, TX, and the other located in Irving, TX, through non-judicial foreclosure transactions. The properties previously collateralized a senior loan with an amortized cost basis of $24,411 that was risk rated 5 with a CECL reserve of $281 at the time of the acquisitions. The acquisitions were accounted for as asset acquisitions under applicable GAAP guidance, and the Company intends to hold these properties as real estate held for use with the intent to eventually sell when the market improves. The properties were recorded on the Company's consolidated balance sheet at $24,035 based on the estimated fair value at acquisition. The Company's fair market value estimate was determined based on appraisals performed by an independent third-party appraiser. The acquisitions resulted in a CECL reserve charge-off of $855 during the year ended December 31, 2024.

The Company allocated the fair value of the assumed assets and liabilities on the acquisition date as follows:

	Fair Value Allocation
Land	$ 3,858
Building and improvements	17,071
Acquired in-place lease value	3,526
Acquired above-market lease value	31
Acquired below-market lease value	(451)
Total	$ 24,035

Portland, Oregon Acquisition

On October 23, 2024, the Company acquired legal title to a multifamily property located in Portland, OR through a non-judicial foreclosure transaction. The property previously collateralized a senior loan with an amortized cost basis of $29,476 that was risk rated 5 with a CECL reserve of $9,884 at the time of the acquisition. The acquisition was accounted for as an asset acquisition under applicable GAAP guidance, and the Company intends to hold this property as real estate held for use with the intent to eventually sell when the market improves. The property was recorded on the Company's consolidated balance sheet at $19,592 based on the estimated fair value at acquisition. The Company's fair market value estimate was determined based on an appraisal performed by an independent third-party appraiser. The acquisition resulted in a CECL reserve charge-off of $9,577 during the year ended December 31, 2024.

The Company allocated the fair value of the assumed assets and liabilities on the acquisition date as follows:

	Fair Value Allocation
Land	$ 1,975
Building and improvements	16,989
Furniture, fixtures and equipment	343
Acquired in-place lease value	285
Total	$ 19,592

(Dollar amounts in thousands, except per share amounts)

Real Estate Owned

The following table presents the REO assets as of December 31, 2024:

	December 31, 2024
Land	$ 5,833
Building and improvements	34,122
Furniture, fixtures and equipment	343
Accumulated depreciation	(665)
Real estate owned, net	$ 39,633

The company held no REO assets as of December 31, 2023.

During the year ended December 31, 2024 and 2023, the Company incurred $665 and $514 of depreciation expense, respectively.

Acquired Intangible Assets and Liabilities

The following table summarizes the Company's identified intangible assets and liabilities as of December 31, 2024:

	December 31, 2024
Intangible assets:	
Acquired in-place lease value	$ 3,811
Acquired above-market lease value	31
Accumulated amortization	(873)
Acquired lease intangible assets, net	$ 2,969
Intangible liabilities:	
Acquired below-market lease value	$ 451
Accumulated amortization	(47)
Acquired lease intangible liabilities, net	$ 404

As of December 31, 2024, the weighted-average amortization period for the acquired in-place lease intangibles of the properties acquired during the year ended December 31, 2024 was 3.22 years.

Amortization pertaining to acquired in-place lease value, above-market lease value and below-market lease value is summarized below:

	Year Ended December 31, 2024
Amortization recorded as amortization expense:	$ 862
Acquired in-place lease value	$ 862
Amortization recorded as a (reduction) increase to rental income:	
Acquired above-market leases	$ (11)
Acquired below-market leases	47
Net rental income increase	$ 36

(Dollar amounts in thousands, except per share amounts)

Estimated amortization of the respective intangible lease assets and liabilities as of December 31, 2024 for each of the five succeeding years and thereafter is as follows:

	In-Place Leases	Above-Market Leases	Below-Market Leases
2025	$ 1,514	$ 17	$ 93
2026	547	3	82
2027	362	—	75
2028	202	—	60
2029	166	—	58
Thereafter	158	—	36
Total	$ 2,949	$ 20	$ 404

Rental Revenue as a Lessor

The table below presents the future minimum lease payments to be received under non-cancelable operating leases, excluding tenant reimbursements of expenses, and assuming no expiring leases are renewed, as of December 31, 2024. Leases for the multifamily property are generally 12 months or less and are therefore excluded from the table below.

	Lease Payments
2025	$ 2,554
2026	1,813
2027	1,422
2028	993
2029	879
Thereafter	1,154
Total	$ 8,815

Disposition of Real Estate

On September 28, 2023, the Company sold the Renaissance O'Hare property for net proceeds of $11,942 and recorded a gain of $206 on the sale. During May 2023, the Company had recorded an impairment charge of $6,934, which is reflected in the provision for asset impairment on the consolidated statement of operations during the year ended December 31, 2023.

Note 14 – Leases

Prior to September 28, 2023, the Company was the lessee under one ground lease. The ground lease, which commenced on April 1, 1999, was assumed as part of the Renaissance O'Hare property acquired through a deed-in-lieu of foreclosure transaction on August 20, 2020. The lease was classified as a finance lease.

Upon assumption of the lease on August 20, 2020, the Company recorded a lease liability of $16,827 and a ROU asset of $5,549 on its consolidated balance sheet. The lease liability was based on the present value of the ground lease's future payments using an interest rate of 11.37%, which the Company considered reasonable and an estimate of the Company's incremental borrowing rate. Upon the sale of the property on September 28, 2023 (see Note 13), the Company was no longer obligated under the ground lease.

For the years ended December 31, 2024, 2023 and 2022, total finance lease cost recorded to real estate operating expenses on the Company's consolidated statements of operations was comprised as follows:

(Dollar amounts in thousands, except per share amounts)

	Years ended December 31,		
	2024	2023	2022
Amortization of right-of-use assets	$ —	$ 30	$ 72
Interest on lease liabilities	—	1,483	1,963
Total finance lease cost	$ —	$ 1,513	$ 2,035

Note 15 – Subsequent Events

The Company has evaluated subsequent events through March 14, 2025, the date the consolidated financial statements were issued, and determined that there have not been any events that have occurred that would require adjustments to disclosures in the consolidated financial statements except for the following transactions:

Common Stock Distributions

On January 30, 2025, the Company announced that the Board authorized distributions to stockholders of record as of January 31, 2025, that the Company paid on or about February 18, 2025 for each class of its common stock in the amount per share set forth below:

	Common Stock				
	Class P	Class A	Class T	Class D	Class I
Aggregate gross distributions declared per share	$ 0.1042	$ 0.1042	$ 0.1042	$ 0.1042	$ 0.1042
Stockholder servicing fee per share	N/A	N/A	0.0119	0.0035	N/A
Net distributions declared per share	$ 0.1042	$ 0.1042	$ 0.0923	$ 0.1007	$ 0.1042

On February 27, 2025, the Company announced that the Board authorized distributions to stockholders of record as of February 28, 2025, payable on or about March 18, 2025 for each class of its common stock in the amount per share set forth below:

	Common Stock				
	Class P	Class A	Class T	Class D	Class I
Aggregate gross distributions declared per share	$ 0.1042	$ 0.1042	$ 0.1042	$ 0.1042	$ 0.1042
Stockholder servicing fee per share	N/A	N/A	0.0108	0.0032	N/A
Net distributions declared per share	$ 0.1042	$ 0.1042	$ 0.0934	$ 0.1010	$ 0.1042

Preferred Stock Distribution

On February 27, 2025, the Company announced that the Board authorized a distribution on its Series A Preferred Stock to stockholders of record as of March 15, 2025, payable on or about March 28, 2025 in the amount of $0.421875 per share.

InPoint Commercial Real Estate Income, Inc.
Schedule IV – Mortgage Loans on Real Estate
December 31, 2024
(Dollar amounts in thousands)

Type of Loan (1)	Principal Balance (2)	Carrying Amount (2)	Property Type	Cash Coupon (2)	Periodic Payment Terms (3)	Maximum Maturity (4)
First Mortgage Loan 1	$ 13,450	$ 12,714	Office	SOFR+4.70%	I/O	4/9/23 (5)
First Mortgage Loan 2	46,725	45,741	Office	SOFR+2.75%	I/O	7/9/26
First Mortgage Loan 3	2,862	1,932	Office	SOFR+4.20%	I/O	11/9/26 (6)
First Mortgage Loan 4	13,626	12,582	Office	SOFR+3.10%	I/O	10/9/25 (7)
First Mortgage Loan 5	23,078	21,334	Office	SOFR+2.90%	I/O	10/9/26 (8)
First Mortgage Loan 6	9,850	9,825	Retail	SOFR+3.50%	I/O	3/9/25
First Mortgage Loan 7	16,135	16,099	Multifamily	SOFR+3.10%	I/O	6/9/26
First Mortgage Loan 8	25,696	25,617	Multifamily	SOFR+2.90%	I/O	11/9/26
First Mortgage Loan 9	24,331	24,040	Multifamily	SOFR+3.05%	I/O	12/9/25 (9)
First Mortgage Loan 10	25,625	25,181	Multifamily	SOFR+2.85%	I/O	12/9/26
First Mortgage Loan 11	39,217	39,067	Multifamily	SOFR+3.05%	I/O	12/9/26
First Mortgage Loan 12	25,656	25,634	Multifamily	SOFR+3.20%	I/O	1/9/27
First Mortgage Loan 13	38,933	38,680	Multifamily	SOFR+3.40%	I/O	1/9/27 (10)
First Mortgage Loan 14	15,496	15,469	Industrial	SOFR+3.55%	I/O	10/9/25
First Mortgage Loan 15	14,998	14,934	Multifamily	SOFR+3.30%	I/O	2/9/27
First Mortgage Loan 16	30,000	29,978	Mixed Use	SOFR+3.04%	I/O	3/9/27
First Mortgage Loan 17	29,277	29,179	Multifamily	SOFR+3.40%	I/O	3/9/27
First Mortgage Loan 18	17,096	16,909	Industrial	SOFR+3.30%	I/O	4/9/27 (11)
First Mortgage Loan 19	15,159	14,667	Multifamily	SOFR+3.25%	I/O	4/9/27
First Mortgage Loan 20	20,525	20,272	Multifamily	SOFR+3.40%	I/O	5/9/26
First Mortgage Loan 21	51,373	50,858	Multifamily	SOFR+3.45%	I/O	6/9/27
First Mortgage Loan 22	27,905	26,879	Multifamily	SOFR+3.90%	I/O	9/9/27
First Mortgage Loan 23	22,290	22,226	Multifamily	SOFR+3.90%	I/O	12/9/27
Credit Loan 1	7,500	7,476	Office	9.20%	I/O	10/11/27
Credit Loan 2	5,880	1,880	Office	10.00%	I/O	10/6/24 (12)
	$ 562,683	$ 549,173				

(1) First mortgage loans are first position mortgage loans and credit loans are mezzanine and subordinated loans.

(2) Cash coupon is the stated rate on the loan. Credit Loan 2 is on nonaccrual basis as of December 31, 2024. First Mortgage Loan 5 is paying interest at a 4.0% fixed current rate and accruing the remaining amount as payment-in-kind. Our first mortgage loans are all floating rate and each contains a minimum SOFR floor. As of December 31, 2024, the weighted average SOFR floor for these loans was 0.68%. An 80% undivided senior interest in each of First Mortgage Loans 1 and 5, which includes the right to receive priority interest payments at a rate of SOFR+2.00%, was sold by our Operating Partnership pursuant to a Loan Participation Agreement dated November 15, 2021. Our Operating Partnership has retained a 20% undivided subordinate interest in each of these loans.

(3) I/O = interest only, P/I = principal and interest.

(4) Maximum maturity assumes all extension options are exercised by the borrower, however loans may be repaid prior to such date.

(5) The loan matured on April 9, 2023 and is currently accruing default interest. The Company is negotiating an extension to allow the borrower to obtain long-term financing or bridge financing to pay-off the existing loan. The property securing the loan is class A office and was 92% occupied as of December 31, 2024. The Company has reviewed the loan and based on the estimated LTV recorded a $0.8 million asset-specific CECL reserve as of December 31, 2024.

(6) The loan matures on November 9, 2026 and the borrower has been marketing the property for sale. The borrower sold one property securing the loan and paid down the principal balance of $5.1 million in order to receive an extension on the loan. The Company has reviewed the loan and based on the estimated LTV recorded a $0.9 million asset-specific CECL reserve as of December 31, 2024.

(7) The loan matures on October 9, 2025. The Company has reviewed the loan and based on the estimated LTV recorded a $1.1 million asset-specific CECL reserve as of December 31, 2024.

(Dollar amounts in thousands)

(8) The loan matures on October 9, 2025. In February 2025, the Company was notified that the borrower was delinquent on paying the property manager and, as a result, the Company notified the borrower that they were in default of the loan agreement. The Company began foreclosure procedures in March 2025 pending resolution by the borrower. The Company has an allocated CECL reserve of $1.8 million on the loan as of December 31, 2024.

(9) The loan matures on December 9, 2025. The Company has reviewed the loan and based on the estimated LTV recorded a $0.2 million asset-specific CECL reserve as of December 31, 2024.

(10) The loan matured on January 9, 2025. The Company had an agreement with the borrower to extend the loan pending the borrower making an equity infusion to pay down the loan. The borrower was unable to make the required payment to the Company. The Company will proceed with the foreclosure process. The Company has an allocated CECL reserve of $0.3 million on the loan as of December 31, 2024.

(11) The loan matures on April 9, 2025 and the Company has been negotiating an extension with the borrower. The Company has reviewed the loan and based on the estimated LTV recorded a $0.2 million asset-specific CECL reserve as of December 31, 2024.

(12) The loan matured on October 6, 2024. The borrower is current on all debt service payments. The property is occupied by a single tenant that is possibly exiting the property at the end of its lease. The Company has negotiated with the borrower a possible repayment at an amount less than the outstanding balance. The Company has recorded a $4.0 million asset-specific CECL reserve on this loan as of December 31, 2024. The loan was placed on nonaccrual status effective July 1, 2024.

Reconciliation of Commercial Mortgage Loans, At Cost:

The following table reconciles commercial mortgage loans, at cost for the years ended:

	2024	2023	2022
Balance at January 1,	$ 722,003	$ 842,278	$ 665,498
Adoption of ASU 2016-13	—	(4,787)	—
Balance at beginning of period after adoption	722,003	837,491	665,498
Additions during period:			
Loan fundings	10,217	23,073	300,576
Amortization of deferred fees and expenses	600	865	616
Deductions during period:			
Collections of principal	(123,778)	(107,520)	(120,240)
Sale of loan [(1)]	(12,749)	(17,433)	—
Transfer on foreclosure to real estate owned [(2)]	(53,887)	—	—
Provision for credit losses	(2,481)	(16,957)	(3,588)
Net fees capitalized into carrying value of loans	(1,184)	(999)	(584)
Charge-offs [(1)(2)]	10,432	3,483	—
Balance at December 31,	$ 549,173	$ 722,003	$ 842,278

(1) The Company sold one loan during 2024 and one loan during 2023. See Note 4 and Note 5 for further information.

(2) The Company acquired one multifamily and two office properties during 2024. See Note 13 for further information.

inland-investments.com/inpoint



Real Estate Investment Corporation

2901 Butterfield Road
Oak Brook, Illinois 60523